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As filed with the Securities and Exchange Commission on January 2, 2004

Registration No. 333-
811-07647

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-6

                        REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933        /x/
                            PRE-EFFECTIVE AMENDMENT NO.        / /
                            POST-EFFECTIVE AMENDMENT NO.        / /

SEPARATE ACCOUNT VL
(Exact Name of Trust)

PROTECTIVE LIFE INSURANCE COMPANY
(Name of Depositor)

2801 Highway 280 South
Birmingham, AL 35223
(Complete Address of Depositor's Principal Executive Offices)

Copy To:

Nancy Kane, Esquire Protective Life Insurance Company 2801 Highway 280 South Birmingham, AL 35223 (Name and Address of Agent for Service)	Stephen E. Roth, Esquire Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004

Title and Amount of Securities being Registered:
An indefinite amount of interests under flexible premium variable life insurance policies.

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

CROSS REFERENCE SHEET

Item No. in Form N-8 B-2	Location

1, 2	CAPTION IN PROSPECTUS COVER, PROTECTIVE LIFE INSURANCE COMPANY, THE SEPARATE ACCOUNT
3	Inapplicable
4	DISTRIBUTION AND OTHER AGREEMENTS
5, 6	THE SEPARATE ACCOUNT
7	Inapplicable
8	FINANCIAL STATEMENTS
9	POLICY BENEFITS AND VALUES, Death Benefit, Optional Additional Benefit Riders, Legal Proceedings
10 (a), (b), (c), (d), (e)
HIGHLIGHTS, Surrender and Withdrawals, Surrender Withdrawals, Transfers Among Investment Options, Maturity Proceeds, Lapse and Reinstatement, Determination of Account Value, OTHER PROVISIONS OF THE POLICY, THE POLICIES, YOUR INVESTMENT OPTIONS
10 (f)	Voting Rights, OTHER PROVISIONS OF THE POLICY
10 (g), (h)	Transfers Among Investment Options
10 (i)	Mixed and Shared Funding, POLICY BENEFITS AND VALUES, OTHER PROVISIONS OF THE POLICY
11, 12
THE SEPARATE ACCOUNT, YOUR INVESTMENT OPTIONS; AIM Variable Insurance Funds, Inc.; American Century Variable Portfolios, Inc.; Scudder Investments (formerly Deutsche Asset Management VIT Funds); Federated Insurance Series; INVESCO Variable Investment Funds, Inc.; Lord Abbett Series Fund, Inc.; MFS Variable Insurance Trust; PBHG Insurance Series Funds, Inc.; Seligman Portfolios, Inc.; Templeton Variable Products Series Fund; Fidelity Variable Insurance Products Funds; Variable Investors Series Trust
13	HIGHLIGHTS, OTHER CHARGES AND DEDUCTIONS (Not Currently Charged), Elimination, Reduction, or Refund of Charges and Deductions; Increases in Bonuses
14, 15	Application and Issuance of a Policy, Free Look Right, Delayed Investment Allocation Date
16	Premiums, Allocation of Premiums, Determination of Account Value
17	Surrenders and Withdrawals, Payment of Proceeds
18
Our Taxation, Income Tax Treatment of Policy Benefits, Determination of Account Value, Diversification Requirements, THE SEPARATE ACCOUNT, The Available Options, THE POLICIES, MORE ABOUT CHARGES AND DEDUCTIONS
19	Reports and Records, ADVERTISING PRACTICES, OTHER PROVISIONS OF THE POLICY
20	See 10(g) & 10(h)
21	Regular Loans Interest, Preferred Loans Interest, THE POLICIES

22, 23, 24	Inapplicable
25	PROTECTIVE LIFE INSURANCE COMPANY
26	Inapplicable
27	PROTECTIVE LIFE INSURANCE COMPANY
28	OUR MANAGEMENT
29	PROTECTIVE LIFE INSURANCE COMPANY
30, 31, 32, 33, 34	Inapplicable
35	State Regulation
36	Inapplicable
37	Inapplicable
38, 39, 40, 41 (a)	DISTRIBUTION AND OTHER AGREEMENTS, PROTECTIVE LIFE INSURANCE COMPANY
41 (b), 41 (c), 42, 43	Inapplicable
44	Determination of Account Value
45	Inapplicable
46	Surrender and Withdrawals
47, 48, 49, 50	Inapplicable
51	POLICY BENEFITS AND VALUES
52	POLICY BENEFITS AND VALUES; Death Benefit; Death Benefit Options A and B
53 (a)	FEDERAL TAX MATTERS
53 (b), 54, 55	Inapplicable
56, 57, 58	Inapplicable
59	FINANCIAL STATEMENTS

 Prospectus January 2, 2004

CAPITAL ESTATE BUILDER VUL
JOINT SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
Issued by
PROTECTIVE LIFE INSURANCE COMPANY
Separate Account VL
P.O. Box 830765
Birmingham, Alabama 35283-0765
Telephone: 1-800-228-1035
www.protective.com

        The Policy described in this prospectus provides life insurance coverage that is payable upon the death of a Surviving Insured. The Policy also permits you, the Owner, to accumulate Account Value based on the premiums you pay, the charges and expenses of the Policy, and the investment results of the underlying investment options. You have the flexibility to adjust the amount and frequency of premium payments and the level of life insurance provided under the Policy. Protective Life Insurance Company ("Protective Life," the "Company," "we," "us," or "our") does not currently offer the Policy for sale to new purchasers.

        You choose the form of death benefit from one of two options. Generally, the death benefit amount is either equal to the Face Amount shown in the Policy (Death Benefit Option A), or an amount equal to the Face Amount plus the Account Value (Death Benefit Option B).

        You may allocate your premiums and your Policy's Account Value among the different investment options, to our Fixed Account, or to the investment options available through our segregated asset account called Separate Account VL (the "Separate Account"). The Separate Account invests in selected portfolios of various investment funds (the "Funds"). The portfolios currently available under the Policy are:

AIM Variable Insurance Funds, Inc. ("AIM")
V.I. Capital Appreciation
V.I. Growth

American Century Variable Portfolios, Inc. ("ACS")
V.P. Value
V.P. Income & Growth
V.P. International Growth
V.P. Ultra

Scudder Investments (formerly Deutsche Asset Management VIT Funds) ("Scudder")
EAFE Index
Equity 500 Index
Small Cap Index

Federated Insurance Series ("FIS")
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated U.S. Government Securities II

Fidelity Variable Insurance Products Funds ("FMR")
Contrafund®, Service Class 2 shares
Equity Income, Service Class 2 shares
Growth Opportunities, Service Class 2 shares
Growth & Income, Service Class 2 shares

INVESCO Variable Investment Funds, Inc. (INVESCO)
Dynamics
Financial Services
Health Sciences
Real Estate Opportunity

Lord Abbett Series Fund Inc. ("LA")
Growth & Income

MFS®* Variable Insurance Trust ("MFS")
Investors Growth Stock Series*
Investors Trust Series*
New Discovery Series*
Total Return Series
Utilities Series

Seligman Portfolios, Inc. ("SEL")
Communications & Information, Class 2
Small Cap Value, Class 2

Franklin Templeton Variable Insurance Products Series Fund ("VIPT")
Growth Securities, Class 2 shares
Foreign Securities Fund, Class 2 shares
Developing Markets Securities, Class 2 shares
Global Health Care Securities, Class 2 shares

PBHG Insurance Series Fund, Inc. ("PBHG")
Small Cap Growth

*	Initial Class Shares not available for new purchases or transfers.

        We guarantee to keep your policy in force for a minimum period as long as you pay certain Minimum Monthly Premium amounts. The minimum period depends on the Age of the Insured when we issue the Policy, and will be either 5 years or age 70 of the older Insured, whichever occurs later.

        This prospectus contains information you should know before investing.

        The Policies are not bank deposits; are not federally insured; are not endorsed by any bank or government agency; are not guaranteed, and may be subject to loss of principal.

        Neither the Securities and Exchange Commission nor any state securities commission approved or disapproved these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus and the current prospectuses of the Funds should be read and retained for future reference.

        We have not authorized any person to give any information not contained in this prospectus (or in any sales literature we have approved.) We do not offer the Policies everywhere, and this prospectus does not constitute an offer anywhere that it would be unlawful. In certain jurisdictions, various time periods and other terms and conditions may vary from what is described in this prospectus. Any such variations that apply to your Policy will be included in the Policy or a related rider or endorsement.

DEFINITIONS

        Beneficiary   The person, persons or entity who will receive the Death Benefit. The Beneficiary is stated in the application for this Policy, unless changed in accordance with the Policy provisions.

        Business Day — Each day the New York Stock Exchange is open for regular trading. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day, Martin Luther King Day, Jr., President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Christmas Day. Each Business Day ends at the close of regular trading for the day on the exchange, which usually is 4:00 p.m. Eastern time.

        Death Benefit   The amount of insurance provided under a Policy on the life of the insured.

        Insureds — The two people whose lives are insured under the Policies. Death benefits are payable upon the death of the second of the Insureds to die. We call this person the "Surviving Insured."

        Joint Age — The joint equivalent age of the Insureds that is used to calculate the costs and benefits under the Policies. We determine the Joint Age on the Policy Date and it increases by 1 on each Policy Anniversary. The Joint Age will vary by the premium rate classes of the Insureds.

        Policy Anniversary — An anniversary of the Policy Date.

        Policy Date — The date the Policy takes effect, as shown on the Owner's Policy data page. Policy Months and Policy Years are measured from this date.

        Policy Month — Each one-month period beginning on the Policy Date and generally on the same day of each month after that.

        Policy Quarter — One quarter of a Policy Year. The first Policy Quarter begins on the Policy Date and ends on the last Business Day of the third Policy Month.

        Policy Year — Each 12-month period beginning on the Policy Date.

        Premium Rate Class — An insurance underwriting risk category that is used to determine certain benefits and charges under a Policy. For example, Monthly Minimum Premiums, cost of insurance charges, and Premium Value bonuses will vary by the premium rate class assigned the Insureds. On the date of this prospectus, we use Preferred, Smoker and Non-Smoker premium rate classes that will differ based on the sex of the Insureds. These classes are further sub-divided into "standard" and "substandard" insurance classes. Charges are generally higher for substandard insurance classes.

        Variable Service Center:   Protective Life Insurance Company, P.O. Box 830765, Birmingham, Alabama, 35283-0765; telephone 1-800-228-1035; www.protective.com.

HIGHLIGHTS

        These highlights discuss certain important aspects of the Policy. The rest of this prospectus explains these and other aspects in greater detail. You should be sure to read the prospectus and the prospectuses of the Funds for more complete information.

        How do investment results affect a Policy?

        You invest the Account Value under your Policy in one or more of the investment options we offer. Your Account Value increases or decreases by the amount of any positive or negative return it earns in those options. Your Account Value also will decrease by the amount of all charges and deductions we make under your Policy. The Death Benefit we pay under your Policy when the Surviving Insured dies can also vary as a result of the investment results achieved for your Account Value.

        Account Value invested in our Separate Account investment options is not guaranteed, and you bear the entire investment risk under those options. Account Value allocated to our Fixed Account, however, is provided with our guarantees of principal and a minimum 4% rate of interest on an annual basis.

(Similar guarantees apply to an amount of your Account Value that equals any Policy loans that you take out.)

        How much can I (or must I) invest in a Policy?

        Payment of the Monthly Minimum Premium amounts specified in the Policy guarantees that the Policy will remain in force for a guarantee period specified in your Policy. The period will be for the later of 5 Policy Years or until the Policy Anniversary on or next following the older insured's age 70.

        Planned and unplanned additional premiums may be paid, subject to certain limitations. For example, we will not permit you to pay so much premium that your Policy would fail to meet the definitions of a life insurance contract under the Internal Revenue Code ("Code").

        We may accept a payment of an amount that would, however, cause your Policy to be classified as a "modified endowment contract" for tax purposes.

        Payment of large amounts of premium (relative to the amount of insurance coverage) during certain periods of time may cause a Policy to be classified as a "modified endowment contract" under section 7702A of the Code. Under current federal income tax law, any pre-death distributions from a modified endowment contract, or "MEC," including loans, assignments, partial withdrawals and surrenders, will be included in your taxable income on an income first basis, and a 10% penalty tax will be imposed on any such income distributed before you attain age 59 1/2.

        Will I have access to my Account Value?

        You may borrow up to 90% of your Policy's Cash Surrender Value, subject to certain limitations. (Cash Surrender Value is your Account Value less any loan, less any accrued loan interest, and less any applicable Surrender Charges.) You may surrender (i.e., cancel) your Policy at any time and we will pay you the Cash Surrender Value. Subject to certain limits, you also may make a partial withdrawal of your Cash Surrender Value after the first Policy Year.

        Do I receive special advantages for holding a Policy over a long term?

        Your Policy will be eligible for Premium Value Bonuses and Cash Value bonuses after 8 Policy Years.

        We have developed a Premium Value Bonus to provide special value to Policy owners who have paid, and continue to pay, amounts equal to the Monthly Minimum Premium times the number of elapsed Policy months. We will pay the Premium Value Bonuses starting in the 9th Policy Year, based on the amount of premiums you paid that you are not deemed to have withdrawn or borrowed. The amount of a Premium Value Bonus credited each month is based on the premium rate class of the insured persons, the total Monthly Minimum Premium you have paid at that time (and not deemed to have withdrawn or borrowed) and the Premium Value Bonus percentages then in effect. The Premium Value Bonus percentage currently is calculated at an annual rate of 5% of the Policy's Monthly Minimum Premium for Preferred, Non-Smoker and Smoker premium rate classes. We may change the Premium Value Bonus percentage rates at any time, but the annual rate will not be less than 3% for Preferred, Non-Smoker and Smoker standard premium rate classes.

        In addition to the Premium Value Bonus, a Cash Value Bonus is also scheduled to be paid monthly starting in the 9th Policy Year, based on your then current Account Value (net of Policy loans and interest thereon) and the Cash Value Bonus percentage then in effect. The Cash Value Bonus annual percentage currently ranges from .30% for a Policy with Account Value (net of Policy loans and interest thereon) of more than $200,000 at the start of the applicable Policy Year, to 0.20 % if such value is $100,000 up to $200,000, to 0.10% if such value is $25,000 or more (but less than $100,000), to 0% if such value is less than $25,000.

        The Cash Value bonus is currently scheduled to increase after the 20th Policy Year to .75% for Policies with an Account Value (net of Policy loans and interest thereon) at the start of the applicable year of more than $200,000, to .50% if such value is more than $100,000 (up to $200,000), to .25% if such value is at least $25,000 (but less than $100,000 and 0% if such value is less than $25,000.

        Because we do not guarantee any minimum Cash Value percentage, we could terminate or reduce Cash Value Bonuses at any time.

        The Premium Value and Cash Value Bonuses will not be paid if your state does not permit them. You should check with your sales representative or call our Variable Service Center to confirm the availability of the bonuses.

        What general income tax consequences will I have from owning a Policy?

        Under current federal tax law, you generally do not pay income tax on increases in your Account Value unless and until there is a total surrender or partial withdrawal. A complete surrender of the Policy will, and a partial withdrawal may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Additional amounts may be taxable if a partial surrender during the first 15 Policy Years results in or is necessitated by a reduction in benefits.

        Under current federal tax law, you will generally not pay current income tax on the proceeds from any Policy loan. Interest you pay on the loan generally will not be tax deductible, however.

        Special rules are applicable to a surrender, withdrawal, loan or transfer of ownership from a Policy classified as a "modified endowment contract" or "MEC".

        Death Benefit Proceeds paid to the Beneficiary under the Policy are generally not subject to federal income tax.

        Please review the FEDERAL TAX MATTERS section of this prospectus for additional information. We may make any change in a Policy or take any other action in order to comply with applicable state and federal law, including all tax law requirements for treatment as life insurance.

        How much do we pay the Policy's Beneficiary when the Surviving Insured person dies?

        Upon the death of the Surviving Insured, we will pay the Death Benefit Proceeds to the Beneficiary. The Death Benefit Proceeds are (1) the amount payable under Death Benefit Option A or B (whichever is in effect), (2) minus any outstanding Policy loans and interest thereon, (3) minus any due and unpaid monthly deductions and charges under your Policy, (4) plus any amounts we owe under the terms of any optional additional benefit riders to your Policy. The Beneficiary may receive the proceeds in a lump sum or in the form of one of our annuity payout options.

        What charges and deductions do you make?

        The Policy is subject to the following charges and deductions:

        Monthly Deductions — composed of the following:

  •
  administrative charge — currently $10 each Policy Month (which we may increase to not more than $13 per month);

  •
  policy benefit charge — at an annualized rate of 0.30% of your Policy's Account Value;

  •
  policy fee — based on the Face Amount of the policy, the sex and premium rate class of the Insureds and the Joint Age on the Policy Date;

  •
  a cost of insurance charge — based on the sex and premium rate class of the Insureds, the Joint Age, Policy Year and amount of coverage; and

  •
  any charges for optional additional benefit riders.

        Daily Deductions — the charge currently equals an annual rate of 0.90% (which we may increase to not more than 1.20%) of the daily net assets in each Separate Account investment option.

        Surrender Charge — will be assessed upon termination of your Policy during the first 10 Policy Years. The Surrender Charge varies for each Policy Year during this period. The maximum Surrender Charge is 125% of 12 Monthly Minimum Premiums up to a limit, for standard premium rate classes, of $33.75 per $1,000 of Face Amount. A new set of Surrender Charges is established for the 10-year period following an increase in Face Amount.

        Fund Expenses — we purchase shares of the Portfolios of the Funds at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. Accordingly, these expenses reduce the return you earn in our related variable investment options. The Portfolio expenses used to prepare the following table were provided to Protective Life by the Funds. Protective Life has not independently verified such information. More detail concerning each Portfolio's fees and expenses are contained in the prospectus for each Portfolio. The expenses shown are the total annual expenses of the Portfolios as a percentage of average net assets for the year ended December 31, 2002.

Fund	Mgmt Fees	12b-1 Fees	Other Exp	Total Exp	Total After Reimbursement
AIM Variable Insurance Funds, Inc.
AIM V.I. Capital Appreciation (1)	0.61%	None	0.24%	0.85%	0.85%
AIM V.I. Growth (1)	0.63%	None	0.28%	0.91%	0.91%
American Century Variable Portfolios, Inc. ("ACS")
V.P. Value (2)(3)	0.95%	None	0.00%	0.95%	0.95%
V.P. Income & Growth (3)	0.70%	None	0.00%	0.70%	0.70%
V.P. International Growth (2)(4)	1.30%	None	0.01%	1.31%	1.31%
V.P. Ultra (2)(3)	1.00%	None	0.00%	1.00%	1.00%
Scudder Investments ("Scudder")
EAFE Index (5)(6)	0.05%	None	0.06%	0.11%	0.10%
Small Cap Index Fund (7)	0.35%	None	0.26%	0.61%	0.45%
Equity 500 Index (8)	0.20%	None	0.12%	0.32%	0.30%
Federated Insurance Series ("FIS")
Federated High Income	0.60%	0.25%	0.25%	1.27%	1.00%
Bond Fund II (9)(10)(11)			0.17%
Federated Prime Money	0.50%	None	0.25%	0.89%	0.64%
Fund II (12)(13)			0.14%
Federated Fund for U.S.	0.60%	None	0.25%	0.97%	0.72%
Government Securities II (13)(14)			0.12%
Lord Abbett Series Funds Inc. ("LA")
Growth and Income Portfolio (15)	0.50%	None	0.46%	0.96%	0.96%
MFS Variable Insurance Trust
Investors Growth Stock Series (16)	0.75%	None	0.13%	0.88%	0.87%
Investors Trust Series	0.75%	None	0.13%	0.88%	0.88%
New Discovery Series (16)	0.90%	None	0.15%	1.05%	1.04%
Total Return Series	0.75%	None	0.11%	0.86%	0.86%
Utilities Series (16)	0.75%	None	0.19%	0.94%	0.93%
Seligman Portfolios, Inc.
Communications and Information Portfolio (class 2)	0.75%	0.25%	0.23%	1.23%	1.23%
Small-Cap Value Portfolio (class 2)	1.00%	0.19%	0.18%	1.37%	1.37%
Franklin Templeton Variable Insurance products Series Fund
Growth Securities Fund (class 2) (17)(18)	0.81%	0.25%	0.06%	1.12%	1.12%
Foreign Securities Fund (class 2) (19)	0.70%	0.25%	0.20%	1.15%	1.13%

Developing Markets Securities Fund (class 2)	1.25%	0.25%	0.33%	1.83%	1.83%
Small Cap Fund (class 2) (18)(19)	0.53%	0.25%	0.31%	1.09%	1.04%
Fidelity Variable Insurance Products Funds ("FMR")
Contrafund Portfolio (service class 2) (20)	0.58%	0.25%	0.10%	0.93%	0.93%
Equity-Income Portfolio (service class 2) (21)	0.48%	0.25%	0.10%	0.83%	0.83%
Growth Opportunities Portfolio (service class 2) (21)	0.58%	0.25%	0.14%	0.97%	0.97%
Growth & Income Portfolio (service class 2) (20)	0.48%	0.25%	0.12%	0.85%	0.85%
Invesco Variable Investment Funds, Inc.
Dynamics Fund (22)(23)	0.75%	None	0.37%	1.12%	1.12%
Financial Services Fund (22)(23)	0.75%	None	0.34%	1.09%	1.09%
Health Sciences Fund (22)(23)	0.75%	None	0.32%	1.07%	1.07%
Real Estate Opportunity Fund (22)(23)(24)	0.90%	None	0.99%	1.89%	1.36%
PBHG Insurance Series Fund, Inc.
Small Cap Growth Portfolio (25)	0.85%	None	0.84%	1.69%	1.20%

Footnotes:

(1)
Except as otherwise noted, figures shown in the table are for the year ended December 31, 2002 and are expressed as a percentage of fund average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.
(2)	The fund has a stepped fee schedule. As a result, the fund's management fee rate generally decreases as fund assets increase and increases as fund assets decrease.
(3)	Other expenses, which include the fees and expenses of the fund's independent directors and their legal counsel, as well as interest, were less than 0.005% for the most recent fiscal year.
(4)	Other expenses include the fees and expenses of the fund's independent directors and their legal counsel, as well as interest.
(5)	Annual operating expenses reflect the expenses of both the fund and the Equity 500 Index Portfolio, the master portfolio in which the fund invests its assets. A further discussion of the relationship between the fund and the master portfolio appears in the "Organizational Structure" section of this fund's prospectus.
(6)	For the 24-month period beginning April 25, 2003 (the inception of the investment subadvisory agreement), the advisor and the administrator have contractually agreed to waive a portion of their fees and/or reimburse expenses to the extent necessary to maintain the fund's expense ratio at the levels indicated as "Net Annual Operating Expenses."
(7)	The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses to 0.045% of the average daily net assets of the Fund until April 30, 2005.
(8)	The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses to 0.30% of the average daily net assets of the Fund until April 30, 2005.
(9)	Although not contractually obligated to do so, the distributor and the shareholder services provider waived certain amounts. These are shown below along with the net expenses the fund actually paid for the fiscal year ended December 31, 2002: Total waiver of Fund Expenses: 0.27%, Total Actual Annual Fund Operating Expenses (after waivers): 1.00%.

(10)	The distributor voluntarily elected not to accrue a portion of the distribution (12b-1) fee. The distribution (12b-1) fee paid by the Fund (after the voluntary reduction) was 0.20% for the period May 1, 2002 to fiscal year ended December 31, 2002.
(11)	The shareholder services provider voluntarily elected not to accrue a portion of the shareholder service fee. The shareholder services provider can terminate this voluntary reduction at any time. A portion of the Service Shares shareholder services fee has been voluntarily waived. This voluntary waiver can be terminated at any time. The shareholder services fee paid by the Service Class Shares of the Fund (after the voluntary waiver) was 0.03% for the fiscal year ended December 31, 2002.
(12)	Although not contractually obligated to do so, the shareholder services provider waived certain amounts. These are shown below along with the expenses the Fund actually paid for the fiscal year ended December 31, 2002: Total waiver of Fund Expenses: 0.25%, Total Actual Annual Fund Operating Expenses (after waiver): 0.64%.
(13)	The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 2002. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2003.
(14)	Although not contractually obligated to do so, the shareholder services provider waived certain amounts. These are shown below along with the expenses the Fund actually paid for the fiscal year ended December 31, 2002: Total waiver of Fund Expenses: 0.25%, Total Actual Annual Fund Operating Expenses (after waiver): 0.72%.
(15)	"Other Expenses" and "Total Annual Fund Operating Expenses" have been restated based on estimates for the current fiscal year.
(16)	Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these fee reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 0.85% for Emerging Growth Series, 0.87% for Investors Growth Stock Series, 1.04% for New Discovery Series, 0.86% for Research Series, 0.93% for Utilities Series.
(17)	The Fund administration fee is paid indirectly through the management fee.
(18)	While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% per year of the Fund's average daily net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.
(19)	The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees (Board) and an order of the Securities and Exchange Commission (SEC).
(20)	Effective January 12, 2000, FMR has voluntarily agreed to reimburse Service Class 2 of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.25%. This arrangement may be discontinued by FMR at any time.
(21)	Effective January 12, 2000, FMR has voluntarily agreed to reimburse Service Class 2 of the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.75%. This arrangement may be discontinued by FMR at any time.
(22)	The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown because its custodian fees were reduced under an expense offset arrangement.
(23)	Effective June 1, 2002, INVESCO is entitled to reimbursement from the Fund for fees and expenses absorbed pursuant to a voluntary expense limitation commitment between INVESCO and the Fund if such reimbursement does not cause the Fund to exceed the expense limitation and the reimbursement is made within three years after INVESCO incurred the expense. The voluntary expense limitation may be changed at any time following consultation with the board of directors.

(24)	Certain expenses of the Fund were absorbed voluntarily by INVESCO pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, the Fund's Other Expenses and Total Annual Operating Expenses for the fiscal year ended December 31, 2002 were 0.46% and 1.36%, respectively, of the Fund's average net assets.
(25)	These are the expenses you should expect to pay as an investor in this Portfolio for the fiscal year ending December 31, 2003. That's because for the fiscal year ending December 31, 2003, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.20%. You should also know that in any fiscal year in which the Portfolio's total assets are greater than $75 million and its total annual fund operating expenses are less than 1.20%, the Portfolio's Board of Trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years. The Board has made no reimbursement election for the fiscal year ended December 31, 2002.

        The purpose of this Table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The Table reflects charges and expenses of the Separate Account as well as the Funds. For additional information, see "MORE ABOUT CHARGES AND DEDUCTIONS" on page 14 and the Funds prospectuses.

        Other Expenses — we also have the right to begin making the following additional charges under the Policies (which we have decided not to impose for now):

        Premium Charge and Premium Tax Charge — currently none, guaranteed not to exceed

        5.00% of each Premium Payment you make.

        Transaction Fees — currently none, guaranteed not to exceed $25 (a) for each transfer among Investment Options that you make in excess of twelve transfers per Policy Year; (b) for any Policy loan; and (c) for any withdrawal of Cash Surrender Value.

        Additional Transaction Charge — currently none, may be imposed for surrenders you make for the benefit of a third party assignee of the Policy pursuant to section 1035 of the Internal Revenue Code. (See "Surrender Charge.")

        Tax Charge — currently none, but we reserve the right to impose charges for other taxes that may be payable and are attributable to the Policies in the future.

PROTECTIVE LIFE INSURANCE COMPANY

        Prior to January 1, 2004, the Policy was issued by First Variable Life Insurance Company ("First Variable"), an affiliate of Protective Life. On January 1, 2004, First Variable merged with and into Protective Life, and Protective Life assumed responsibility for First Variable's obligations under the Policy. A Tennessee stock life insurance company founded in 1907, Protective Life provides individual life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2002, Protective Life had total assets of approximately $21.8 billion. Protective Life's principal office is located at 2801 Highway 280 South, Birmingham, Alabama 35223. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $22.0 billion at December 31, 2002.

THE SEPARATE ACCOUNT

        Separate Account VL (the "Separate Account") was established under Arkansas law on March 6, 1987; and the Separate Account has been registered with the Securities and Exchange Commission

("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. Previously a separate investment account of First Variable, the Separate Account was transferred to Protective Life on January 1, 2004 in connection with the merger of First Variable with and into Protective Life.

        The Separate Account's assets belong to us. These assets are held separate from other assets and are not part of our general account. The portion of the assets of the Separate Account equal to our reserves and other contract liabilities with regard to the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We may transfer to our general account any assets which exceed the reserves and other contract liabilities of the Separate Account. We may accumulate in the Separate Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the Policy. The income, gains and losses, both realized and unrealized, from the assets of the Separate Account are credited to or charged against the Separate Account without regard to any of our other income, gains or losses. The obligations under the Policy are our obligations.

        The Separate Account has several different investment options within it. We invest the assets allocated to each investment option in one Portfolio of the Funds.

        We may add other investment options to the Policies that, in turn, may be invested in other Portfolios of the Funds, or in portfolios of other funds. We may restrict these other investment options to customers of specified distributors.

YOUR INVESTMENT OPTIONS

The Available Options

        We are no longer offering the Policy for sale to new purchasers.

        You may allocate your premium payments and existing Account Value to one or more of our Separate Account investment options and/or to our Fixed Account. The currently available Portfolios for our Separate Account investment options are listed on the cover page of this prospectus. More complete information, including a discussion of potential risks, appears in the current prospectuses for the Funds. (The prospectuses for the Funds may also describe other portfolios that are not available under a Policy.) You should read this prospectus and the prospectuses for the Funds carefully before investing in any Separate Account investment option. There is no assurance that the stated objectives and policies of any of the Portfolios will be achieved.

        The investment objectives and policies of certain Portfolios that the Separate Account investment options invest in are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Portfolios that the Separate Account investment options invest in may be higher or lower then the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will compare even though the funds have the same advisers.

        We may enter into certain arrangements under which we are reimbursed by the Portfolios' advisers, distributors and/or affiliates for the administrative services which we provide to the Portfolios.

        For Portfolios that pay 12b-1 fees, our affiliate, First Variable Capital Services, Inc., the principal underwriter for the Policies, will receive 12b-1 fees deducted from Portfolio assets for providing certain distribution and shareholder support services to the Portfolio. Protective Life has entered into agreements with the investment managers or advisers of the Portfolios pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Separate Account (and other separate accounts of Protective Life and its affiliates) in the Portfolios managed by that manager or advisor. These percentages differ, and some investment managers or advisors pay us more than other investment managers or advisors. These fees are in consideration for administrative services provided to the Portfolios by Protective Life and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Portfolios or their shareholders. The amounts we receive under these agreements may be significant.

        Each Portfolio sells its shares to the Separate Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Portfolio terminate, the Separate Account may not be able to purchase additional shares of that Portfolio. In that event, Owners may no longer be able to allocate Separate Account value or premium to Investment Options investing in that Portfolio. In certain circumstances, it is also possible that a Portfolio may refuse to sell its shares to the Separate Account despite the fact that the participation agreement relating to that Portfolio has not been terminated. Should a Portfolio decide to discontinue selling its shares to the Separate Account, we would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Investment Option investing in shares of that Portfolio.

        We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company or unit investment trust. The new portfolios may have higher fees and charges than the ones they replaced. We will not substitute any shares attributable to a Policy's interest in the Separate Account without notice and any necessary approval of the SEC and state insurance authorities.

        We also reserve the right to establish additional Investment Options of the Separate Account, each of which would invest in shares corresponding to a new Portfolio. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Investment Options or eliminate one or more Investment Options if marketing needs, tax considerations, or investment conditions warrant. We may make any new Investment Options available to existing Owner(s) on a basis we determine. All Investment Options and Portfolios may not be available to all classes of policies.

        If we make any of these substitutions or changes, we may by appropriate endorsement change the Policy to reflect the substitution or other change. If we deem it to be in the best interest of Owner(s), and subject to any approvals that may be required under applicable law, we may operate the Separate Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. We reserve the right to make any changes to the Separate Account required by the 1940 Act or other applicable law or regulation.

        This prospectus generally describes only the Policy and Separate Account investment options. Because of certain exemptions, interests in our Fixed Account are not registered under the securities laws, nor have we registered the Fixed Account as an investment company. Accordingly, the protections of the federal securities laws do not apply to our Fixed Account. We will credit your Account Values in the Fixed Account with at least a minimum effective rate of 4% per year. We may credit additional amounts of "current" interest in our sole discretion. New premium payments and transfers from the

Separate Account or Loan Account to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Account Value that has been previously invested in the Fixed Account. We determine current interest rates in advance, and credit interest daily to your Account Value in the Fixed Account. For each amount allocated or transferred to the Fixed Account, we apply the current interest rate to the end of the calendar year. At the end of that calendar year, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon (which may be a different rate than the rate that applies to new allocations to the Fixed Account on that date). We guarantee the rate declared on this amount and accrued interest thereon at the end of each calendar year for the following calendar year. We allocate amounts from the Fixed Account for withdrawals, transfers to the Separate Account Investment Options, or charges on a last in, first out (i.e., LIFO) basis for the purpose of crediting interest.

        We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. You assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 4% guaranteed rate. We have not registered the Fixed Account with the SEC, and the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account.

Transfers Among Investment Options

        General Requirements.  You may transfer Account Value among investment options by written request or telephone. The minimum amount you may transfer is the lesser of (a) $100 or (b) your entire interest in the applicable investment option. You should mail, fax or express written transfer requests to our Variable Service Center at the address shown on the front cover of this prospectus. You can also request a transfer by phoning 1-800-228-1035.

        Transfer requests must clearly specify the amount to be transferred and the investment options affected. All transfer requests made at the same time for Separate Account investment options will be treated as a single request. The transfer will be effective at the prices we next compute after we receive the transfer request at our Variable Service Center.

        Unless we consent, transfers from the Fixed Account to other investment options during the first Policy Year cannot total more than 50% of the Fixed Account Value on the Policy Date.

        After the first Policy Year, your transfers from the Fixed Account during a Policy Year may not exceed the greater of:

  •
  50% of your Fixed Account Value on the immediately preceding Policy Anniversary; or

  •
  100% of your Fixed Account Value transferred to other investment options during the immediately preceding Policy Year.

        We can impose a transaction fee if you make more than 12 "free" transfers in a Policy Year.

        Automatic Transfer Programs  You can participate in automatic transfer arrangements, including dollar cost averaging and asset rebalancing programs. You initiate these programs by making a written or telephone request to our Variable Service Center shown on the front cover of this prospectus. We make the automatic transfers on the last business day of whichever of the following intervals you request: quarterly, semi-annually, annually, monthly (for dollar cost averaging only), or at any other interval that we approve. You may make a request to us, at any time, to have automatic transfers terminated.

        Automatic transfers from the Fixed Account are subject to the restrictions described above in General Requirements (except that, for dollar cost averaging only, you can transfer up to 100% of your Fixed Account Value within one Policy Year if you have selected the monthly interval.) Automatic transfers are not subject to any transaction fee and do not count toward the number of "free" transfers. We currently do not charge you for an automatic transaction program, although we reserve the right to do so in the future.

        The dollar cost averaging program permits transfers from the FIS Prime Money Fund II investment option or the Fixed Account to other Separate Account investment options on a regularly scheduled basis. Such systematic transfers may prevent investing too much when the price of securities is high or too little when the price is low. There is no guarantee of this, however. Also, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, you should consider your ability to continue purchases through all phases of the market cycle.

        The minimum amount, for each dollar cost averaging transfer, is $100. You must have $1,200 of Account Value in the Prime Money Fund II investment option or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin.

        The asset rebalancing program enables you to select the percentage levels of Account Value you wish to maintain in particular investment options. At the intervals you select, we will automatically rebalance your Account Value to maintain the indicated percentages by transfers among the investment options. You must include all of your Account Value allocated to the Separate Account investment options in any asset rebalancing program.

        Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work well in concert with the asset rebalancing program. Therefore, you should monitor your use of these programs while the asset rebalancing program is being used. Currently, dollar cost averaging and automatic account rebalancing may not be in effect simultaneously.

        Restrictions on Transfers.  Generally, you may make an unlimited number of transfers in any Policy Year. Frequent requests to transfer, however, may have a detrimental effect on the value of Portfolio shares held in the Separate Account. We may therefore limit the number of permitted transfers in any Policy Year, or refuse to honor any transfer request for an owner or a group of owners, if:

  •
  the purchase or redemption of shares of one or more of the Portfolios is to be restricted because of excessive trading; or

  •
  a specific transfer or group of transfers is deemed to have a detrimental effect on Policy Account Value or Portfolio share prices.

        We may also at any time suspend or cancel acceptance of third party transfer requests on behalf of a Policyowner; or restrict the investment options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. We will not impose any restrictions, however, if we have received satisfactory evidence that:

  •
  you have appointed the third party to act on your behalf for all financial affairs; or

  •
  a court of competent jurisdiction has appointed the third party to act on your behalf.

        We also reserve the right at any time and without prior notice to otherwise modify, suspend or terminate the transfer privileges.

        Automatic Transfers of Small Accounts.  We reserve the right, subject to any applicable law, to transfer Account Value from any investment option, if less than $250, to the investment option with the greatest Account Value.

        To the extent that we impose transfer restrictions, we apply them consistently to all Owners without waiver or exception.

Mixed and Shared Funding

        We buy shares of the Funds for the Separate Account in connection with the Policies, and for allocation to separate accounts funding variable annuity policies and other variable life insurance policies issued by us. The Funds offer shares to other insurance companies and to other separate accounts, either affiliated or unaffiliated with us, for the same purpose. In the future, it may conceivably become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in one or more of the Funds' Portfolios simultaneously, if the interests of variable life insurance and variable annuity policy owners differ. The boards of trustees of the Funds intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, they or the insurance companies should take in response.

MORE ABOUT CHARGES AND DEDUCTIONS

Monthly Deductions

        On the first day of each Policy Month we make a Monthly Deduction from each Policy's Account Value. We make the deduction from your investment options in proportion to the amount of your Account Value in each (i.e., on a "pro-rata basis") or by any other method you select and we approve.

        For example, we will permit you to have deductions first taken from one or more preselected investment options. You may also request deductions to be taken first from the investment option that has the best investment performance over the prior Policy Month.

        The Monthly Deductions include the following charges:

        Administrative Charge.  This charge is currently $10.00 per Policy Month; we guarantee this charge will not exceed $13 per Policy Month. This charge helps compensate us for our expenses in administering the Policies and the Separate Account.

        Policy Fee and Policy Benefit Charge.  The monthly deduction includes a policy fee and an additional monthly charge for the benefits we provide under the Policies. The policy fee is based on the Face Amount of the Policy, the sex, age and premium rate class of the Insureds. We compute the policy benefit charge as a percentage of the Policy's Account Value on each monthly deduction day. We make this charge at an effective annual rate of 0.30%, which reduces to ..15% in years 21 and after if the face Amount is greater than $500,000. This charge helps compensate us for our expenses in administering the Policies and providing benefits under the Policies.

        Cost of Insurance.  This is a charge for the cost of providing life insurance coverage for the insured person. First we subtract your then current Account Value from your then current Death Benefit; under your Policy. This tells us how many dollars we stand to lose if you were to die at that time. We determine our cost of insurance charge by (a) dividing that dollar amount of risk by 1.003273739 and (b) multiplying the result by the applicable current cost of insurance rate. The cost of insurance rate varies based on the length of time a Policy has been in force and the sex and premium rate class of the Insureds and the Joint Age. We guarantee this charge will not exceed the charge for the same amount of risk based on the mortality table guaranteed in the Policy. For standard risk Insureds, we guarantee the 1980 Commissioner's Standard Ordinary Mortality Tables, Age Last Birthday ("1980 CSO"). These mortality tables differ for male and female insured persons and separate mortality tables may be used for different premium rate classes. The maximum cost of insurance charge for substandard risk Insureds is based on multiples of or additions to the guaranteed standard rates established by the 1980 CSO.

        We currently charge lower cost of insurance rates for most ages, although we can at any time raise them to not more than the above-described guaranteed maximums.

        In general, the guaranteed cost of insurance rates increase with the Insureds ages. Therefore, the longer you own a Policy, the higher your cost of insurance rate will be. Similarly, non-smokers generally have lower current cost of insurance rates than smokers do, and persons that have other highly favorable health characteristics have lower rates than those that do not. On the other hand, if one or both of the Insureds present particular health, occupational or avocational risks you may pay higher cost of insurance rates and other additional charges for the insurance coverage.

        The monthly cost of insurance rates for an increase in Face Amount under your Policy will be based on the amount of the increase in insurance and the sex, age and premium rate classes of the Insureds at the time of the increase.

        Optional Additional Benefit Rider Charges:  We intend to offer optional additional benefit riders that you may add to the Policy. Your Policy will specify any additional monthly charge for the riders you elect.

Daily Deductions

        Each Business Day, we deduct a mortality and expense risk charge that we calculate as a percentage of your Policy's net assets in each Separate Account investment option. The charge, on an annual basis, is currently 0.90% (which we guarantee will not be increased to more than 1.20%.) This charge helps compensate us for assuming mortality and expense risks under the Policies.

Surrender Charge

        We may assess a surrender charge if you surrender your Policy during the first 10 Policy Years. This charge partially compensates us for our sales expenses and insurance underwriting expenses.

        Surrender Charge Percentage.  For each Policy Year, we multiply one year's Monthly Minimum Premium applicable to the initial Face Amount by the surrender charge percentage shown below. We then deduct that amount if you make a full surrender at any time during that Policy Year:

Policy Year	Surrender Charge %	Policy Year		Surrender Charge %
1	62.5%	7		80%
2	125%	8		60%
3	125%	9		40%
4	125%	10		20%
5	125%	11	+	0%
6	100%

        Maximum Surrender Charge.  The surrender charge will not exceed $33.75 per $1,000 of Face Amount for standard premium rate classes. This per $1,000 limit will not apply if either of the Insureds is in a substandard premium rate class. The Policy states the dollar amount of the maximum surrender charge on the Policy Date. We impose no surrender charge upon a partial decrease in Face Amount, but the full surrender charge will remain in effect for a subsequent surrender.

        Surrender Charge for Face Amount Increases:  We will establish an additional surrender charge for the 10 year period following any increase in Face Amount that you request. The additional surrender charge will be computed as if the Face Amount increase were being issued in the form of a new Policy, based on the Joint Age and other risk characteristics of the Insureds at the time of the increase.

        Upon surrender within the 10-year period, the remaining amount of surrender charges for the Face Amount increase will be deducted, together with any amount of surrender charge that still remains from the initial policy or from any prior Face Amount increases.

Fund Expenses

        Our Separate Account purchases shares of the Portfolios of the Funds at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. (See "Highlights — Fund Expenses.")

Other Charges and Deductions (Not Currently Charged)

        We do not currently make the charges referred to after the captions "Premium Charge and Premium Tax Charges", "Transaction Fees", "Additional Transaction Charges" and "Tax Charge" in the "Highlights — Other Expenses" segment of this prospectus. We reserve the right to do so, however.

        Special Service Fees.  We do not charge you for special services, such as additional reports, dollar cost averaging, and asset rebalancing. Although we do not currently intend to do so, we reserve the right to charge you for these special services.

Elimination, Reduction or Refund of Charges and Deductions; Increases in Bonuses

        We may eliminate, reduce, or refund any charges and deductions on a Policy when sales of Policies are made to certain individuals or to group and sponsored arrangements. We will do this when we expect savings of sales, administration or other expenses, or in a reduction in the level of risks we expect to assume under the Policies. (This prospectus describes such groups under "Group and Sponsored Arrangements" below.) We determine any such adjustment to charges and deductions after examination of relevant factors such as:

  •
  the size and type of group, because large numbers of Policies tend to lower our per-Policy expenses;

  •
  the total amount of premium payments to be received, because certain expenses tend to be a smaller percentage of larger premium payments;

  •
  any prior or existing relationship we have with the purchaser, because of the likelihood of reduced marketing and implementation expenses;

  •
  other circumstances, of which we are not presently aware, which could result in reduced expenses; and

  •
  after a Policy is issued, if we anticipate expenses for later Policy Years that are lower than initially projected.

        We also may eliminate, reduce or refund charges and deductions when we issue a Policy to an officer, director, employee or agent of ours or any of our affiliates. We do not, however, guarantee any adjustment in charges and deductions, and any adjustment may vary by group. Based on the same considerations as discussed above, we may also credit higher Policy bonuses than would be otherwise be payable or accelerate the payment of Policy bonuses to members of selected groups.

        All adjustments will be made under our uniform administrative rules then in effect. In no event will adjustments to charges, deductions or Policy bonuses be permitted if the adjustment would be unfairly discriminatory to any person.

        Group and Sponsored Arrangements.  Group arrangements include those in which a trustee, employer, association or similar entity purchases individual Policies covering a group of individuals on a group basis. An example of such an arrangement is a non-tax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Policies to its employees or members on an individual basis.

        Gender-Neutral Policies.  The United States Supreme Court has held that certain insurance contracts may not be used to fund certain employee benefit programs where the contracts provided values and benefits that varied with the gender of the insured person. We may therefore offer Policies that do not vary by gender for use in connection with certain employee benefit programs. We recommend that any employer proposing to offer the Policies to employees under a group or sponsored arrangement consult its attorney before doing so.

        We may also offer the Policy with provisions and charges that are gender neutral in states where required, and where the "unisex" version of the Policy has been approved. Currently, this is required only in Montana.

Purposes of Policy Charges

        We have designed the charges under the Policies to cover, on the whole, our direct and indirect costs of selling, administering and providing benefits under the Policies. These charges are also designed, on the whole, to compensate us for the risks we assume under the Policies. These include mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay); investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the Guaranteed Death Benefit under the Policies or reduce the amount of our asset-based fee revenues below what we anticipate); sales risks (such as the risk that we sell fewer Policies and receive lower net revenue than we expect, thereby depriving us of expected economies of scale); regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and expense risks (such as the risk that the costs of administrative services that we must provide will exceed what we currently project).

        If, as expected, the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We have set the current and maximum rates of certain of our charges with reference to estimates of the amount of specific types of expenses or risks that the Company will incur. In some cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, cost of insurance charge, and mortality and expense risk charge. However, the fact that any charge bears the name of a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, or that we may not also be compensated for such expense or risk out of any other charges we may deduct under the terms of the Policies.

THE POLICIES

Application and Issuance of a Policy

        We are no longer offering the Policy to new purchasers.

        If you wish to purchase a Policy, you must submit an application to our Variable Service Center. You select:

  •
  A Face Amount (minimum of $75,000 on proposed Insureds up to Joint Age 85, and Death Benefit Option A or B; (see "Death Benefit");

  •
  The amount of planned premium that you intend to pay; and

  •
  The investment options to which we will allocate your premium.

        We will review an application under our underwriting rules, and we may request additional information or reject the application. We generally will not issue Policies to insure persons older than age 85; nor will we generally issue Policies to employee benefit plans qualified under Section 401 of the Internal Revenue Code. If we decline an application, we will refund any premium payment made.

        If we issue the Policy, Monthly Deductions will begin as of the Policy Date. If you make a premium payment with the application, the Policy Date generally will be the date we approve the application. If you instead pay the first premium upon delivery of the Policy, the Policy Date generally will be five days after we issue the Policy.

        Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. In that case, even though Monthly Deductions begin earlier, backdating may be advantageous, for example, to obtain a lower cost of insurance rate, based on a lower Joint Age of the insured persons.

        "Free Look Right."  You have the right to review your Policy during an initial inspection period specified in the Policy and, if dissatisfied, to return it to us or to the agent through whom you purchased

it. We will refund the Account Value, any Monthly Deductions, and any other charge we assessed on a Policy that is returned during the permitted period, unless a different amount is required by state law. The "free look" period is typically 10 days from your receipt of a Policy, but may be greater depending on state requirements.

Premiums

        Planned Premiums.  You may chose, within limits, to pay premiums on a pre-determined schedule. We will provide periodic reminder notices. Failure to make such a payment will not result in termination of your Policy, so long as your Policy has enough Cash Surrender Value to cover the Monthly Deductions as they fall due. Although making planned premium payments will not necessarily assure that your Policy will remain in force, the amounts paid will generally result in greater benefits than if you pay a lower amount of premium.

        You may arrange to pay planned premiums by pre-authorized automatic deductions from accounts you maintain at other financial institutions. You may also request to change the amount of your planned premiums by submitting a written request to our Variable Service Center.

        Monthly Minimum Premium; Death Benefit Guarantee.  Your Policy shows the Monthly Minimum Premium, which varies by Joint Age on the Policy Date, Death Benefit amount (including optional additional benefit riders) and premium rate classes of the insured persons. The Monthly Minimum Premium increases if the Face Amount increases, or if you add other benefits, during the Death Benefit Guarantee Period.

        Your Policy will stay in force during the Death Benefit Guarantee period if, as of the first Business Day of the Policy Month, the cumulative amount of premiums paid over the life of your Policy is at least equal to your Policy's Monthly Minimum Premium times the number of elapsed Policy Months. For this purpose, the amount of premium paid is reduced by the sum of any outstanding Policy loans (including accrued interest) and cumulative withdrawals.

        The length of the Death Benefit guarantee period begins on the Policy Date and ends on the later of 5 Policy Years or the Policy Anniversary on or next following the older insured's age 70.

        We will accrue for later deduction any charges that were due but not taken during the Death Benefit Guarantee Period because of insufficient Account Value. Any due and unpaid Monthly Deductions will be deducted from any Death Benefit proceeds or from any Account Value that becomes available to pay the deduction.

        Additional Premiums.  You may pay additional premiums at any time during the lifetime of either of the insured persons, subject to three exceptions. First, we will refuse any premium payment that may cause your Policy to no longer be treated as life insurance for tax purposes. Second, we reserve the right to require satisfactory evidence that both of the insured persons are still insurable before we accept any premium payment that would increase the then current Death Benefit under your Policy. Third, we may require that you pay off any Policy loans you have taken (and unpaid interest) prior to accepting any premium payments from you.

        If you pay premiums in excess of certain amounts your Policy may be classified as a "modified endowment contract," or "MEC," for federal income tax purposes and this could have adverse tax consequences for you. (See "Federal Tax Matters — Income Tax Treatment of Policy Benefits.")

        Grace Period.  After the end of your Policy's Death Benefit Guarantee Period, your Policy will enter a grace period on the first Business Day of any Policy Month on which your Policy's Cash Surrender Value will not cover the current Monthly Deduction and accrued interest on any outstanding Policy loans you have taken. This also will happen during the Death Benefit Guarantee Period, if you have not paid enough premiums to keep the guarantee in force.

        The grace period runs for 61 days from the applicable Business Day. We will send you a notice at your last known address which will show the amount necessary to cover the Monthly Deduction(s) due plus an amount equal to three times the current Monthly Deduction. If you do not pay at least this amount by the end of the grace period, your Policy will end without value.

        If a grace period occurs during the Death Benefit Guarantee period, our notice will also show the amount of Monthly Minimum Premiums necessary to revive the Death Benefit Guarantee.

Allocation of Premiums

        General.  We allocate the premium payments you make (after any deductions) to the investment options you select. We use "Accumulation Units" to keep track of your interest in any Separate Account investment option you select. We determine the number of Accumulation Units credited to a Policy by dividing the amount allocated a Separate Account investment option by the value of the applicable Accumulation Unit next determined after receipt of your premium payment. We calculate Accumulation Unit Values as of the end of each Business Day. Premium payments allocated to the Fixed Account are credited in dollars. Premium payments are generally allocated to the Separate Accounts or the Fixed Account as of the later of the Policy Date or the date we receive your premium.

        Delayed Investment Allocation Date.  We reserve the right to allocate premium payments to the FIS Prime Money Fund II investment option for an investment delay period before they will be invested (together with any investment gain) in any other investment option(s) you designate. In that case, we would reallocate your Account Value to the investment options you have selected at the end of your Policy's "free look" period. We would measure the investment delay period from the date your Policy is issued from our Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Policy to you.

        If we elect to delay your investment allocation date, your Policy will contain a provision to that effect.

Telephone Transactions

        You may initiate various transactions by calling 1-800-228-1035. These are: transfers of Account Value, notification of a change in your address, change of premium allocations among investment options, partial withdrawal requests, Policy loans and systematic withdrawals. You may authorize your representative to make these calls on your behalf.

        You may also call 1-800-59-FUNDS for current Accumulation Unit values, current Account Value, and for telephone transfers of Account Value.

        If you own a Policy jointly with another owner, unless both owners have advised us to the contrary, we will accept instructions from either one of the joint owners.

        We will use reasonable procedures (such as requiring identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction) in order to authenticate instructions communicated by telephone. You will be responsible for any telephone instructions we reasonably believe to be genuine. Therefore, you will bear any losses arising from any errors in the communication of instructions. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable to you for any losses due to dishonored or fraudulent instructions. We may modify or terminate our procedures for telephone transactions at any time.

POLICY BENEFITS AND VALUES

Death Benefit

        If we receive proof that both of the Insureds have died while the Policy was in force, we would pay the Death Benefit Proceeds to the Beneficiary. You may elect for the Death Benefit Proceeds to be paid in a single sum or under one of our other Payout Options before the death of the Surviving Insured. If no such election is in effect at the death of the Surviving Insured, the Beneficiary may make the election during a 60-day period following our receipt of proof of death. We will hold up payment of the Death Benefit Proceeds in the meantime.

Death Benefit Options A and B

        The amount of the Death Benefit depends on whether you have chosen Death Benefit Option A or Death Benefit Option B.

        Option A.  Under this option, the Death Benefit is the greater of:

  •
  the Face Amount; or

  •
  the Adjusted Face Amount.

        Option B.  Under this option, the Death Benefit is the greater of:

  •
  the Face Amount plus the Account Value; or

  •
  the Adjusted Face Amount.

        The "Adjusted Face Amount" is:

  •
  the Account Value as of the date of determination; multiplied by

  •
  the applicable minimum death benefit percentage shown in the table below; and the result reduced by

  •
  the amount of death benefit under a Joint Second-to-Die Term Insurance Rider, if any, attached to this Policy.
MINIMUM DEATH BENEFIT
Joint Age	Percentage of Account Value	Joint Age	Percentage of Account Value
40 or less	250
41	243	61	128
42	236	62	126
43	229	63	124
44	222	64	122
45	215	65	120
46	209	66	119
47	203	67	118
48	197	68	117
49	191	69	116
50	185	70	115
51	178	71	113
52	171	72	111
53	164	73	109
54	157	74	107
55	150	75-90	105
56	146	91	104
57	142	92	103
58	138	93	102
59	134	94	101
60	130	95 or older	100

        In computing the Death Benefit, we use the Joint Age as of the date of death of the Surviving Insured and the Face Amount, the Account Value, and the death benefit option that are in effect under the Policy as of that same date.

        Change in Death Benefit Options and Face Amount.  Beginning in the second Policy Year, you may make a written request to our Variable Service Center not more than once each Policy Year to change your Death Benefit option. If we approve a change from Death Benefit Option B to Death Benefit Option A, we will automatically increase the Face Amount of your Policy by an amount equal to the Policy's Account Value. Upon a change from Death Benefit Option A to Death Benefit Option B, we will automatically decrease the Face Amount of your Policy by an amount equal to the Policy's Account Value.

        After the first Policy Year, you may also make a written request to our Variable Service Center to increase or decrease your Policy's Face Amount.

        We may require evidence of the continued insurability of either or both of the Insureds for a change from Death Benefit Option B to Death Benefit Option A, or for any other change that would increase the Face Amount. We also may restrict any requested increases in the Face Amount to minimums and maximums that vary with the Joint Age and the premium rate classes and ages of the Insureds. If the Face Amount increases during any Death Benefit Guarantee period, the Monthly Minimum Premium also will usually increase for the remainder of the applicable Death Benefit Guarantee Period. The increase in Monthly Minimum Premium would be based on the Joint Age, additional Face Amount, and premium rate classes of the Insureds. The surrender charge and applicable surrender charge period will also increase as a result of an increase in Face Amount, other than an increase due solely to a change in Death Benefit Option. (See "Surrender Charge.")

        Any reduction in Face Amount will take effect in the following order:

  •
  against the most recent increase in Face Amount; then

  •
  against the next most recent increases; then

  •
  against the initial Face Amount.

        We may deny any request to reduce the Face Amount (including reductions resulting from a change of Death Benefit Option A to Death Benefit Option B):

  •
  if the Death Benefit would be reduced below that required to qualify the Policy as life insurance; or

  •
  if the Death Benefit would be reduced below the minimum Face Amount shown in the Policy.

        A change in Death Benefit Option or Face Amount will take effect on the first Business Day of the Policy Month coinciding with or next following the date we approve the request. For a discussion of possible tax consequences of changing insurance coverage under a Policy, see "Federal Tax Status."

Premium Value Bonuses and Cash Value Bonuses

        Subject to approval by your local insurance regulatory authority, a Policy continuously in force for 8 Policy Years will be eligible for monthly Premium Value and Cash Value Bonuses. The bonuses will be allocated monthly to the same investment options in the same manner as then in effect for your premium payments.

        The amounts of these bonuses are discussed above under "Highlights."

        Our life insurance policies funded through the Separate Account have only been available since January 1998, and we have not yet credited any bonuses.

Optional Additional Benefit Riders

        We intend to offer optional additional benefit riders subject to regulatory approval in your local area and to our underwriting and issuance standards. The following descriptions are not complete. For more complete information about the riders and their availability, you should consult your sales representative or request a copy of the form of the rider in which you are interested. Coverage under these riders may increase the Monthly Deduction under the Policy.

        Acceleration of Death Benefit Rider — permits you to receive an advance of the Death Benefit when the Surviving Insured has a terminal illness with a life expectancy of less than 12 months (all as defined in the rider).

        We compute the maximum amount of advance under a formula set forth in the rider. In no event will we advance more than $500,000, however, and NO advance will be made if both Insureds are living. Amounts advanced under the rider generally will be considered Death Benefits for federal income tax purposes. (See "Federal Tax Matters — Income Tax Treatment of Policy Benefits.") We do not charge for this rider.

        Extension of Maturity Date Rider — permits you to request a later Maturity Date beyond age 100 while either of the Insureds is living if the Account Value is at least $2,000. It is included with a Policy at no additional cost. For attained ages beyond Joint Age 95, the Death Benefit will be the Account Value.

        Accidental Death Benefit Rider — provides an additional amount specified in the Policy if a specified Insured dies from an accidental injury, as defined in the rider, up to age 70.

        Estate Protection Rider — provides additional fixed benefit term life insurance during the first four policy years to protect against automatic inclusion of Policy value in taxable gross estates where the Policy is owned by a trust.

        Additional Term Insurance on a Single Insured — provides additional term life insurance coverage on the life of the specified insured person, and for a designated period that you select. The term coverage cannot continue after that insured person reaches his or her age 95. You may convert this term insurance to a permanent plan of life insurance, subject to the conditions listed in the rider, if the insured person has not yet reached his or her age 70. The charges applicable to a single insured person rider will vary, depending on the amount of coverage, age, sex and premium risk class of the insured person.

        Additional Joint Term Insurance on the Insureds — provides additional term life insurance for a preselected period, based on the Joint Age of the Insureds. One form is payable upon the death of the second of the Insureds to die. The other form is payable upon the death of the first of the Insureds to die.

        Coverage under the second to die term rider may lower the Monthly Minimum Premium requirement from what we would require if you purchased the same amount of coverage under the base Policy. Coverage under the rider, as compared to coverage under the base Policy, may also result in a lower Surrender Charge, a smaller amount of premiums required initially to maintain your Policy's Guaranteed Death Benefit, and lower amounts of those Policy charges that are based on Minimum Premiums and Account Value. However, the amount of any Premium Value Bonus also will be reduced if coverage on the insured persons is taken under the rider instead of the base Policy, and the potential for Cash Value Bonuses may also be reduced unless you pay more than the Monthly Minimum Premiums.

        Other Insured Persons Rider — provides fixed benefit term life insurance coverage on the lives of other individuals that you select. The term insurance may be converted to a permanent plan of life insurance, subject to the conditions listed in the rider. If the insured person under this rider is not a member of your family, certain special tax rules will apply, which this prospectus briefly describes in "Federal Tax Matters — Income Tax Treatment of Policy Benefits."

        Cost of Living Rider — permits you to purchase additional amounts of insurance based on formulas in the rider and increases in the Consumer Price Index published by the U.S. Department of Labor. The ability to purchase the additional insurance that may be made available is based on the formula described in the rider.

        Disability Waiver Benefit Riders.  You may elect to purchase either of our disability benefit riders, but not both. The riders provide benefits if the insured person you select becomes totally disabled, as defined under the terms of the applicable rider, before reaching his or her age 60. Our "Waiver of Monthly Deduction" rider waives the Monthly Deductions incurred in connection with the Policy. (The waiver does not, however, include daily deductions against Separate Account assets for the mortality and expense risk charge, which will continue to apply.) Our "Cash Deposit Benefit" rider provides that we will pay a pre-selected monthly benefit amount into your Policy's Account Value. We also will credit these payments toward the Monthly Minimum Premium requirements for the Guaranteed Death Benefit. These riders are only available for a single insured person, and will not provide coverage for both of the Insureds under a Policy.

        You may request that we cancel any rider benefits at any time. The cancelled rider, and any charges therefore, will terminate at the end of the Policy Month during which we receive your written request at our Variable Service Center.

        Your Account Value under a Policy includes its value in the Separate Account, in the Fixed Account, and in the Loan Account. Your Account Value in a Separate Account investment option at any time equals the number of Accumulation Units you hold in that option multiplied by the then-current value of one such Accumulation Unit. We compute this value in such a way that the investment return on your Account Value in any Separate Account investment option will differ from the total return achieved by the underlying Fund Portfolio only by the amount of the charges and deductions we make under your Policy from that investment option.

        Your Account Value in the Fixed Account investment option or in the Loan Account earns fixed rates of interest as described elsewhere in this prospectus. Your Account Value in the Fixed Account will increase by the amount of such interest, but will decrease by the amount of any charges or deductions that we take from that account for your Policy.

        Your Account Value in any investment option, or in the Loan Account, will also vary by the amount of transfers we make among those components of Account Value in response to requests that you make, or that we make automatically in connection with any Policy loans that you take and the payment of principal and interest due thereon. Your Account Value in each investment option also will increase by the amount that you direct to that option from your premium payments and will decrease by the amount of any withdrawals that you take from that option.

Policy Loans

        We will lend you up to 90% of your Policy's Cash Surrender Value at any time after the initial free-look period. You may request a Policy loan by submitting a request in writing or by telephone to our Variable Service Center shown on the front cover of this prospectus. (See "Telephone Transactions.")

        Each loan must be at least $100. We will automatically transfer Account Value equal to the amounts you borrow to your Policy's Loan Account from the other investment options you are then using. We will make the transfer in proportion to the Account Value in each, unless you request a different allocation and we agree. We credit amounts in your Loan Account with interest at a minimum annual rate of 4%.

        The interest you must pay us on a Policy loan accrues daily and is payable at the end of each Policy Month. If not paid when due, we will add it as an additional Policy loan on the first Business Day of the next Policy Month.

        Unless you request otherwise, loans and loan repayments are attributed to the Separate Account investment options and the Fixed Account in proportion to the Account Value in each. We may disapprove any such request, however. You must designate any loan repayment as such. Otherwise, we will treat the payment as a premium payment.

        Regular Loan Interest.  For a Regular Loan, we charge interest at a 6% effective annual rate.

        Preferred Loan Interest.  We charge interest on a Preferred Loan at a 4% effective annual rate. You may qualify for Preferred Loans if your Account Value, less any then outstanding loans and related interest, on any Policy Anniversary is at least $25,000. If so, the maximum you can take as a Preferred Loan that year is 15% of your Account Value, less any then outstanding Policy loans and related interest. If your Policy qualifies for a Preferred Loan on any Policy Anniversary, we will automatically convert at least part of any Regular Loan outstanding to a Preferred Loan. This automatic conversion, however, will be subject to the above-mentioned 15% limit for that Policy year and, therefore, will also reduce the amount of Preferred Loans that otherwise would be available to you for that year. A Preferred Loan will also reduce the amount available as a Regular Loan.

        Immediate Loan Repayment.  If the loans and related interest under your Policy on the first Business Day of a Policy Month exceed the Account Value less the Surrender Charge, you must make a loan repayment within 61 days after such Business Day. We will send a notice to you or your assignee, if any. The Policy will terminate without value after 61 days, unless you make a sufficient repayment to reduce the Policy loans and interest accrued thereon to not more than the Policy's Account Value less (a) the Surrender Charge and (b) an amount sufficient to continue the Policy in force for 3 months.

Surrender and Withdrawals

        Surrender.  You may surrender your Policy for its Cash Surrender Value at any time while either of the Insureds is living, by a signed written request conforming to our administrative procedures. We calculate the Cash Surrender Value as of the close of the Business Day when your surrender request is received at our Variable Service Center. The Cash Surrender Value equals your Account Value reduced by any unpaid Policy loans and accrued interest and by any applicable Surrender Charges. You may elect to have all or part of the Cash Surrender Value applied to a payout option. (See "Payout Options.") The election must be in writing, except that we will accept telephone requests that apply to only part of the Cash Surrender Value. Our liability to pay the Death Benefit proceeds ends when you surrender your Policy.

        Withdrawals.  After the first Policy Year, you may withdraw a portion of the Policy's Cash Surrender Value (minimum $100). This will reduce the Account Value and Death Benefit, generally by the amount withdrawn. If Death Benefit Option A is in effect, a withdrawal also may reduce your Policy's Face Amount by the amount of the withdrawal. We may refuse a requested withdrawal:

  •
  if the Death Benefit would be reduced below that required to qualify the Policy as a life insurance contract or below the minimum Face Amount specified in the Policy; or

  •
  if the remaining Cash Surrender Value would not be at least (a) $1,000 or (b) 3 times the most recent Monthly Deduction, whichever is greater.

        We will take any withdrawals from your Policy's investment options on a pro-rata basis, unless you make a request in writing in advance for a different method. We reserve the right to approve or disapprove any such request.

Maturity Proceeds

        If either of the Insureds is living on the Policy's "Maturity Date" (the Policy anniversary of the Policy Date on which the younger of the Insureds is 100), we will pay the Cash Surrender Value. In such case, the Policy will terminate and we will have no further obligations under it. We will calculate the Cash Surrender Value for this purpose as of the Maturity Date, although we may defer paying such amount to you until you return your Policy to us.

Lapse and Reinstatement

        If your Policy lapses following a 61-day grace period, you may still, within 3 years thereafter, request that we reinstate the Policy. You would need to provide us with satisfactory evidence, however, that both of the Insureds are still insurable and pay certain amounts specified in the Policy.

        Any reinstatement will be effective on the first Business Day of the first Policy Month that begins on or after we approve reinstatement. The values and terms and conditions of the reinstated Policy will be in accordance with our administrative procedures.

Payment of Proceeds

        We ordinarily will pay any Cash Surrender Value, Death Benefit Proceeds, or loan proceeds from the Separate Account investment options, and begin Payout Options funded through Separate Account investment options, within seven days after receipt by our Variable Service Center of a request, or proof of death of the insured persons, and all other required elections and documentation in a form satisfactory to us. However, we may delay payment or transfers from a Separate Account investment option in certain circumstances. (See "Suspension of Payments and Transfers.") We may also delay payment if we contest the Policy. We will pay interest on Death Benefit Proceeds from the date they become payable to the date they are paid in one sum or, if a Payout Option is selected, to the effective date of the option.

Tax Withholding

        All distributions from your Policy, or portions thereof, which are included in your gross income are subject to federal income tax withholding. We will withhold federal taxes at the rate of 10% from each distribution. However, you may elect not to have taxes withheld or to have taxes withheld at a different rate.

Payout Options

        Payout Options provide a series of payments in lieu of a single sum payment by us. You may elect a Payout Option:

  •
  for all or part of the Cash Surrender Value payable when you make a withdrawal or surrender the Policy; or

  •
  for all or part of the Death Benefit Proceeds payable upon death of the Surviving Insured.

        You may elect to change a previously elected Payout Option for Death Benefit Proceeds. Any such election or change relating to Death Benefit Proceeds must be made:

  •
  while either of the Insureds is living; and

  •
  by written request to our Variable Service Center.

        You may select the following Payout Options or any other Payout Option acceptable to us:

        OPTION A — Life Annuity.  Equal monthly payments during the life of the payee.

        OPTION B — Life Annuity with Period Certain of 120 Months.  Equal monthly payments during the lifetime of the payee, but for no less than 120 months.

        OPTION C — Fixed Payments for A Period Certain.  Equal monthly payments for any specified period (at least five years but not exceeding thirty years), as selected by you.

        OPTION D — Death Benefit Proceeds Remaining With Us.  The Death Benefit Proceeds will remain in our Fixed Account and be credited with interest at an effective annual rate of not less than 4%. The Payee may make full and partial withdrawals at any time with no Surrender Charge.

        Each payment under Payment Options A, B, or C will be at least equal to the amounts calculated based on the annuity tables contained in your Policy. If the payee dies during a period certain (Payout Options B or C), any remaining payments will be made to the estate of the Payee. The estate may elect to have the commuted value of the remaining payments paid in a single sum instead. We will determine the commuted value by discounting the remaining payments at our then current interest rate used for commutation.

        Tax Impact.  Whether a Payout Option is chosen may have tax consequences for you or your Beneficiary. Therefore, you should consult a qualified tax adviser before deciding whether to elect one or more Payout Options.

Right to Exchange for a Fixed Benefit Policy

        During the first 24 Policy Months, if your Policy has not lapsed, you have an unconditional right to transfer all of your Account Value in the Separate Account investment option to the Fixed Account without any transaction charge.

Right to Exchange for Two Insurance Policies

        If your Policy is issued as a standard or preferred premium rate class, you will be allowed to split your Policy and exchange it for two policies of individual life insurance issued by us or by an affiliate of ours. The Policy's benefits and values will generally be split between the two new policies, except that additional optional benefit riders (other than certain extended death benefit guarantee riders and the extension of maturity date rider) will be deleted.

        You may elect to split your Policy only within 180 days after any of the following events:

  •
  Divorce — starting at the end of a sixty-day waiting period after a divorce between the Insureds is effective.

  •
  Tax Law Change — the effective date of an amendment to the Code that eliminates a marital deduction used for purposes of computing federal estate and gift taxes.

  •
  Dissolution or Bankruptcy of Partnership — a partnership in which the Insureds are general partners is dissolved or ordered and adjudged to be bankrupt.

  •
  Dissolution or Bankruptcy of Closely Held Corporation — a closely held corporation in which the Insureds are officers, directors or shareholders, is dissolved or ordered and adjudged to be bankrupt. (A corporation is not considered "closely held" if it is publicly traded or listed on a regional or national exchange.)

        Your right to exchange is not available, however, if:

  •
  Either of the Insureds is not alive on the date of the exchange, however, no other evidence of insurability is required, or

  •
  Either of the Insureds is older than the maximum issue age permitted by the Company (or its affiliate) for the new policies; or

  •
  The Policy is in a Grace Period or receiving benefits from any disability rider on the date of the exchange; or

  •
  You fail to make the election in writing to our Variable Service Center within the required 180-day period.

        Each of the new policies to be issued will be on the life of one of the Insureds. Unless otherwise permitted by us, the new policies will:

  •
  Be for an initial death benefit amount that does not exceed 50% of the Death Benefit of your Policy on the date of exchange, reduced by 50% of any Indebtedness and by any optional rider benefits then in effect under this Policy;

  •
  Be a permanent life insurance policy form then available for such exchange, and have an account value that does not exceed 50% of the Cash Surrender Value under your Policy on the date of the exchange, less any amounts used to repay any Indebtedness under your Policy on the date of exchange;

  •
  Have provisions for suicide exclusion and incontestability that reflect the Policy Date of this Policy; and

  •
  Have provisions for withdrawal and surrender charge periods that may begin as of the date of the exchange.

        No additional transaction charges are imposed for exchanging your Policy.

        Unfavorable tax consequences, including recognition of taxable income, may result from exchanging your Policy for two life insurance policies on individual insureds. Therefore, you should consult with a qualified tax adviser before doing so.

OTHER PROVISIONS OF THE POLICY

Suicide Exclusion

        If suicide of both the Insureds, or of the Surviving Insured, occurs within two years from the Policy Date (or less if required by state law), we will limit the Death Benefit to your Policy's Cash Surrender Value.

Representations and Contestability

        Generally, we can challenge the validity of your Policy (or any rider that was in force on the Policy Date) for two years from the Policy Date, based on any misrepresentations made in your application to us. We can challenge an increase in benefits requiring evidence of insurability for two years from the date of the increase. We can challenge a reinstatement of the Policy until that reinstatement has been in force for two years from its effective date. However, the two-year time limits on our right to challenge all or part of the Policy do not apply if either of the insureds dies within the two-year period.

Misstatement of Age or Sex

        If any application for benefits under your Policy misstates the age or sex of either of the Insureds, the Death Benefit will be the amount provided by the correct age and sex.

Owner and Beneficiary

        Owner.  The Policy application names the Policyowner, who in turn may name a new owner. At the death of the owner, his or her estate will become the owner, unless he or she has named a successor owner. Because the owner has the authority to exercise most rights under a Policy, this prospectus generally refers to the owner when it refers to "you" or "your". The owner's rights, as such, terminate when the Surviving Insured dies. If two or more people are named as owners, we will generally assume that one owner has the authority to act for all owners. However, we may require the consent of all owners for certain transactions under the Policy, such as an election to exchange the Policy for two policies.

        Beneficiary.  The Policy application also names the Beneficiary under the Policy and any contingent Beneficiary. You may change the Beneficiary of the Policy (other than an irrevocably named Beneficiary) at any time before the death of the Surviving Insured. The Beneficiary has no rights under the Policy until the death of the Surviving Insured and must survive that insured person in order to receive the Death Benefit Proceeds. If no named Beneficiary is alive when the Surviving Insured dies, we will pay the proceeds to the owner.

        Changes and Assignments.  A change of owner or Beneficiary requires a written request satisfactory to us that is dated and signed by all of the owners. The change will take effect on the date it is signed, but is subject to all payments made and actions taken by us under the Policy before we receive the request at our Variable Service Center.

Assignments

        The owner may assign (transfer) the owner's rights in a Policy to someone else. An absolute assignment of the Policy designates the assignee as owner and Beneficiary. A collateral assignment of the Policy does not change the owner or Beneficiary, but their rights will be subject to the terms of the assignment. All collateral assignees of record must consent to any full surrender, partial withdrawals, or loans. An assignment requires a written request signed by all of the Policy's owners. An assignment will take effect only when we record it at our Variable Service Center. We have no responsibility for any assignment not submitted for recording; nor for the sufficiency or validity of any assignment.

        Unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the Beneficiary may result from transferring ownership or making an assignment. Therefore, you should consult with a qualified tax adviser before doing so.

Reports and Records

        We will mail to your last known address of record an annual statement showing your Policy's current Account Values, transactions since the last statement,

        Policy loan information, and any other information required by federal or state laws or regulations.

        We will also send you annual and semi-annual reports containing the financial statements of the Portfolios you are using.

        In addition, you will receive statements of significant transactions, such as changes in the Death Benefit, transfers among investment options, premium payments, Policy loans, Policy loan principal, Policy loan repayments, and Policy reinstatement or termination.

Voting Rights

        We will vote the shares of the Portfolios held by the Separate Account at regular or special meetings of the Portfolio's shareholders in accordance with instructions received from you and other owners having the voting interest in the affected Portfolio(s). We compute the number of votes that an owner has the right to instruct for a particular Portfolio by dividing the owner's Account Value in that Portfolio by that Portfolio's net asset value per share. We will vote a Portfolio's shares held in our Separate Account for which we do not receive instructions, as well as shares held in our Separate Account that are not attributable to owners in the same proportion as we vote that Portfolio's shares held in the Separate Account for which we have received instructions.

        We may disregard voting instructions under limited circumstances prescribed by SEC rule. We will include a summary of any such action and the reasons for it in the next semiannual report to owners.

Suspension of Payments and Transfers

        Under certain circumstances, we may suspend or postpone transactions that pertain to a Separate Account investment option under your Policy. These include payment of Death Benefit Proceeds or Maturity Value, payment for surrenders, withdrawals and Policy loans, or transfers for any period when:

  •
  the New York Stock Exchange is closed for regular trading;

  •
  regular trading on the New York Stock Exchange is restricted by the SEC;

  •
  an emergency exists as a result of which disposition of securities held in the applicable Separate Account investment option is not reasonably practicable or it is not reasonably practicable to determine the value of such option's net assets; or

  •
  the SEC, by order, permits such suspension during any other period.

        We also may defer payment for a surrender, withdrawal or Policy loan, or transfer from the Fixed Account, for the period permitted by law but not for more than six months after we receive your written request. We will pay interest to the extent provided under state insurance law on payments that are delayed.

        Also, we may defer payment of any amount attributable to a check you have given us in order to allow a reasonable time (not to exceed 15 days) for the check to clear the banking system.

Suspension of Policy

        If mandated under applicable law, we may be required to reject a premium. We also may be required to provide additional information about your Policy to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's Policy and thereby refuse to pay any request for transfers, withdrawals, loans or Death Benefit Proceeds until instructions are received from the appropriate regulator or law enforcement authorities.

Nonparticipation in Our Dividends

        The Policies are "nonparticipating". This means that they do not participate in (or receive) any dividend we pay or distribution of our surplus.

DISTRIBUTION AND OTHER AGREEMENTS

        First Variable Capital Services, Inc. ("FVCS"), 2801 Highway 280 South, Birmingham, Alabama 35223, acts as principal underwriter and distributor of the Policies. FVCS, our wholly owned subsidiary, was incorporated in Arkansas on July 26, 1991. It is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. We offer the Policies on a continuous basis. While we anticipate continuing to offer the Policies, we reserve the right to discontinue the offering at any time. We are no longer offering the Policy for sale to new purchasers.

        FVCS and we have agreements with various broker/dealers under which their registered representatives, who are also licensed insurance agents, will sell the Policies. The commissions payable to a broker/dealer for sales of a Policy may vary with the sales agreement. However, we do not expect that, on an aggregate basis, they will exceed 100% of the amount of premiums paid in the first Policy Year up to 12 Monthly Minimum Premiums, plus 4% of additional first year premium payments, plus 3.5% of all premiums received in Policy Years 2 through 5. Broker/Dealers may receive annual "trail commission" equivalent to 0.30% of a Policy's Account Value beginning in Policy Year 6, as well as expense allowances, wholesaler fees, bonuses and training fees.

        As compensation for marketing, training and/or other services provided, we may pay broker-dealers wholesaler fees, training fees, asset-based amounts, bonuses, overrides and expense and/or marketing allowances in addition to ordinary commissions. These payments, which may be different for different broker-dealers, will be made by Protective Life or FVCS out of their own assets and will not change the amounts paid by Owners to purchase, hold, or surrender their Policies. We may use any of our corporate assets to pay commissions and other costs of distributing the Policies, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Policies.

        Additionally, FVCS receives fees assessed against shares of many of the Portfolios attributable to the Policies. These Portfolios have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act for the class of shares sold to certain Separate Account Investment Options. The plans permit these Portfolios to pay fees out of their assets to broker-dealers that distribute that class of shares. FVCS may pay some or all of these amounts to us as compensation for our provision of distribution and shareholder support services relating to the Policies on FVCS' behalf.

        We pay commissions to broker-dealers through FVCS. FVCS does not retain any commission payment or other amounts as principal underwriter for the Policies. However, we may pay some or all of FVCS' operating and other expenses.

OUR MANAGEMENT

        Here is a list of our directors and executive officers and their principal business experience during the past five years. Unless otherwise noted, our directors are located at 2801 Highway 280 South, Birmingham, Alabama 35223 and all our executive officers are located at 2801 Highway 280 South, Birmingham, Alabama 35223.

Protective Directors and Executive Officers

        The following table sets forth the name, age, address and principal occupations during the past five years of each of Protective's directors and executive officers.

Name	Age	Position with Protective
John D. Johns	51	Chairman of the Board and Director
Allen W. Ritchie	46	Executive Vice President, Chief Financial Officer and Director
R. Stephen Briggs	54	Executive Vice President, Life and Annuity and Director
Richard J. Bielen	43	Senior Vice President, Chief Investment Officer, Treasurer and Director
J. William Hamer, Jr.	59	Director
Thomas Davis Keyes	50	Director
Carolyn King	53	Senior Vice President and Director
Deborah J. Long	50	Senior Vice President, General Counsel, Secretary and Director
Wayne E. Stuenkel	50	Senior Vice President and Chief Actuary and Director
Carl S. Thigpen	47	Senior Vice President, Chief Mortgage & Real Estate Officer
Judy Wilson	45	Senior Vice President, Stable Value Products
Steven G. Walker	44	Vice President and Controller, and Chief Accounting Officer
Jerry W. DeFoor	51	Vice President

        Mr. Johns has been President and Chief Executive Officer of PLC since December 2001 and President and Chairman of the Board of Protective Life since December 2001. He was President and Chief Operating Officer of PLC from August 1996 to December 2001. He is a director of National Bank of Commerce of Birmingham and Alabama National Bancorporation and John H. Harland Company. Mr. Johns has been employed by the PLC and its subsidiaries since 1993.

        Mr. Ritchie has been Executive Vice President and Chief Financial Officer of PLC since August 2001 and Executive Vice President, Chief Financial Officer and a Director of Protective Life since November 2001. From July 1998 until 2000, Mr. Ritchie was President, Chief Executive Officer and Director of Per-Se Technologies, Inc. From April 1998 until July 1998, he served as Chief Operating

Officer of Per-Se. From January 1998 until April 1998, Mr. Ritchie served as Executive Vice President and Chief Financial Officer of Per-Se Technologies, Inc.

        Mr. Briggs has been Executive Vice President, Individual Life of PLC and Protective Life since October 1993 and has responsibility for the Individual Life Division. Mr. Briggs has been associated with PLC and its subsidiaries since 1977.

        Mr. Bielen has been Senior Vice President, Chief Investment Officer and Treasurer of PLC and Protective Life since January 2002. From August 1996 to January 2002 he was Senior Vice President, Investments of PLC and Protective Life. He is a director of Protective Investment Company. Mr. Bielen has been employed by PLC and its subsidiaries since 1991.

        Mr. Hamer has been Senior Vice President and Chief Human Resources Officer of PLC since May 2001, and a Director of Protective Life since June 2001. Mr. Hamer served as Vice President, Human Resources of PLC from May 1982 to May 2001. Mr. Hamer has been employed by PLC and its subsidiaries since May 1982.

        Mr. Keyes has been Senior Vice President, Information Services of PLC since April 1999, and a Director of Protective Life since May 1999. He was Vice President, Information Services of PLC from May 1992 to April 1999. Mr. Keyes has been employed by PLC and its subsidiaries since 1982.

        Ms. King has been Senior Vice President of PLC and of Protective Life since April 1995. She is a director of Protective Investment Company.

        Ms. Long has been Senior VP, Secretary and General Counsel of PLC since November 1996 and of Protective Life since September 1996. Ms. Long has been employed by PLC and its subsidiaries since 1993.

        Mr. Stuenkel has been Senior Vice President and Chief Actuary of Protective Life and PLC since March 1987. Mr. Stuenkel is a Fellow in the Society of Actuaries and has been employed by PLC and its subsidiaries since 1978.

        Mr. Thigpen has been Senior Vice President, Chief Mortgage and Real Estate Officer of PLC and Protective Life since January 2002. From March 2001 to January 2002, he was Senior Vice President, Investments of PLC and Protective Life. From May 1996 to March 2001, he was Vice President, Investments for PLC and Protective Life. Mr. Thigpen has been employed by PLC and its subsidiaries since 1992.

        Ms. Wilson has been Senior Vice President, Stable Value Products of Protective Life and PLC since January 1995. Ms. Wilson has been employed by PLC and its subsidiaries since 1991.

        Mr. DeFoor has been Vice President of Protective Life and Vice President, Business Planning of PLC since September, 2003. From April 1989 to September 2003 he served as Vice President and Controller, and Chief Accounting Officer of Protective Life and PLC. Mr. DeFoor is a certified public accountant and has been employed by PLC and its subsidiaries since August 1982.

        Steven G. Walker has been Vice President and Controller, and Chief Accounting Officer of Protective Life and Vice President and Controller of PLC since September, 2003. Mr. Walker has been employed by PLC and its subsidiaries since August, 2002. From November 1998 to July 2002, Mr. Walker served as Senior Vice President and Chief Financial Officer of Aon Integramark.

FEDERAL TAX MATTERS

General

        Because of the complexity of the law and because tax results will vary according to your identity and status, you should seek individualized legal and tax advice before purchasing or taking any action under a Policy.

        We cannot provide a comprehensive description of the federal income tax consequences regarding the Policies in this prospectus, and special tax rules may apply that we have not discussed herein. Nor does this discussion address any applicable state, local, gift, inheritance, estate, and foreign or other tax laws. This discussion assumes that you, the Policy's owner, are a natural person and a U.S. citizen and resident. Finally, we would caution that the law and the related regulations and interpretations on which we base our tax analysis can change, and such changes can be retroactive. Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Policy or transaction involving a Policy.

Our Taxation

        Generally, under current federal income tax law, the operations of the Separate Account and the Fixed Account do not require us to pay any tax. Thus, we currently impose no charge for our federal income taxes. However, we may decide to charge the Separate Account or Fixed Account for our federal income taxes, if there are changes in federal tax law.

        We may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, we do not currently impose a charge for them. If they increase, however, we may impose a charge for such taxes attributable to the Separate Account and/or Fixed Account.

Income Tax Treatment of Policy Benefits

        Life Insurance.  Section 7702 of the Internal Revenue Code provides that if certain tests are met, your Policy will qualify as a life insurance contract for federal tax purposes. The death benefit under a life insurance contract is generally excluded from the gross income of the Beneficiary. Also, the owner of a life insurance contract is generally not taxed on increases in the account value until withdrawn or surrendered.

        Section 7702 limits the amount of premiums that may be invested in a life insurance contract and requires certain minimum amounts of life insurance coverage, relative to the account value. We will monitor compliance with these tests. Although we believe that the Policies are in compliance with the tests, the manner in which the tests should be applied to certain features of a joint survivorship life insurance contract is not directly addressed by section 7702. In the absence of final regulations or other guidance issued under section 7702, there is necessarily some uncertainty whether the Policies will meet the Code's definition of a life insurance contract.

        Acceleration of Death Benefits Rider.  Similarly, we believe that accelerated death benefit payments, if permitted under your Policies because of the terminal illness of either of the Insureds, in most cases will not constitute taxable income for you. Such payments may be taxable income to you, however, if:

  •
  you are not an insured person; and

  •
  you have an insurable interest in either of the insured persons' lives because that insured person is a director, officer or employee of yours or is otherwise financially interested in any trade or business carried on by you.

        Modified Endowment Contracts.  The Code contains provisions affecting certain life insurance policies that the Code refers to as "modified endowment contracts."

        Modified endowment contracts result when cumulative premiums paid under a Policy at any time during the first seven Policy Years exceed the sum of the premiums that would have been paid by then if the Policy provided for paid up future benefits after the payment of seven level annual premiums ("seven-pay test"). The amount of premiums payable under the seven-pay test is calculated based upon certain assumptions regarding the policy's earnings and the use of a reasonable mortality charge. Riders to a Policy are considered part of the Policy for purposes of applying the seven-pay test.

        Whenever there is a "material change" under a Policy, the Policy generally will be:

  •
  treated as a new Policy for purposes of determining whether it is a modified endowment contract; and

  •
  subjected to a new seven-pay test.

        The Policy would become a modified endowment contract if, at the time of the material change or at any time during the next seven years, it failed to satisfy such new seven-pay test. A material change for these purposes could result from a change in death benefit option, election of additional rider benefits, an increase in a Policy's Face Amount, and certain other changes.

        If a Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, any decrease in Face Amount that you request or, in some cases, a partial withdrawal or termination or reduction of benefits under a rider.) If you have already paid (or subsequently pay) more premiums than permitted by the recalculated seven-pay limit, your Policy will become a modified endowment contract.

        Any Policy that you acquire in exchange for another life insurance policy that is a modified endowment contract will also be a modified endowment contract. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 will not make the new policy a modified endowment contract if you pay no additional premiums and there is no benefit increase as a result of the exchange.

        Exchanges for Two Policies.  An exchange of a Policy for two new policies ("Policy Split") may have adverse tax consequences, including, but not limited to, the recognition of taxable income for any gain in the Policy at that time.

        Other Tax Effects of Policy Changes.  Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of a Policy) may have other tax effects. These include impacting the maximum amount of premiums you can pay under the Policy, as well as the maximum amount of Account Value you can maintain under the Policy.

        Taxation of Pre-Death Distributions from a Policy that is not a Modified Endowment Contract ("MEC").  As long as a Policy remains in force as a non-modified endowment contract, you will not pay current income tax on the proceeds from any Policy loan. Interest you pay on the loan generally will not be tax deductible, however.

        After the first 15 Policy Years, you will not pay current federal income tax on any partial withdrawals you make, except to the extent such withdrawals exceed your "investment" in the Policy. (The "investment" generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy Years, you could have to pay federal income tax on certain withdrawals that reduce the Death Benefit, to the extent that your Policy's Account Value exceeds your investment in the Policy.

        On the Maturity Date or upon full surrender, any excess of proceeds (including amounts we use to discharge any Policy loan and accrued loan interest) over your investment in the Policy, will constitute taxable income to you for federal income tax purposes. In addition, if your Policy terminates after a grace period while you have a Policy loan outstanding, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you assign or transfer rights or benefits under your Policy, you may be deemed to have received a distribution from the Policy, all or part of which may be taxable.

        Taxation of Pre-Death Distributions from a Policy that is a Modified Endowment Contract.  If your Policy falls within the definition of a modified endowment contract, the following rules will apply to pre-death distributions:

  •
  You must include distributions, such as withdrawals, in your gross income subject to federal tax, to the extent the Account Value of the Policy exceeds your investment in the Policy. Any additional amounts you receive, other than Policy loans, will not constitute currently taxable income, but will reduce your investment in the Policy.

  •
  Policy Loans, including any increase in the amount of the loan to pay interest, also constitute distributions to you for these purposes. Your investment in the Policy, however, will increase by the amount of any loan included in your gross income.

  •
  If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will also constitute a distribution to you for these purposes to the extent not previously treated as such.

  •
  On the Maturity Date or upon a full surrender, any excess of the proceeds (including any amounts we use to discharge any loan and accrued loan interest) over your investment in the Policy, will also constitute a distribution to you for these purposes.

  •
  A change of ownership or Policy assignment also can constitute a distribution for these purposes. For example, a collateral assignment will subject any gain in the Policy to taxation.

        For purposes of determining the amount of any distribution that is included in gross income, you must treat all modified endowment contracts that we or our affiliates issue to you during any calendar year as a single modified endowment contract.

        The taxable amount of any distribution from a Policy that is a modified endowment contract also will incur an additional penalty tax equal to 10% of such taxable amount unless the distribution:

  •
  is made on or after you attain age 59 1/2;

  •
  results from your becoming disabled (as defined in the Code); or

  •
  forms part of a series of substantially equal periodic payments made no less frequently than annually for your life (or life expectancy) or for the joint lives (or life expectancies) of the owner or the Beneficiary.

        The Monthly Deductions under a modified endowment contract attributable to any Other Insured Person Rider for a person who is not a member of your family may constitute distributions from your policy for tax purposes. However, the Beneficiary of this rider should not have to pay federal income tax on any benefit received.

        Distributions that occur during a Policy Year in which a Policy becomes a modified endowment contract and during any subsequent Policy Years, will be taxed as described in the preceding paragraphs. In addition, any distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Diversification Requirements

        The Internal Revenue Code provides that a variable life insurance policy will not be treated as a life insurance contract under the Code for any period (and any subsequent period) for which the related investments are not adequately diversified. If your Policy did not qualify as life insurance, you would be subject to immediate taxation on the increases in your Policy's Account Value, plus the cost of insurance protection under your Policy and the death benefit proceeds would lose their income tax free status. We intend that all Portfolios of the Funds in which your Policy may invest will comply with the diversification requirements.

        Investment Control.  In certain circumstances, variable life policy owners may be considered the owners, for federal income tax purposes, of the assets of a separate account used to support their policies. In those circumstances, income and gains from the separate account would be includable in the policy owners' gross income. The Internal Revenue Service has stated in published rulings that a policy owner will be considered the owner of the assets of a separate account if the owner possesses incidents of ownership in those assets such as the ability to exercise investment control over the assets. The amount of investment control which you may exercise under a Policy differs in some respects from the situation addressed in published rulings issued by the Internal Revenue Service in which it held that variable life insurance policy owners were not deemed, for federal income tax purposes, to own the related assets held in a separate account by the issuing insurance company. It is possible that these differences, such as your ability to transfer among investment choices or the number and type of investment choices available, would cause you to be taxed as if you were the owner of the Portfolio shares that are attributable to your Policy. In that case, you would be liable for income tax on an allocable portion of any current income and gains realized by the Separate Account, even though you have received no distribution of those amounts.

        Due to the uncertainty in this area, we reserve the right to modify your Policy in an attempt to maintain its intended tax treatment.

ADVERTISING PRACTICES

        We may from time to time receive endorsements of the Policies from professional organizations. We may use these in advertisements or sales material for the Policies. We may also pay the professional organization for the use of its customer or mailing lists in order to distribute promotional materials regarding the Policies. An endorsement does not necessarily indicate the performance or results that you may obtain.

        From time to time, articles discussing the Separate Account's investment experience, performance rankings and other characteristics may appear in national publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Separate Account. We may use reprints or references to reprints of such articles or rankings as sales literature or advertising material. We may also use rankings that indicate the names of other variable policy separate accounts and their investment experience.

        We, the Funds, or other parties may develop articles and releases about the following matters in relation to the Separate Account, the Funds or individual Portfolios: asset levels, and sales volumes, statistics and analyses of industry sales volume and asset levels, or other characteristics. Our promotional material for the Policies and Separate Accounts can refer to, or be a reprint of, such articles and releases. Such literature may refer to personnel of an adviser or sub-adviser who have investment management responsibility, and their investment style. The reference may allude to or include excerpts from articles appearing in the media.

        The advertising and sales literature for the Policies and the Separate Account may refer to historical, current and prospective economic trends. In addition, we may publish advertising and sales literature concerning topics of general investor interest for the benefit of registered representatives and prospective purchasers of Policies. These materials may include, but are not limited to, discussions of college planning, retirement planning, and reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

LEGAL MATTERS

State Regulation

        We are subject to the insurance laws of Tennessee and to regulation by the Tennessee Insurance Department. The National Association of Insurance Commissioners periodically examines our operations. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we may operate. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. We will reflect any applicable variations in your Policy and riders, or related endorsements.

Legal Proceedings

        Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on FVCS's, Protective Life's or the Variable Account's financial position.

INDEPENDENT ACCOUNTANTS

        The statement of assets and liabilities of Separate Account VL as of December 31, 2002 and the related statements of operations and changes in net assets for the year then ended and the consolidated balance sheets of Protective Life Insurance Company as of December 31, 2002 and 2001 and the related consolidated statements of income, share-owner's equity and cash flows for each of the three years ended December 31, 2002 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been so included herein in reliance on the reports of PricewaterhouseCoopers LLP, Birmingham, Alabama, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The statement of assets and liabilities of Separate Account VL for the year ended December 31, 2001 and the related statements of operations and changes in net assets for the years ended December 31, 2001 and 2000 have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Their principal business address is 303 East Wacker Drive Chicago, Illinois 60601.

        With respect to the unaudited financial information for Protective Life and its subsidiaries for the three and nine-month periods ended September 30, 2003 and 2002 included in this Registration Statement on Form S-6 ("Registration Statement"), the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in this Registration Statement states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933 as amended.

        The Statements of assets and liabilities of Separate Account VL as of September 30, 2003, and the related statements of operations and changes in net assets for the nine-month period then ended, appearing herein, are unaudited.

REGISTRATION STATEMENT

        We have filed a registration statement with the SEC under the Securities Act of 1933. This prospectus omits certain information contained in the Registration Statement. You can obtain copies of such additional information from the SEC upon payment of the prescribed fee.

        All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
First Variable Life Insurance Company and
Contract Owners of Separate Account VL

        In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account VL (the Fund) at December 31, 2002 and the results of its operations and changes in net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Birmingham, Alabama
June 13, 2003

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2002
(In Thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division	AIM Capital Appreciation
Assets
Investments in mutual funds at fair value	$2,434	$0	$0	$0	$0	$0	$0	$0	$0	$1,733
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0	0

Total assets	2,434	0	0	0	0	0	0	0	0	1,733

Liabilities
Payable to First Variable Life Insurance Company	1	0	0	0	0	0	0	0	0	0

Net assets-	$2,433	$0	$0	$0	$0	$0	$0	$0	$0	$1,733

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2002
(In Thousands)

	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton Int'l Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)
Assets
Investments in mutual funds at fair value	$1,472	$1,680	$1,798	$527	$1,155	$1,729	$399	$48
Receivable from First Variable Life Insurance Company	1	1	0	0	0	0	0	0

Total assets	1,473	1,681	1,798	527	1,155	1,729	399	48

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	0

Net assets-	$1,473	$1,681	$1,798	$527	$1,155	$1,729	$399	$48

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2002
(In Thousands)

	MFS Investors Trust Series I	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contra- fund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond	Seligman Communication and Information
Assets
Investments in mutual funds at fair value	$59	$677	$219	$1,136	$152	$870	$706	$685
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0

Total assets	59	677	219	1,136	152	870	706	685

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	0

Net assets-	$59	$677	$219	$1,136	$152	$870	$706	$685

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2002
(In Thousands)

	MFS New Discovery (SC)	MFS Investors Growth Stock (SC)	Investors Trust Series II	Pilgrim Baxter Small Cap	Fidelity Growth and Income	American Century VP Ultra	American Century International	American Century VP Income and Growth	Federated US Government II
Assets
Investments in mutual funds at fair value	$1,496	$715	$567	$1,684	$1,820	$1,874	$326	$545	$1,267
Receivable from First Variable Life Insurance Company	0	0	0	2	0	0	0	0	0

Total assets	1,496	715	567	1,686	1,820	1,874	326	545	1,267

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Net assets-	$1,496	$715	$567	$1,686	$1,820	$1,874	$326	$545	$1,267

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2002
(In Thousands)

	Templeton Developing Markets	Franklin Small Cap	INVESCO Dynamics	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	MFS Utility	MFS Total Return — SC	Seligman Small Cap	Total
Assets
Investments in mutual funds at fair value	$90	$47	$162	$156	$244	$248	$69	$722	$445	$29,956
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0	4

Total assets	90	47	162	156	244	248	69	722	445	29,960

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0	1

Net assets-	$90	$47	$162	$156	$244	$248	$69	$722	$445	$29,959

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002
(In Thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Govt. Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Investment income — dividends	$40	$0	$0	$0	$0	$0	$0	$0	$0
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	22	0	0	0	0	0	0	0	0

Net investment income (loss)	18	0	0	0	0	0	0	0	0

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	0	0	0	0	0	0	0	0	0
Net unrealized appreciation (depreciation) on investments during the year	0	0	0	0	0	0	0	0	0
Capital gain distribution	0	0	0	0	0	0	0	0	0

Net realized and unrealized gain (loss) on investments	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations	$18	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)
Investment income — dividends	$0	$0	$16	$21	$4	$18	$11	$0	$0
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	16	12	14	14	5	9	16	5	1

Net investment income (loss)	(16)	(12)	2	7	(1)	9	(5)	(5)	(1)

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(625)	(292)	(13)	(125)	(84)	(66)	(90)	(48)	(17)
Net unrealized appreciation (depreciation) on investments during the year	(3)	(349)	(355)	(383)	(102)	(191)	(347)	(182)	(6)
Capital gain distribution	0	0	103	0	0	0	0	0	0

Net realized and unrealized gain (loss) on investments	(628)	(641)	(265)	(508)	(186)	(257)	(437)	(230)	(23)

Net increase (decrease) in net assets resulting from operations	$(644)	$(653)	$(263)	$(501)	$(187)	$(248)	$(442)	$(235)	$(24)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	MFS Investors Trust Series I	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond	Seligman Comm. And Information
Investment income — dividends	$0	$17	$4	$9	$1	$13	$81	$0
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	0	5	2	9	1	7	6	6

Net investment income (loss)	0	12	2	0	0	6	75	(6)

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(5)	(39)	(15)	(43)	(41)	(28)	(52)	(243)
Net unrealized appreciation (depreciation) on investments during the year	(13)	(150)	(45)	(96)	(26)	(182)	(25)	(171)
Capital gain distribution	0	17	0	0	0	19	0	0

Net realized and unrealized gain (loss) on investments	(18)	(172)	(60)	(139)	(67)	(191)	(77)	(414)

Net increase (decrease) in net assets resulting from operations	$(18)	$(160)	$(58)	$(139)	$(67)	$(185)	$(2)	$(420)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	MFS New Discovery (SC)	MFS Investors Growth Stock (SC)	Investors Trust Series II	Fidelity Pilgrim Baxter Small Cap	Growth and Income	American Century VP Ultra	American Century Int'l	American Century VP Income and Growth	Federated US Govt. II	Templeton Developing Markets
Investment income — dividends	$0	$0	$3	$0	$31	$4	$4	$5	$47	$2
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	12	7	5	12	17	17	4	4	10	1

Net investment income (loss)	(12)	(7)	(2)	(12)	14	(13)	0	1	37	1

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(162)	(212)	(33)	(198)	(120)	(94)	(23)	(36)	21	(5)
Net unrealized appreciation (depreciation) on investments during the year	(519)	(98)	(127)	(641)	(325)	(500)	(81)	(74)	40	(4)
Capital gain distribution	0	0	0	0	0	0	0	0	0	0

Net realized and unrealized gain (loss) on investments	(681)	(310)	(160)	(839)	(445)	(594)	(104)	(110)	61	(9)

Net increase (decrease) in net assets resulting from operations	$(693)	$(317)	$(162)	$(851)	$(431)	$(607)	$(104)	$(109)	$98	$(8)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF OPERATIONS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	Franklin Small Cap	INVESCO Dynamics	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	MFS Utility	MFS Total Return	Seligman Small Cap	Total
Investment income — dividends	$0	$0	$0	$2	$3	$1	$13	$0	$350
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	0	1	1	2	1	0	6	5	255

Net investment income (loss)	0	(1)	(1)	0	2	1	7	(5)	95

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(15)	(57)	(14)	(18)	(2)	(4)	(15)	(51)	(2,864)
Net unrealized appreciation (depreciation) on investments during the year	(9)	(51)	(37)	(36)	(2)	(11)	(56)	(108)	(5,265)
Capital gain distribution	0	0	0	0	0	0	11	6	156

Net realized and unrealized gain (loss) on investments	(24)	(108)	(51)	(54)	(4)	(15)	(60)	(153)	(7,973)

Net increase (decrease) in net assets resulting from operations	$(24)	$(109)	$(52)	$(54)	$(2)	$(14)	$(53)	$(158)	$(7,878)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2002
(In Thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Govt. Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
From operations:
Net investment income (loss)	$18	$0	$0	$0	$0	$0	$0	$0	$0
Realized gain (loss) on fund shares redeemed	0	0	0	0	0	0	0	0	0
Net unrealized appreciation (depreciation) on investments during the period	0	0	0	0	0	0	0	0	0
Capital gain distributions	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations	18	0	0	0	0	0	0	0	0

From contract owner transactions:
Contract owners' net payments	527	0	0	0	0	0	0	0	0
Cost of insurance and administrative charges	(225)	0	0	0	0	0	0	0	0
Surrenders	(707)	0	0	0	0	0	0	0	0
Death benefits	(29)	0	0	0	0	0	0	0	0
Net policy loan repayments	37	0	0	0	0	0	0	0	0
Transfers (to) from other portfolios	327	0	0	0	0	0	0	0	0

Increase (decrease) in net assets from contract owner transactions	(70)	0	0	0	0	0	0	0	0

Increase (decrease) in net assets	(52)	0	0	0	0	0	0	0	0
Net assets at beginning of period	2,485	0	0	0	0	0	0	0	0

Net assets at end of period	$2,433	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAm VIT Equity Index	DeAm VIT Small Cap Index	Templeton Int'l Securities	Lord Abbett Growth & Income	MFS New Discovery (IC)	MFS Growth (IC)
From operations:
Net investment income (loss)	$(16)	$(12)	$2	$7	$(1)	$9	$(5)	$(5)	$(1)
Realized gain (loss) on fund shares redeemed	(625)	(292)	(13)	(125)	(84)	(66)	(90)	(48)	(17)
Net unrealized appreciation (depreciation) on investments during the period	(3)	(349)	(355)	(383)	(102)	(191)	(347)	(182)	(6)
Capital gain distributions	0	0	103	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations	(644)	(653)	(263)	(501)	(187)	(248)	(442)	(235)	(24)

From contract owner transactions:
Contract owners' net payments	619	560	386	355	157	322	354	(3)	0
Cost of insurance and administrative charges	(234)	(186)	(195)	(157)	(68)	(162)	(184)	(31)	(5)
Surrenders	(92)	(93)	(78)	(74)	(28)	(52)	(113)	(30)	(10)
Death benefits	(42)	(23)	(5)	(2)	(2)	(2)	(26)	(25)	0
Net policy loan repayments	(30)	(5)	(27)	(15)	(24)	(13)	(34)	(14)	0
Transfers (to) from other portfolios	(597)	(147)	(17)	(40)	(132)	110	(163)	(79)	(4)

Increase (decrease) in net assets from contract owner transactions	(376)	106	64	67	(97)	203	(166)	(182)	(19)

Increase (decrease) in net assets	(1,020)	(547)	(199)	(434)	(284)	(45)	(608)	(417)	(43)
Net assets at beginning of period	2,753	2,020	1,880	2,232	811	1,200	2,337	816	91

Net assets at end of period	$1,733	$1,473	$1,681	$1,798	$527	$1,155	$1,729	$399	$48

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	MFS Investors Trust Series I	Templeton Growth Securities	DeAm VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond	Seligman Comm. & Information
From operations:
Net investment income (loss)	$0	$12	$2	$0	$0	$6	$75	$(6)
Realized gain (loss) on fund shares redeemed	(5)	(39)	(15)	(43)	(41)	(28)	(52)	(243)
Net unrealized appreciation (depreciation) on investments during the period	(13)	(150)	(45)	(96)	(26)	(182)	(25)	(171)
Capital gain distributions	0	17	0	0	0	19	0	0

Net increase (decrease) in net assets resulting from operations	(18)	(160)	(58)	(139)	(67)	(185)	(2)	(420)

From contract owner transactions:
Contract owners' net payments	0	176	78	302	67	186	102	329
Cost of insurance and administrative charges	(6)	(79)	(23)	(196)	(52)	(72)	(69)	(120)
Surrenders	(1)	(47)	(8)	(62)	(4)	(8)	(24)	(34)
Death benefits	0	0	0	0	0	0	(3)	0
Net policy loan repayments	(1)	5	(1)	(29)	(2)	(40)	38	(9)
Transfers (to) from other portfolios	(2)	(33)	3	53	36	112	(271)	0

Increase (decrease) in net assets from contract owner transactions	(10)	22	49	68	45	178	(227)	166

Increase (decrease) in net assets	(28)	(138)	(9)	(71)	(22)	(7)	(229)	(254)
Net assets at beginning of period	87	815	228	1,207	174	877	935	939

Net assets at end of period	$59	$677	$219	$1,136	$152	$870	$706	$685

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	MFS New Discovery (SC)	MFS Investors Growth Stock (SC)	MFS Investors Trust Series II	Pilgrim Baxter Small Cap	Fidelity Growth and Income	American Century VP Ultra	American Century Int'l	American Century VP Income & Growth	Federated US Govt. II
From operations:
Net investment income (loss)	$(12)	$(7)	$(2)	$(12)	$14	$(13)	$0	$1	$37
Realized gain (loss) on fund shares redeemed	(162)	(212)	(33)	(198)	(120)	(94)	(23)	(36)	21
Net unrealized appreciation (depreciation) on investments during the period	(519)	(98)	(127)	(641)	(325)	(500)	(81)	(74)	40
Capital gain distributions	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations	(693)	(317)	(162)	(851)	(431)	(607)	(104)	(109)	98

From contract owner transactions:
Contract owners' net payments	539	288	172	506	248	435	17	84	165
Cost of insurance and administrative charges	(211)	(105)	(70)	(228)	(150)	(196)	(24)	(54)	(116)
Surrenders	(68)	(54)	(32)	(62)	(110)	(99)	(15)	(16)	(36)
Death benefits	(23)	0	(2)	(11)	(38)	(46)	(2)	(3)	(8)
Net policy loan repayments	(36)	(5)	0	4	9	(19)	(26)	3	(10)
Transfers (to) from other portfolios	(9)	(364)	(46)	526	(238)	(392)	(44)	103	(52)

Increase (decrease) in net assets from contract owner transactions	192	(240)	22	735	(279)	(317)	(94)	117	(57)

Increase (decrease) in net assets	(501)	(557)	(140)	(116)	(710)	(924)	(198)	8	41
Net assets at beginning of period	1,997	1,272	707	1,802	2,530	2,798	524	537	1,226

Net assets at end of period	$1,496	$715	$567	$1,686	$1,820	$1,874	$326	$545	$1,267

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Year Ended December 31, 2002
(In Thousands)

	Templeton Developing Markets	Franklin Small Cap	INVESCO Dynamics	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	MFS Utility	MFS Total Return	Seligman Small Cap	Total
From operations
Net investment income (loss)	$1	$0	$(1)	$(1)	$0	$2	$1	$7	$(5)	$95
Realized gain (loss) on fund shares redeemed	(5)	(15)	(57)	(14)	(18)	(2)	(4)	(15)	(51)	(2,864)
Net unrealized appreciation (depreciation) on investments during the period	(4)	(9)	(51)	(37)	(36)	(2)	(11)	(56)	(108)	(5,265)
Capital gain distributions	0	0	0	0	0	0	0	11	6	156

Net increase (decrease) in net assets resulting from operations	(8)	(24)	(109)	(52)	(54)	(2)	(14)	(53)	(158)	(7,878)

From contract owner transactions:
Contract owners' net payments	19	16	67	61	62	31	32	118	117	7,494
Cost of insurance and administrative charges	(12)	(5)	(17)	(25)	(22)	(17)	(12)	(73)	(64)	(3,465)
Surrenders	(13)	(1)	(3)	(14)	(15)	(16)	(1)	(38)	(22)	(2,080)
Death benefits	0	0	0	0	0	0	(1)	0	0	(293)
Net policy loan repayments	(8)	0	(8)	(7)	(8)	0	0	(15)	(23)	(313)
Transfers (to) from other portfolios	95	(109)	54	17	55	196	11	24	59	(958)

Increase (decrease) in net assets from contract owner transactions	81	(99)	93	32	72	194	29	16	67	385

Increase (decrease) in net assets	73	(123)	(16)	(20)	18	192	15	(37)	(91)	(7,493)
Net assets at beginning of period	17	170	178	176	226	56	54	759	536	37,452

Net assets at end of period	$90	$47	$162	$156	$244	$248	$69	$722	$445	$29,959

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

1. ORGANIZATION

        First Variable Life Insurance Company — Separate Account VL (the Fund), which began operations on March 31, 1997, is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act).

        On December 28, 2001, the Fund executed and filed with the Securities and Exchange Commission a substitution of shares of the eight portfolios of the Variable Investors Series Trust for shares of certain other portfolios of other variable insurance product funds. The remaining sub-accounts are invested in the Federated Prime Money Fund II, AIM Capital Appreciation, AIM Growth, American Century VP Value, DeAM VIT Equity Index, DeAM VIT Small Capital Index, Franklin Templeton International Securities, Lord Abbett Growth and Income, MFS New Discovery (IC), MFS Growth (IC), MFS Growth and Income (IC), Templeton Growth Securities, DeAM VIT EAFE Index, Fidelity Contrafund, Fidelity Growth Opportunities, Fidelity Equity Income, Federated High Income Bond II, Seligman Communication & Information, MFS New Discovery (SC), MFS Growth (SC), MFS Growth and Income (SC), Pilgrim Baxter Small Cap, Fidelity Income and Growth, American Century VP Ultra, American Century International, American Century VP Income & Growth, Federated US Government II, Templeton Developing Markets, Franklin Small Cap, INVESCO Dynamics, INVESCO Health Sciences, INVESCO Financial Services, INVESCO Real Estate, MFS Utility, MFS Total Return, and Seligman Small Cap, all of which are open-end management investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

        First Variable Life is a wholly-owned subsidiary of Protective Life Insurance Company (Protective) located in Birmingham, Alabama. Protective purchased First Variable Life on October 1, 2001. Prior to the sale, First Life was a subsidiary of Ilona Financial Group, Inc. (Ilona). First Variable Life is domiciled in the State of Arkansas.

        The assets of the Fund are not available to meet the general obligations of First Variable Life or Protective, and are held for the exclusive benefit of the contract owners participating in the Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

        Investments —  The Fund's investments in the corresponding series of mutual funds are stated at the net asset values of the respective series, which approximates fair value. Investment transactions are accounted for on the date the shares are purchased or sold. For purposes of determining realized gains and losses on the sales of investments, the cost of such investments is determined on the weighted average method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

        Federal Income Taxes —  For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

        Contracts in Annuity Payment Period —  Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

        Surrender Charges —  First Variable Life may assess a surrender charge on some products against the net policy assets of a contract owner if the policy is surrendered early. This surrender charge is deducted prior to the payment of any amounts to the contract owner. This surrender charge is made to reimburse First Variable Life for some of the expenses incurred with the initial distribution of the policies. Surrender charges are assessed and calculated based on various factors within the policies, and generally decline as the term of the policy increases.

        Use of Estimates —  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

        The following table presents selected data for investments in each of the sub-accounts at December 31, 2002 (in thousands, except share data):

	2002
	Number of Shares	Cost	Market Value
Federated Prime Money Fund II	2,433,592	$2,434	$2,434
American Century VP International	62,489	422	326
American Century VP Income and Growth	105,576	630	545
American Century VP Ultra	254,941	2,423	1,874
AIM Capital Appreciation	105,436	2,897	1,733
AIM Growth	130,252	2,961	1,472
American Century VP Value	274,551	1,863	1,680
DeAM VIT Equity Index	195,405	2,518	1,798
DeAM VIT Small Cap Index	62,393	675	527
Templeton International Securities	122,624	1,801	1,155
Lord Abbett Growth and Income	91,831	2,125	1,729
MFS New Discovery (IC)	38,277	568	399
MFS Investors Growth Stock (IC)	6,816	96	48
MFS Investors Trust Series (IC)	4,369	89	59
Templeton Growth Securities	78,676	940	677
DeAM VIT EAFE Index	33,876	321	219
Fidelity Contrafund	63,290	1,307	1,136
Fidelity Growth Opportunities	13,034	182	152
Fidelity Equity Income	48,343	1,089	870
Federated High Income Bond II	99,674	767	706
Seligman Communication & Information	85,761	1,147	685
MFS New Discovery (SC)	144,181	2,083	1,496
MFS Investors Growth Stock (SC)	102,329	1,125	715
MFS Investors Trust Series II (SC)	42,290	762	567
Pilgrim Baxter Small Cap	328,851	2,308	1,684
Templeton Developing Markets	19,165	94	90
Franklin Small Cap	3,697	59	47
INVESCO Dynamics	18,927	232	162
INVESCO Health Sciences	11,320	191	156
INVESCO Financial Services	23,197	286	244
INVESCO Real Estate	23,646	249	248
Federated US Gov't II	105,727	1,201	1,267
Fidelity Growth and Income	169,617	2,167	1,820
MFS Utility	5,789	89	69
MFS Total Return	42,373	777	722
Seligman Small Cap	41,036	502	445

	5,393,351	$39,380	$29,956

        The cost of purchases and proceeds from sales of investments for the year ended December 31, 2002 were as follows (in thousands):

	2002
	Purchases	Sales
Federated Prime Money Fund II	$7,342	$7,394
American Century VP International	16	109
American Century VP Income and Growth	303	186
American Century VP Ultra	312	643
AIM Capital Appreciation	773	1,165
AIM Growth	433	339
American Century VP Value	646	478
DeAM VIT Equity Index	575	501
DeAM VIT Small Cap Index	272	370
Templeton International Securities	365	152
Lord Abbett Growth and Income	553	723
MFS New Discovery (IC)	1,011	189
MFS Investors Growth Stock (IC)	331	22
MFS Investors Trust Series (IC)	1	11
Templeton Growth Securities	186	136
DeAM VIT EAFE Index	89	38
Fidelity Contrafund	402	335
Fidelity Growth Opportunities	1,619	1,576
Fidelity Equity Income	359	156
Federated High Income Bond II	339	492
Seligman Communication & Information	511	350
MFS New Discovery (SC)	3	830
MFS Investors Growth Stock (SC)	2	578
MFS Investors Trust Series II (SC)	137	116
Pilgrim Baxter Small Cap	1,992	1,272
Templeton Developing Markets	178	94
Franklin Small Cap	38	22
INVESCO Dynamics	226	134
INVESCO Health Sciences	95	63
INVESCO Financial Services	184	113
INVESCO Real Estate	272	76
Federated US Gov't II	729	749
Fidelity Growth and Income	812	1,077
MFS Utility	40	10
MFS Total Return	231	198
Seligman Small Cap	885	817

	$22,262	$21,514

4. CHANGES IN UNITS OUTSTANDING

        The changes in units outstanding for the year ended December 31, 2002 were as follows:

	2002
	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Capital Appreciation	93,478	140,909	(47,431)
AIM Growth	84,647	65,103	19,544
American Century VP Income and Growth	39,265	23,827	15,438
American Century VP International	1,696	15,318	(13,622)
American Century VP Ultra	38,049	75,586	(37,537)
American Century VP Value	47,009	42,161	4,848
DeAM VIT EAFE Index	14,768	6,675	8,093
DeAM VIT Equity Index	74,250	62,768	11,482
DeAM VIT Small Cap Index	25,944	38,556	(12,612)
Federated High Income Bond II	27,693	52,543	(24,850)
Federated Prime Money Fund II	623,991	630,530	(6,539)
Federated US Gov't II	62,567	67,840	(5,273)
Fidelity Contrafund	50,267	43,124	7,143
Fidelity Equity Income	33,843	16,345	17,498
Fidelity Growth and Income	90,132	123,950	(33,818)
Fidelity Growth Opportunities	230,662	227,689	2,973
Franklin Small Cap	5,398	15,629	(10,231)
INVESCO Dynamics	30,436	22,997	7,439
INVESCO Financial Services	19,590	13,184	6,406
INVESCO Health Sciences	10,939	7,826	3,113
INVESCO Real Estate	24,895	7,316	17,579
Lord Abbett Growth and Income	51,608	70,516	(18,908)
MFS Investors Growth Stock (IC)	263	2,701	(2,438)
MFS Investors Growth Stock (SC)	55,445	96,194	(40,749)
MFS Investors Trust Series (IC)	18,445	16,265	2,180
MFS Investors Trust Series II (SC)	3	1,458	(1,455)
MFS New Discovery (IC)	202	15,274	(15,072)
MFS New Discovery (SC)	133,294	109,679	23,615
MFS Total Return	21,692	20,713	979
MFS Utility	6,447	1,687	4,760
Pilgrim Baxter Small Cap	304,621	184,440	120,181
Seligman Communication & Information	110,221	85,522	24,699
Seligman Small Cap	76,655	77,050	(395)
Templeton Developing Markets	17,783	9,820	7,963
Templeton Growth Securities	16,350	14,308	2,042
Templeton International Securities	42,536	17,303	25,233
VIST Government Bond	—	—
VIST Growth	—	—
VIST Growth & Income	—	—
VIST High Income Bond	—	—
VIST Matrix Equity	—	—
VIST Mult. Strategies	—	—
VIST Small Cap Growth	—	—
VIST World Equity	—	—

	2,485,084	2,422,806	62,278

5. FINANCIAL HIGHLIGHTS

        A summary of unit values and units outstanding for variable annuity contracts, net investment income ratios, and the expense ratios, excluding expenses of the underlying funds, for the year ended December 31, 2002 follows:

Account Division	Units	Min Unit Value	Max Unit Value	Net Assets	Min Expense As a % of Average Net Assets*	Max Expense As a % of Average Net Assets*	Investment Income Ratio**	Min Total Return***	Max Total Return***
AIM Capital Appreciation	244,691	7.04	7.09	1,732,513	0.70%	0.90%	(0.70%)	(25.03%)	(24.88%)
AIM Growth	329,210	4.44	4.48	1,472,170	0.70%	0.90%	(0.70%)	(31.59%)	(31.45%)
Amer Cent. VP Income & Growth	73,074	7.44	7.46	544,779	0.70%	0.90%	0.21%	(20.09%)	(19.93%)
Amer Cent. VP International	50,257	6.47	6.49	325,557	0.70%	0.90%	0.00%	(21.09%)	(20.93%)
Amer Cent. VP Ultra	257,632	7.26	7.28	1,873,878	0.70%	0.90%	(0.55%)	(23.40%)	(23.25%)
Amer Cent. VP Value	161,791	10.33	10.41	1,681,016	0.70%	0.90%	0.13%	(13.40%)	(13.23%)
DeAM VIT EAFE Index	42,534	5.13	5.16	219,188	0.70%	0.90%	0.83%	(22.30%)	(22.14%)
DeAM VIT Equity 500 Index	269,325	6.63	6.69	1,797,799	0.70%	0.90%	0.33%	(23.01%)	(22.86%)
DeAM VIT Small Cap Index	59,128	8.86	8.93	527,199	0.70%	0.90%	(0.16%)	(21.30%)	(21.14%)
Fed US Govt Sec II	112,225	11.26	11.30	1,266,579	0.70%	0.90%	2.95%	8.07%	8.29%
Federated High Income Bond	74,693	9.42	9.47	705,692	0.70%	0.90%	9.06%	0.48%	0.68%
Federated Prime Money Fund	205,632	11.69	12.06	2,432,896	0.70%	0.90%	0.74%	0.52%	0.72%
Fidelity Contrafund	155,070	7.29	7.33	1,136,106	0.70%	0.90%	(0.03%)	(10.41%)	(10.23%)
Fidelity Equity Income	102,224	8.48	8.52	870,179	0.70%	0.90%	0.76%	(17.89%)	(17.73%)
Fidelity Growth Opportunities	26,978	5.60	5.63	151,732	0.70%	0.90%	(0.25%)	(22.71%)	(22.55%)
Fidelity Growth & Income	230,451	7.88	7.91	1,819,956	0.70%	0.90%	0.64%	(17.59%)	(17.43%)
Franklin Small Cap — Class 2	7,018	6.67	6.69	46,954	0.70%	0.90%	(0.28%)	(32.34%)	(32.20%)
INVESCO Dynamics	29,035	5.55	5.57	161,652	0.70%	0.90%	(0.98%)	(32.51%)	(32.37%)
INVESCO Financial Services	29,629	8.20	8.23	243,566	0.70%	0.90%	(0.18%)	(15.66%)	(15.49%)
INVESCO Health Sciences	20,198	7.68	7.71	155,646	0.70%	0.90%	(0.73%)	(25.13%)	(24.98%)
INVESCO Real Estate Opps	23,137	10.69	10.73	248,035	0.70%	0.90%	0.98%	5.42%	5.63%
Lord Abbett Grth&Income	189,616	9.07	9.14	1,729,164	0.70%	0.90%	(0.26%)	(18.77%)	(18.61%)
MFS Investors Growth Stock	6,873	6.99	7.04	48,263	0.70%	0.90%	(0.75%)	(28.18%)	(28.04%)
MFS Investors Growth Stock (class 2)	147,649	4.82	4.85	715,557	0.70%	0.90%	(0.69%)	(28.36%)	(28.22%)
MFS Investors Trust	8,892	6.60	6.65	58,849	0.70%	0.90%	(0.25%)	(21.67%)	(21.51%)
MFS Investors Trust (class 2)	87,157	6.48	6.52	567,369	0.70%	0.90%	(0.31%)	(21.86%)	(21.70%)
MFS New Discovery	39,351	10.13	10.21	399,612	0.70%	0.90%	(0.78%)	(32.24%)	(32.11%)
MFS New Discovery (class 2)	245,356	6.07	6.10	1,496,624	0.70%	0.90%	(0.69%)	(32.41%)	(32.28%)
MFS Total Return (class 2)	77,923	9.25	9.28	722,437	0.70%	0.90%	0.93%	(6.20%)	(6.01%)
MFS Utilities (class 2)	11,897	5.81	5.83	69,351	0.70%	0.90%	1.42%	(23.59%)	(23.44%)
Pilgrim Baxter Small Cap Grwth	333,555	5.04	5.06	1,686,157	0.70%	0.90%	(0.69%)	(40.24%)	(40.12%)
Seligman Comm. & Info.	186,434	3.66	3.68	685,455	0.70%	0.90%	(0.70%)	(36.81%)	(36.68%)
Seligman Small Cap	43,873	10.13	10.16	445,209	0.70%	0.90%	(1.09%)	(16.28%)	(16.11%)
Templeton Developing Mkts	9,579	9.36	9.40	89,971	0.70%	0.90%	2.35%	(11.21%)	(11.03%)
Templeton Growth Securities	80,721	8.35	8.39	676,628	0.70%	0.90%	1.57%	(19.22%)	(19.06%)
Templeton International	157,269	7.30	7.36	1,155,433	0.70%	0.90%	0.82%	(19.29%)	(19.13%)

	4,130,075			29,959,172

*	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

6. EXPENSES

        As more fully disclosed in the prospectus, First Variable Life charges the Fund, based on the value of the Fund, various charges. For Cap One Pay policies, First Variable Life charges the Fund at an annual rate of .90% for mortality and expense risks. For Cap Solutions policies, First Variable Life charges the Fund at an annual rate of .70% for mortality and expense risks. Total charges to the Fund for the year ended December 31, 2002 were $84,331 and $172,005 for Cap One Pay policies and Cap Solutions policies, respectively.

7. DIVERSIFICATION REQUIREMENTS

        Under the provisions of section 817(h) of the Internal Revenue Code (the Code), a variable life contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as a life contract for Federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

        The Internal Revenue Service has issued regulations under section 817(h) of the Code. First Variable Life believes that the Fund satisfied the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

8. PRINCIPAL UNDERWRITER AND GENERAL DISTRIBUTOR

        First Variable Capital Services, Inc., a wholly owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

Independent Auditors' Report

The Board of Directors and Policyholders of First Variable
Life Insurance Company and Contract Owners of
Separate Account VL:

We have audited the accompanying statement of assets and liabilities of each of the sub-accounts comprising First Variable Life Insurance Company — Separate Account VL, as of December 31, 2001 and the related statements of operations and changes in net assets for each of the periods indicated in the years ended December 31, 2001 and 2000 and the related financial highlights for each of the periods indicated in the year ended December 31, 2001. These financial statements and financial highlights are the responsibility of the First Variable Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included in confirmation of the securities owned as of December 31, 2001 by correspondence with the transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the sub-accounts comprising First Variable Life Insurance Company — Separate Account VL as of December 31, 2001 and the results of their operations and changes in their net assets for each of the periods indicated for the years ended December 31, 2001 and 2000 and the financial highlights for each of the periods indicated in the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

s /KPMG LLP/
April 30, 2002

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 2001

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division	AIM Capital Appreciation
Assets
Investments in mutual funds at net asset value (see cost below)	$2,485,555	—	—	—	—	—	—	—	—	2,753,072
Receivable from First Variable Life Insurance Company	—	3	—	—	—	—	—	—	5	—

Total assets	2,485,555	3	—	—	—	—	—	—	5	2,753,072

Liabilities
Payable to First Variable Life Insurance Company	719	—	—	—	—	—	—	—	—	72

	$2,484,836	3	—	—	—	—	—	—	5	2,753,000

Net assets
Annuity contracts in accumulation period	$2,484,836	3	—	—	—	—	—	—	5	2,753,000
Annuity contracts in payment period	—	—	—	—	—	—	—	—	—	—

Total net assets-	$2,484,836	3	—	—	—	—	—	—	5	2,753,000

Investments in mutual funds at cost	$2,485,555	—	—	—	—	—	—	—	—	3,914,375

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2001

	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)
Assets
Investments in mutual funds at net asset value (see cost below)	$2,020,041	1,880,359	2,231,714	811,385	1,199,812	2,337,154	815,558	90,909
Receivable from First Variable Life Insurance Company	—	—	—	—	—	—	—	—

Total assets	2,020,041	1,880,359	2,231,714	811,385	1,199,812	2,337,154	815,558	90,909

Liabilities
Payable to First Variable Life Insurance Company	24	73	35	47	30	66	54	2

	$2,020,017	1,880,286	2,231,679	811,338	1,199,782	2,337,088	815,504	90,907

Net assets
Annuity contracts in accumulation period	$2,020,017	1,880,286	2,231,679	811,338	1,199,782	2,337,088	815,504	90,907
Annuity contracts in payment period	—	—	—	—	—	—	—	—

Total net assets-	$2,020,017	1,880,286	2,231,679	811,338	1,199,782	2,337,088	815,504	90,907

Investments in mutual funds at cost	$3,159,339	1,708,740	2,568,764	856,785	1,653,820	2,386,294	802,875	133,369

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2001

	MFS Growth and Income (IC)	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond II	Seligman Communication & Information
Assets
Investments in mutual funds at net asset value (see cost below)	$87,391	815,211	227,999	1,207,486	174,373	877,039	935,088	939,293
Receivable from First Variable Life Insurance Company	—	—	—	—	—	—	—	—

Total assets	87,391	815,211	227,999	1,207,486	174,373	877,039	935,088	939,293

Liabilities
Payable to First Variable Life Insurance Company	1	23	3	30	3	19	9	47

	$87,390	815,188	227,996	1,207,456	174,370	877,020	935,079	939,246

Net assets
Annuity contracts in accumulation period	$87,389	815,188	227,996	1,207,456	174,370	877,020	935,079	939,246
Annuity contracts in payment period	—	—	—	—	—	—	—	—

Total net assets-	$87,389	815,188	227,996	1,207,456	174,370	877,020	935,079	939,246

Investments in mutual funds at cost	$104,486	928,019	284,988	1,282,668	179,474	913,576	972,225	1,229,600

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2001

	MFS New Discovery (SC)	MFS Growth (SC)	MFS Growth and Income (SC)	Pilgrim Baxter Small Cap	Fidelity Growth and Income	American Century VP Ultra	American Century International	American Century VP Income & Growth	Federated US Government II
Assets
Investments in mutual funds at net asset value (see cost below)	$1,997,532	1,271,674	706,773	1,802,501	2,529,773	2,798,549	523,949	536,842	1,225,530
Receivable from First Variable Life Insurance Company	—	—	—	—	—	—	—	—	—

Total assets	1,997,532	1,271,674	706,773	1,802,501	2,529,773	2,798,549	523,949	536,842	1,225,530

Liabilities
Payable to First Variable Life Insurance Company	116	19	8	122	51	78	20	11	7

	$1,997,416	1,271,655	706,765	1,802,379	2,529,722	2,798,471	523,929	536,831	1,225,523

Net assets
Annuity contracts in accumulation period	$1,997,416	1,271,655	706,765	1,802,379	2,529,722	2,798,471	523,929	536,831	1,225,523
Annuity contracts in payment period	—	—	—	—	—	—	—	—	—

Total net assets-	$1,997,416	1,271,655	706,765	1,802,379	2,529,722	2,798,471	523,929	536,831	1,225,523

Investments in mutual funds at cost	$2,065,045	1,584,002	774,834	1,786,613	2,551,495	2,848,243	538,992	548,010	1,199,809

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF ASSETS AND LIABILITIES, CONTINUED
December 31, 2001

	Templeton Developing Markets	Templeton Health Care	INVESCO Dynamics	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	MFS Utility	MFS Total Return	Seligman Small Cap
Assets
Investments in mutual funds at net asset value (see cost below)	$17,059	170,299	177,799	175,519	226,084	56,451	54,343	759,422	536,019
Receivable from First Variable Life Insurance Company	—	—	—	—	—	—	—	—	—

Total assets	17,059	170,299	177,799	175,519	226,084	56,451	54,343	759,422	536,019

Liabilities
Payable to First Variable Life Insurance Company	1	5	6	5	5	1	—	17	43

	$17,058	170,294	177,793	175,514	226,079	56,450	54,343	759,405	535,976

Net Assets
Annuity contracts in accumulation period	$17,058	170,294	177,793	175,514	226,079	56,450	54,343	759,405	535,976
Annuity contracts in payment period	—	—	—	—	—	—	—	—

Total net assets-	$17,058	170,294	177,793	175,514	226,079	56,450	54,343	759,405	535,976

Investments in mutual funds at cost	$17,079	172,800	197,227	173,920	232,003	56,385	62,423	758,195	485,549

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS
Year ended December 31, 2001

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Govt. Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Investment income — dividends	$76,900	—	89,448	9,644	—	52,403	—	23,139	—
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	16,538	26,838	3,589	16,459	4,462	5,480	5,817	16,977	14,216

Net investment income (loss)	60,362	(26,838)	85,859	(6,815)	(4,462)	46,923	(5,817)	6,162	(14,216)
Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	—	(3,473,442)	(269,715)	(1,313,892)	(435,469)	(11,383)	(731,282)	(32,267)	(2,122,982)
Net unrealized appreciation (depreciation) on investments during the year	—	1,753,013	179,620	573,893	245,323	(7,839)	119,977	55,926	580,745
Capital gain distributions	—	950,824	—	318,792	128,305	—	432,899	8,898	449,528

Net realized and unrealized gain (loss) on investments	—	(769,605)	(90,095)	(421,207)	(61,841)	(19,222)	(178,406)	32,557	(1,092,709)

Net increase (decrease) in net assets resulting from operations	$60,362	(796,443)	(4,236)	(428,022)	(66,303)	27,701	(184,223)	38,719	(1,106,925)

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2001

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth & Income	MFS New Discovery (IC)	MFS Growth (IC)
Investment income — dividends	$—	4,781	5,828	18,690	4,715	33,400	11,121	—	161
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	18,975	14,349	8,763	14,108	4,069	8,730	12,000	8,525	984

Net investment income (loss)	(18,975)	(9,568)	(2,935)	4,582	646	24,670	(879)	(8,525)	(823)
Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(330,548)	(244,693)	10,525	(79,069)	(11,572)	(71,272)	28,324	(26,448)	(27,338)
Net unrealized appreciation (depreciation) on investments during the year	(572,572)	(576,197)	115,957	(196,563)	(23,436)	(430,395)	(180,624)	(81,015)	(14,541)
Capital gain distributions	220,920	—	—	1,948	37,955	262,687	46,668	41,441	1,229

Net realized and unrealized gain (loss) on investments	(682,300)	(820,890)	126,482	(273,684)	2,947	(238,980)	(105,632)	(66,022)	(40,650)

Net increase (decrease) in net assets resulting from operations	$(701,275)	(830,458)	123,547	(269,102)	3,593	(214,310)	(106,511)	(74,547)	(41,473)

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2001

	MFS Growth and Trust (IC)	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond	Seligman Comm. & Information
Investment income — dividends	$712	13,265	—	2,545	156	1,047	52,357	—
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	973	4,895	1,322	5,606	800	3,728	4,301	6,532

Net investment income (loss)	(261)	8,370	(1,322)	(3,061)	(644)	(2,681)	48,056	(6,532)
Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(7,863)	(9,336)	(3,946)	(16,926)	(14,975)	(3,015)	(35,382)	(122,049)
Net unrealized appreciation (depreciation) on investments during the year	(21,194)	(129,588)	(44,381)	(64,984)	(607)	(38,864)	(28,431)	(44,552)
Capital gain distributions	3,652	119,029	—	9,543	—	3,013	—	179,084

Net realized and unrealized gain (loss) on investments	(25,405)	(19,895)	(48,327)	(72,367)	(15,582)	(38,866)	(63,813)	12,483

Net increase (decrease) in net assets resulting from operations	$(25,666)	(11,525)	(49,649)	(75,428)	(16,226)	(41,547)	(15,757)	5,951

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2001

	MFS New Discovery (SC)	MFS Growth (SC)	MFS Growth and Trust	Pilgrim Barter Small Cap (i)	Fidelity Growth and Income (i)	American Century VP Ultra (i)	American Century International (i)	American Century VP Income & Growth (i)	Federated US Govt. II (i)	Templeton Developing Markets (i)
Investment income — dividends	$—	634	1,727	—	—	—	—	—	—	11
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	12,893	7,827	3,593	2,662	1,682	3,774	706	836	3,044	41

Net investment income (loss)	(12,893)	(7,193)	(1,866)	(2,662)	(1,682)	(3,774)	(706)	(836)	(3,044)	(30)
Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(198,750)	(61,155)	(16,160)	(114,717)	(2,319)	(3,055)	(3,596)	(1,171)	939	(86)
Net unrealized appreciation (depreciation) on investments during the year	555	(220,440)	(65,942)	15,888	(21,722)	(49,694)	(15,043)	(11,168)	25,721	(19)
Capital gain distributions	53,006	7,647	9,482	—	—	—	—	—	—	1,722

Net realized and unrealized gain (loss) on investments	(145,189)	(273,948)	(72,620)	(98,829)	(24,041)	(52,749)	(18,639)	(12,339)	26,660	1,617

Net increase (decrease) in net assets resulting from operations	$(158,082)	(281,141)	(74,486)	(101,491)	(25,723)	(56,523)	(19,345)	(13,175)	23,616	1,587

(i)	From commencement of operations, May 1, 2001

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2001

	Templeton Health Care (i)	INVESCO Dynamics (i)	INVESCO Health Sciences (i)	INVESCO Financial Services (i)	INVESCO Real Estate (i)	MFS Utility (i)	MFS Total Return (i)	Setigman Small Cap (i)
Investment income — dividends	$—	—	563	746	570	—	—	1,860
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	507	623	532	650	189	252	2,830	2,061

Net investment income (loss)	(507)	(623)	31	96	381	(252)	(2,830)	(201)
Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(386)	(2,287)	(301)	(588)	(1,882)	(4,266)	(749)	22,371
Net unrealized appreciation (depreciation) on investments during the year	(2,501)	(19,427)	1,599	(5,919)	66	(8,079)	1,226	50,470
Capital gain distributions	452	—	—	190	—	—	—	—

Net realized and unrealized gain (loss) on investments	(2,435)	(21,714)	1,298	(6,317)	(1,816)	(12,345)	477	72,841

Net increase (decrease) in net assets resulting from operations	$(2,942)	(22,337)	1,329	(6,221)	(1,435)	(12,597)	(2,353)	72,640

(i)	From commencement of operations, May 1, 2001.

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2000

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	U.S. Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Investment income — dividends	$121,933	1,919,728	136,785	520,826	222,420	39,477	307,210	462,612	504,864
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	15,428	45,294	5,905	27,219	7,398	5,035	12,931	22,354	27,015

Net investment income (loss)	106,505	1,874,434	130,880	493,607	215,022	34,442	294,279	440,258	477,849

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	—	210,654	(42,863)	221,476	(13,853)	(5,278)	105,942	(91,246)	243,687
Net unrealized appreciation (depreciation) on investments during the year	—	(2,954,664)	(174,577)	(1,203,194)	(342,624)	29,390	(536,976)	(147,174)	(1,418,783)

Net realized and unrealized gain (loss) on investments	—	(2,744,010)	(217,440)	(981,718)	(356,477)	24,112	(431,034)	(238,420)	(1,175,096)

Net increase (decrease) in net assets resulting from operations	$106,505	(869,576)	(86,560)	(488,111)	(141,455)	58,554	(136,755)	201,838	(697,247)

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2000

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index
Investment income — dividends	$77,931	74,456	6,247	841	1,842
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	15,728	12,441	1,655	7,759	1,432

Net investment income (loss)	62,203	62,015	4,592	(6,918)	410

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	228,225	(12,071)	(3,652)	35,679	5,849
Net unrealized appreciation (depreciation) on investments during the year	(751,394)	(635,697)	60,082	(179,137)	(28,222)

Net realized and unrealized gain (loss) on investments	(523,169)	(647,768)	56,430	(143,458)	(22,373)

Net increase (decrease) in net assets resulting from operations	$(460,966)	(585,753)	61,022	(150,376)	(21,963)

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2000

	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)	MFS Growth and Income (IC)
Investment income — dividends	$61,849	9,404	37,853	2,967	3,283
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	5,455	4,154	13,774	2,932	1,657

Net investment income (loss)	56,394	5,250	24,079	35	1,626

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(15,062)	(1,894)	98,456	90,852	4,136
Net unrealized appreciation (depreciation) on investments during the year	(42,881)	137,851	(196,049)	(80,258)	(4,786)

Net realized and unrealized gain (loss) on investments	(57,943)	135,957	(97,593)	10,594	(650)

Net increase (decrease) in net assets resulting from operations	$(1,549)	141,207	(73,514)	10,629	976

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2000

	Templeton Growth Securities (i)	DeAM VIT EAFE Index (i)	Fidelity ContraFund (i)	Fidelity Growth Opportunities (i)	Fidelity Equity Income (i)
Investment income — dividends	$—	2,312	—	—	—
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	1,540	347	541	78	85

Net investment income (loss)	(1,540)	1,965	(541)	(78)	(85)

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	3,303	(495)	(19)	(114)	70
Net unrealized appreciation (depreciation) on investments during the year	16,780	(12,608)	(10,199)	(4,494)	2,327

Net realized and unrealized gain (loss) on investments	20,083	(13,103)	(10,218)	(4,608)	2,397

Net increase (decrease) in net assets resulting from operations	$18,543	(11,138)	(10,759)	(4,686)	2,312

(i)	From commencement of operations, May 1, 2000.

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF OPERATIONS, CONTINUED
Year ended December 31, 2000

	Federated High Income Bond II (i)	Seligman Communication & Information (i)	MFS New Discovery (SC) (i)	MFS Growth (SC) (i)	MFS Growth and Income (SC) (i)
Investment income — dividends	$—	67,365	—	—	—
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	437	1,228	4,468	3,501	671

Net investment income (loss)	(437)	66,137	(4,468)	(3,501)	(671)

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(94)	(2,359)	(22,409)	(703)	(241)
Net unrealized appreciation (depreciation) on investments during the year	(8,705)	(245,755)	(68,068)	(91,188)	(2,119)

Net realized and unrealized gain (loss) on investments	(8,799)	(248,114)	(90,477)	(92,591)	(2,360)

Net increase (decrease) in net assets resulting from operations	$(9,236)	(181,977)	(94,945)	(96,092)	(3,031)

(i)	From commencement of operations, May 1, 2000.

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS
Year ended December 31, 2001

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Govt. Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Operations:
Net investment income (loss)	$60,362	(26,838)	85,859	(6,815)	(4,462)	46,923	(5,817)	6,162	(14,216)
Realized gain (loss) on fund shares redeemed	—	(3,473,442)	(269,715)	(1,313,892)	(435,469)	(11,383)	(731,282)	(32,267)	(2,122,982)
Net unrealized appreciation (depreciation) on investments during the period	—	1,753,013	179,620	573,893	245,323	(7,839)	119,977	55,926	580,745
Capital gain distributions	—	950,824	—	318,792	128,305	—	432,899	8,898	449,528

Net increase (decrease) in net assets resulting from operations	60,362	(796,443)	(4,236)	(428,022)	(66,303)	27,701	(184,223)	38,719	(1,106,925)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	1,125,111	704,151	70	465,198	81,626	178,959	50	198,200	858,034
Policy contract charges	(277,152)	(221,126)	(13,065)	(137,924)	(41,453)	(47,650)	(23,566)	(101,030)	(256,193)
Cost of accumulation units terminated and exchanged	(36,922)	(4,668,047)	(493,760)	(3,154,251)	(784,619)	(878,394)	(988,995)	(2,818,739)	(2,952,901)

Increase (decrease) in net assets from contract owner transactions	811,037	(4,185,022)	(506,755)	(2,826,977)	(744,446)	(747,085)	(1,012,511)	(2,721,569)	(2,351,060)

Increase (decrease) in net assets	871,399	(4,981,465)	(510,991)	(3,254,999)	(810,749)	(719,384)	(1,196,734)	(2,682,850)	(3,457,985)
Net assets at beginning of period	1,613,437	4,981,468	510,991	3,254,999	810,749	719,384	1,196,734	2,682,850	3,457,990

Net assets at end of period	$2,484,836	3	—	—	—	—	—	—	5

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED
Year ended December 31, 2001

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)
Operations:
Net investment income (loss)	$(18,975)	(9,568)	(2,935)	4,582	646	24,670	(879)	(8,525)	(823)
Realized gain (loss) on fund shares redeemed	(330,548)	(244,693)	10,525	(79,069)	(11,572)	(71,272)	28,324	(26,448)	(27,338)
Net unrealized appreciation (depreciation) on investments during the period	(572,672)	(576,197)	115,957	(196,563)	(23,436)	(430,395)	(180,624)	(81,015)	(14,541)
Capital gain distributions	220,920	—	—	1,948	37,955	262,687	46,668	41,441	1,229

Net increase (decrease) in net assets resulting from operations	(701,275)	(830,458)	123,547	269,102	3,593	(214,310)	(106,511)	(74,547)	(41,473)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	1,032,585	1,004,860	1,550,281	1,238,741	515,898	496,094	1,332,755	4	141
Policy contract charges	(243,548)	(208,510)	(150,924)	(149,194)	(54,042)	(110,945)	(142,259)	(64,032)	(9,823)
Cost of accumulation units terminated and exchanged	(121,407)	(189,467)	(82,466)	(46,647)	(10,670)	(152,445)	(101,636)	(563,832)	(111,526)

Increase (decrease) in net assets from contract owner transactions	667,630	606,883	1,316,891	1,042,900	451,186	232,704	1,088,860	(627,860)	(121,208)

Increase (decrease) in net assets	(33,645)	(223,575)	1,440,438	773,798	454,779	18,394	982,349	(702,407)	(162,681)
Net assets at beginning of period	2,786,645	2,243,592	439,848	1,457,881	356,559	1,181,388	1,354,739	1,517,911	253,588

Net assets at end of period	$2,753,000	2,020,017	1,880,286	2,231,679	811,338	1,199,782	2,337,088	815,504	90,907

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED
Year ended December 31, 2001

	MFS Growth and Income (IC)	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond	Seligman Comm. & Information
Operations:
Net investment income (loss)	$(261)	8,370	(1,322)	(3,061)	(644)	(2,681)	48,056	(6,532)
Realized gain (loss) on fund shares redeemed	(7,863)	(9,336)	(3,946)	(16,926)	(14,975)	(3,015)	(35,382)	(122,049)
Net unrealized appreciation (depreciation) on investments during the period	(21,194)	(129,588)	(44,381)	(64,984)	(607)	(38,864)	(28,431)	(44,552)
Capital gain distributions	3,652	119,029	—	9,543	—	3,013	—	179,084

Net increase (decrease) in net assets resulting from operations	(25,666)	(11,525)	(49,649)	(75,428)	(16,226)	(41,547)	(15,757)	5,951

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	27	419,678	158,601	1,100,011	167,301	923,557	868,172	598,019
Policy on contract charges	(9,194)	(83,586)	(18,186)	(115,111)	(14,316)	(39,635)	(53,095)	(176,706)
Cost of accumulation units terminated and exchanged	(81,259)	(11,700)	(2,841)	(19,976)	(6,714)	(17,498)	(35,987)	(57,410)

Increase (decrease) in net assets from contract owner transactions	(90,426)	324,392	137,574	964,924	146,271	866,424	779,090	363,903

Increase (decrease) in net assets	(116,092)	312,867	87,925	889,496	130,045	824,877	763,333	369,854
Net assets at beginning of period	203,481	502,321	140,071	317,960	44,325	52,143	171,746	569,392

Net assets at end of period	$87,389	815,188	227,996	1,207,456	174,370	877,020	935,079	939,246

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED
Year ended December 31, 2001

	MFS New Discovery (SC)	MFS Growth (SC)	MFS Growth & Income (SC)	Pilgrim Boxier Small Cap (i)	Fidelity Growth and Income (i)	American Century VP Ultra (i)	American Century International (i)	American Century VP Income & Growth (i)	Federated US Govt. II (i)
Operations:
Net investment income (loss)	$(12,893)	(7,193)	(1,866)	(2,662)	(1,682)	(3,774)	(706)	(836)	(3,044)
Realized gain (loss) on fund shares redeemed	(198,750)	(61,155)	(16,160)	(114,717)	(2,319)	(3,055)	(3,596)	(1,171)	939
Net unrealized appreciation (depreciation) on investments during the period	555	(220,440)	(65,942)	15,888	(21,722)	(49,694)	(15,043)	(11,168)	25,721
Capital gain distributions	53,006	7,647	9,482	—	—	—	—	—	—

Net increase (decrease) in net assets resulting from operations	(158,082)	(281,141)	(74,486)	(101,491)	(25,723)	(56,523)	(19,345)	(13,175)	23,616

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	1,006,557	736,429	648,502	1,973,114	2,571,841	2,908,185	555,925	560,228	1,231,540
Policy contract charges	(243,461)	(98,309)	(42,568)	(58,574)	(15,645)	(47,166)	(7,639)	(9,486)	(26,442)
Cost of accumulation units terminated and exchanged	(54,891)	(23,552)	(56,259)	(10,670)	(751)	(6,025)	(5,012)	(736)	(3,191)

Increase (decrease) in net assets from contract owner transactions	708,205	614,568	549,675	1,903,870	2,555,445	2,854,994	543,274	550,006	1,201,907

Increase (decrease) in net assets	550,123	333,427	455,189	1,802,379	2,529,722	2,798,471	523,929	536,831	1,225,523
Net assets at beginning of period	1,447,293	938,228	251,576	—	—	—	—	—	—

Net assets at end of period	$1,997,416	1,271,655	706,765	1,802,379	2,529,722	2,798,471	523,929	536,831	1,225,523

(i)	From commencement of operation, May 1, 2001.

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED
Year ended December 31, 2001

	Templeton Developing Markets (i)	Templeton Health Care (i)	INVESCO Dynamics (i)	INVESCO Health Sciences (i)	INVESCO Financial Services (i)	INVESCO Real Estate (i)	MFS Utility (i)	MFS Total Return (i)	Seligman Small Cap (i)
Operations:
Net investment income (loss)	$(30)	(507)	(623)	31	96	381	(252)	(2,830)	(201)
Realized gain (loss) on fund shares redeemed	(86)	(386)	(2,287)	(301)	(588)	(1,882)	(4,266)	(749)	22,371
Net unrealized appreciation (depreciation) on investments during the period	(19)	(2,501)	(19,427)	1,599	(5,919)	66	(8,079)	1,226	50,470
Capital gain distributions	1,722	452	—	—	190	—	—	—	—

Net increase (decrease) in net assets resulting from operations	1,587	(2,942)	(22,337)	1,329	(6,221)	(1,435)	(12,597)	(2,353)	72,640

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	19,658	180,424	212,169	187,708	240,746	59,801	71,808	800,376	518,025
Policy contract charges	(555)	(5,283)	(11,230)	(13,515)	(6,434)	(1,852)	(4,143)	(30,809)	(48,235)
Cost of accumulation units terminated and exchanged	(3,632)	(1,905)	(809)	(8)	(2,012)	(64)	(725)	(7,809)	(6,454)

Increase (decrease) in net assets from contract owner transactions	15,471	173,236	200,130	174,185	232,300	57,885	66,940	761,758	463,336

Increase (decrease) in net assets	17,058	170,294	177,793	175,514	226,079	56,450	54,343	759,405	535,976
Net assets at beginning of period	—	—	—	—	—	—	—	—	—

Net assets at end of period	$17,058	170,294	177,793	175,514	226,079	56,450	54,343	759,405	535,976

(i)	From commencement of operations, May 1, 2001.

See accompanying notes to financial statements.

FIRST VARIABLE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS
Year ended December 31, 2000

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	U.S. Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Operations:
Net investment income (loss)	$106,505	$1,874,434	$130,880	$493,507	$215,022	$34,442	$294,279	$440,258	$477,849
Realized gain (loss) on fund shares redeemed	—	210,654	(42,863)	221,476	(13,853)	(5,278)	105,942	(91,246)	243,687
Net unrealized appreciation (depreciation) on investments during the year	—	(2,954,664)	(174,577)	(1,203,194)	(342,624)	29,390	(536,976)	(147,174)	(1,418,783)

Net increase (decrease) in net assets resulting from operations	106,505	(869,576)	(86,560)	(488,111)	(141,455)	58,554	(136,755)	201,838	(697,247)

From contract owner transactions:
Net proceeds from sale of accumulated units	1,862,426	1,692,692	44,375	1,140,994	168,572	147,527	209,298	364,214	2,433,210
Policy contract charges	(228,943)	(274,069)	(20,864)	(165,425)	(44,784)	(22,991)	(61,145)	(108,384)	(259,678)
Cost of accumulation units terminated and exchanged	(2,695,568)	(896,998)	(292,485)	(327,755)	(118,635)	(1,566)	(194,441)	(474,146)	(379,675)

Increase (decrease) in net assets from contract owner transactions	(1,062,085)	521,625	(268,974)	647,814	5,154	122,970	(46,288)	(218,316)	1,793,857

Increase (decrease) in net assets	(955,580)	(347,951)	(355,534)	159,703	(136,301)	181,524	(183,043)	(16,478)	1,096,610
Net assets at beginning of year	2,569,017	5,329,419	866,525	3,095,296	947,050	537,860	1,379,777	2,699,328	2,361,380

Net assets at end of year	$1,613,437	$4,981,468	$510,991	$3,254,999	$810,749	$719,384	$1,196,734	$2,682,850	$3,457,990

See accompanying notes to financial statements.

FIRST VARIABLE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED
Year ended December 31, 2000

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)
Operations:
Net investment income (loss)	$62,203	$62,015	$4,592	$(6,918)	$410	$56,394	$5,250	$24,079	$35
Realized gain (loss) on fund shares redeemed	228,225	(12,071)	(3,652)	35,679	5,849	(15,062)	(1,894)	98,456	90,852
Net unrealized appreciation (depreciation) on investments during the year	(751,394)	(635,697)	60,082	(179,137)	(28,222)	(42,881)	137,851	(196,049)	(80,258)

Net increase (decrease) in net assets resulting from operations	(460,966)	(585,753)	61,022	(150,376)	(21,963)	(1,549)	141,207	(73,514)	10,629

From contract owner transactions:
Net proceeds from sale of accumulated units	2,584,773	2,233,217	294,534	1,114,841	322,699	1,055,988	1,002,772	606,453	110,074
Policy contract charges	(147,273)	(146,395)	(38,602)	(87,492)	(23,881)	(74,720)	(56,357)	(114,339)	(36,432)
Cost of accumulation units terminated and exchanged	(45,515)	(44,884)	(8,376)	(23,846)	(3,443)	(22,195)	(9,208)	(103,346)	(206,033)

Increase (decrease) in net assets from contract owner transactions	2,391,985	2,041,938	247,556	1,003,503	295,375	959,073	937,207	388,768	(132,391)

Increase (decrease) in net assets	1,931,019	1,456,185	308,578	853,127	273,412	957,524	1,078,414	315,254	(121,762)
Net assets at beginning of year	855,626	787,407	131,270	604,754	83,147	223,864	276,325	1,202,657	375,350

Net assets at end of year	$2,786,645	$2,243,592	$439,848	$1,457,881	$356,559	$1,181,388	$1,354,739	$1,517,911	$253,588

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED
Year ended December 31, 2000

	MFS Growth and Income (IC)	Templeton Growth Securities (i)	DeAM VIT EAFE Index (i)	Fidelity ContraFund (i)	Fidelity Growth Opportunities (i)	Fidelity Equity Income (i)
Operations:
Net investment income (loss)	$1,626	$(1,540)	$1,965	$(541)	$(78)	$(85)
Realized gain (loss) on fund shares redeemed	4,136	3,303	(495)	(19)	(114)	70
Net unrealized appreciation (depreciation) on investments during the year	(4,786)	16,780	(12,608)	(10,199)	(4,494)	2,327

Net increase (decrease) in net assets resulting from operations	976	18,543	(11,138)	(10,759)	(4,686)	2,312

From contract owner transactions:
Net proceeds from sale of accumulated units	68,219	546,174	154,205	339,128	52,612	51,218
Policy contract charges	(19,791)	(40,798)	(2,937)	(10,398)	(3,374)	(1,386)
Cost of accumulation units terminated and exchanged	(21,253)	(21,598)	(59)	(11)	(227)	(1)

Increase (decrease) in net assets from contract owner transactions	27,175	483,778	151,209	328,719	49,011	49,831

Increase (decrease) in net assets	28,151	502,321	140,071	317,960	44,325	52,143
Net assets at beginning of year	175,330	—	—	—	—	—

Net assets at end of year	$203,481	$502,321	$140,071	$317,960	$44,325	$52,143

(i)	From commencement of operations, May 1, 2000.

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED
Year ended December 31, 2000

	Federated High Income Bond II (i)	Seligman Communication & Information (i)	MFS New Discovery (SC) (i)	MFS Growth (SC) (i)	MFS Growth and Income(SC) (i)
Operations:
Net investment income (loss)	$(437)	$66,137	$(4,468)	$(3,501)	$(671)
Realized gain (loss) on fund shares redeemed	(94)	(2,359)	(22,409)	(703)	(241)
Net unrealized appreciation (depreciation) on investments during the year	(8,705)	(245,755)	(68,068)	(91,888)	(2,119)

Net increase (decrease) in net assets resulting from operations	(9,236)	(181,977)	(94,945)	(96,092)	(3,031)

From contract owner transactions:
Net proceeds from sale of accumulated units	184,962	808,361	1,649,803	1,068,163	270,722
Policy contract charges	(3,963)	(19,364)	(100,149)	(32,412)	(15,710)
Cost of accumulation units terminated and exchanged	(17)	(37,628)	(7,416)	(1,431)	(405)

Increase (decrease) in net assets from contract owner transactions	180,982	751,369	1,542,238	1,034,320	254,606

Increase (decrease) in net assets	171,746	569,392	1,447,293	938,228	251,575
Net assets at beginning of year	—	—	—	—	—

Net assets at end of year	$171,746	$569,392	$1,447,293	$938,228	$251,575

(1)	From commencement of operations, May 1, 2000.

See accompanying notes to financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
SEPARATE ACCOUNT VL

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

(1) ORGANIZATION

        First Variable Life Insurance Company — Separate Account VL (the Fund), which began operations on March 31, 1997, is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act).

        On December 28, 2001, the Fund executed and filed with the Securities and Exchange Commission a substitution of shares of the eight portfolios of the Variable Investors Series Trust for shares of certain other portfolios of other variable insurance product funds. The remaining sub-accounts are invested in the Federated Prime Money Fund II, AIM Capital Appreciation, AIM Growth, American Century VP Value, DeAM VIT Equity Index, DeAM VIT Small Capital Index, Franklin Templeton International Securities, Lord Abbett Growth and Income, MFS New Discovery (IC), MFS Growth (IC), MFS Growth and Income (IC), Templeton Growth Securities, DeAM VIT EAFE Index, Fidelity Contrafund, Fidelity Growth Opportunities, Fidelity Equity Income, Federated High Income Bond II, Seligman Communication & Information, MFS New Discovery (SC), MFS Growth (SC), MFS Growth and Income (SC), Pilgrim Baxter Small Cap, Fidelity Income and Growth, American Century VP Ultra, American Century International, American Century VP Income & Growth, Federated US Government II, Templeton Developing Markets., Templeton Health Care, INVESCO Dynamics, INVESCO Health Sciences, INVESCO Financial Services, INVESCO Real Estate, MFS Utility, MFS Total Return, and Seligman Small Cap, all of which are open-end management investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

        First Variable Life is a wholly owned subsidiary of Protective Life Insurance Company (Protective) located in Birmingham, AL. Protective purchased First Variable Life in October 1, 2001. Prior to the sale, First Life was a subsidiary of ILona Financial Group, Inc. (ILona). First Variable Life is domiciled in the State of Arkansas.

        The assets of the Fund are not available to meet the general obligations of First Variable Life or Protective, and are held for the exclusive benefit of the contract owners participating in the Fund.

(2) SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

    Investments

        The Fund's investments in the corresponding series of mutual funds are stated at the net asset values of the respective series, which approximates fair value, per share of the respective portfolios. Investment transactions are accounted for on the date the shares are purchased or sold. Effective August 1, 2000 the cost of shares sold and redeemed is being determined on the weighted average method due to the implementation of a new computer system. Prior to that date the first in, first out method was used to determine these amounts. The change in methods resulted in a reclassification and had no impact on net assets or on net increase (decrease) in net assets resulting from operations. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

    Federal Income Taxes

        For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

        The following table presents selected data for investments in each of the sub-accounts at December 31, 2001:

	2001
	Number of shares	Cost	Net asset value
Federated Prime Money Fund II	2,485,555	$2,485,555	$2,485,555
AIM Capital Appreciation	126,753	3,914,375	2,753,072
AIM Growth	123,399	3,159,339	2,020,041
American Century VP Value	252,736	1,708,740	1,880,359
DeAM VIT Equity Index	186,287	2,568,764	2,231,714
DeAM VIT Small Cap Index	75,618	856,785	811,385
Templeton International Securities	102,199	1,653,820	1,199,812
Lord Abbett Growth and Income	101,132	2,386,294	2,337,154
MFS New Discovery (IC)	53,409	802,875	815,558
MFS Growth (IC)	9,305	133,369	90,909
MFS Growth and Income (IC)	5,102	104,486	87,391
Templeton Growth Securities	74,043	928,019	815,211
DeAM VIT EAFE Index	27,175	284,988	227,999
Fidelity Contrafund	60,374	1,282,668	1,207,486
Fidelity Growth Opportunities	11,594	179,474	174,373
Fidelity Equity Income	38,824	913,576	877,039
Federated High Income Bond II	121,125	972,225	935,088
Seligman Communication & Information	74,964	1,229,600	939,293
MFS New Discovery (SC)	131,244	2,065,045	1,997,532
MFS Growth (SC)	131,507	1,584,002	1,271,674
MFS Growth and Income (SC)	41,380	774,834	706,773
Pilgrim Baxter Small Cap	212,309	1,786,613	1,802,501
Fidelity Growth and Income	193,556	2,551,495	2,529,773
American Century VP Ultra	293,657	2,848,243	2,798,549
American Century International	79,507	538,992	523,949
American Century VP Income & Growth	83,102	548,010	536,842
Federated US Government II	107,220	1,199,809	1,225,530
Templeton Developing Markets	3,584	17,079	17,059
Templeton Health Care	13,222	172,800	170,299
INVESCO Dynamics	14,179	197,227	177,799
INVESCO Health Sciences	9,644	173,920	175,519
INVESCO Financial Services	18,203	232,003	226,084
INVESCO Real Estate	5,662	56,385	56,451
MFS Utility	3,418	62,423	54,343
MFS Total Return	40,961	758,195	759,422
Seligman Small Cap	41,106	485,549	536,019

	5,353,085	$41,617,576	$37,455,557

(4) NET ASSETS

        Variable life net assets at December 31, 2001 consists of the following:

	Accumulation units	Accumulation unit value	Net assets	2001 Total Return
Cap One Pay policies:
Federated Prime Money Fund II	55,000	$12.00137	$660,074	2.83
Growth Division	—	15.12784	—	(18.43)
High Income Bond Division	—	9.88102	—	(1.43)
Multiple Strategies Division	—	14.24092	—	(17.35)
Matrix Equity Division	—	12.68419	—	(11.12)
U.S. Government Bond Division	—	13.06092	—	4.57
World Equity Division	—	13.5997	—	(18.10)
Growth and Income Division	—	15.51356	—	(0.91)
Small Capital Growth Division	—	10.79868	—	(37.94)
AIM Capital Appreciation	83,636	9.38483	784,905	(23.97)
AIM Growth	59,347	6.49237	385,302	(34.48)
American Century VP Value	42,036	11.92944	501,469	11.81
DeAM VIT Equity Index	58,833	8.61618	506,918	(12.97)
DeAM VIT Small Cap Index	9,935	11.2526	111,791	1.15
Templeton International Securities	25,539	9.04391	230,974	(16.75)
Lord Abbett Growth and Income	62,479	11.16191	697,830	(7.56)
MFS New Discovery (IC)	31,702	14.94779	473,872	(5.88)
MFS Growth (IC)	3,721	9.72886	36,202	(24.83)
MFS Growth and Income (IC)	5,341	8.4219	44,985	(16.71)
Templeton Growth Securities	14,094	10.33252	145,628	(2.20)
DeAM VIT EAFE Index	4,426	6.60049	29,215	(25.37)
Fidelity Contrafund	27,761	8.14035	225,984	(13.26)
Fidelity Growth Opportunities	4,888	7.24474	35,412	(15.41)
Fidelity Equity Income	15,925	10.32327	164,396	(6.08)
Federated High Income Bond II	47,036	9.37718	441,067	0.47
Seligman Communication & Information	21,749	5.79049	125,935	4.13
MFS New Discovery (SC)	25,822	8.98127	231,916	(6.11)
MFS Growth (SC)	66,563	6.73523	448,316	(25.51)
MFS Growth and Income (SC)	21,100	8.29623	175,050	(16.86)
Pilgrim Baxter Small Cap	57,703	8.43872	486,940	(15.61)
Fidelity Growth and Income	138,366	9.56643	1,323,663	(5.45)
American Century VP Ultra	100,375	9.47252	950,808	(5.27)
American Century International	41,433	8.19802	339,670	(18.73)
American Century VP Income & Growth	19,632	9.30586	182,692	(8.01)
Federated US Government II	58,118	10.42314	605,767	3.95
Templeton Developing Markets	810	10.54682	8,543	5.47
Templeton Health Care	2,714	9.86114	26,765	(1.52)
INVESCO Dynamics	24	8.22178	195	(19.06)
INVESCO Health Services	1,266	10.26043	12,993	2.09
INVESCO Financial Services	2,065	9.72323	20,082	(3.52)
INVESCO Real Estate	1,024	10.14355	10,383	1.13
MFS Utility	917	7.60541	6,977	(24.31)
MFS Total Return	21,205	9.8599	209,076	(1.82)
Seligman Small Cap	9,532	12.09487	115,287	20.50

	Accumulation units	Accumulation unit value	Net assets	2001 Total Return
Cap Solutions policies:
Federal Prime Money Fund II	157,170	$11.610099	$1,824,762	3.03
Growth Division	—	12.82926	—	(18.26)
High Income Bond Division	—	8.86027	—	(1.23)
Multiple Strategic Division	—	12.16751	—	(17.19)
Matrix Equity Division	—	10.45352	—	(10.94)
U.S. Government Bond Division	—	12.00992	—	4.78
World Equity Division	—	12.36313	—	(17.94)
Growth and Income Division	—	12.6625	—	(0.71)
Small Capital Growth Division	—	9.2711	—	(37.81)
AIM Capital Appreciation	208,486	9.43996	1,968,095	(23.82)
AIM Growth	250,319	6.53052	1,634,715	(34.35)
American Century VP Value	114,907	11.99943	1,378,817	12.03
DeAM VIT Equity Index	199,009	8.66675	1,724,761	(12.80)
DeAM VIT Small Cap Index	61,805	11.31869	699,547	1.35
Templeton International Securities	106,497	9.09701	968,808	(16.58)
Lord Abbett Growth and Income	146,045	11.22739	1,639,708	(7.37)
MFS New Discovery (IC)	22,722	15.03554	341,632	(5.69)
MFS Growth (IC)	5,590	9.78597	54,705	(24.67)
MFS Growth and Income (IC)	5,006	8.47134	42,404	(16.54)
Templeton Growth Securities	64,585	10.36712	669,560	(2.00)
DeAM VIT EAFE Index	30,016	6.62262	198,781	(25.22)
Fidelity Contrafund	120,166	8.16764	981,472	(13.08)
Fidelity Growth Opportunities	19,116	7.26903	138,958	(15.24)
Fidelity Equity Income	68,800	10.35783	712,624	(5.89)
Federated High Income Bond II	52,507	9.40857	494,012	0.67
Seligman Communication & Information	139,986	5.80996	813,311	4.34
MFS New Discovery (SC)	195,919	9.01139	1,765,500	(5.92)
MFS Growth (SC)	121,835	6.75781	823,339	(25.36)
MFS Growth and Income (SC)	63,877	8.32402	531,715	(16.69)
Pilgrim Baxter Small Cap	155,672	8.45009	1,315,439	(15.50)
Fidelity Growth and Income	125,903	9.57929	1,206,059	(5.32)
American Century VP Ultra	194,793	9.48526	1,847,663	(5.15)
American Century International	22,446	8.20907	184,259	(18.62)
American Century VP Income & Growth	38,004	9.31838	354,139	(7.88)
Federated US Government II	59,380	10.43713	619,756	4.09
Templeton Developing Markets.	806	10.56103	8,515	5.61
Templeton Health Care	14,535	9.87441	143,529	(1.39)
INVESCO Dynamics	21,572	8.23288	177,598	(18.95)
INVESCO Health Sciences	15,818	10.27422	162,521	2.22
INVESCO Financial Services	21,158	9.73632	205,997	(3.39)
INVESCO Real Estate	4,535	10.15719	46,067	1.27
MFS Utility	6,220	7.61565	47,366	(24.21)
MFS Total Return	55,739	9.87324	550,329	(1.69)
Seligman Small Cap	34,736	12.11112	420,689	20.66

(5) PURCHASES AND SALES OF SECURITIES

        Cost of purchases and proceeds from sales of each mutual fund during the year ended December 31, 2001 are shown below:

	2001
	Purchases	Proceeds from sales
Federated Prime Money Fund II	$11,865,562	$11,000,985
Growth Division	1,669,379	4,930,349
High Income Bond Division	89,466	510,362
Multiple Strategies Division	780,303	3,295,265
Matrix Equity Division	300,838	921,434
U.S. Government Bond Division	630,064	1,330,226
World Equity Division	495,707	1,081,139
Growth and Income Division	509,169	3,215,694
Small Capital Growth Division	5,315,337	7,231,057
AIM Capital Appreciation	1,710,899	841,236
AIM Growth	1,154,460	557,106
American Century VP Value	1,763,080	449,052
DeAM VIT Equity Index	1,480,692	431,222
DeAM VIT Small Cap Index	659,275	169,443
Templeton International Securities	846,988	326,905
Lord Abbett Growth and Income	2,020,831	886,115
MFS New Discovery (IC)	205,309	800,214
MFS Growth (IC)	1,431	122,230
MFS Growth and Income (IC)	4,368	166,809
Templeton Growth Securities	570,808	118,996
DeAM VIT EAFE Index	155,823	19,568
Fidelity Contrafund	1,119,614	148,179
Fidelity Growth Opportunities	639,563	493,932
Fidelity Equity Income	901,302	34,527
Federated High Income Bond II	1,254,136	426,981
Seligman Communication & Information	1,134,468	597,964
MFS New Discovery (SC)	3,164,184	2,415,763
MFS Growth (SC)	833,664	218,619
MFS Growth and Income (SC)	704,109	91,401
Pilgrim Baxter Small Cap	3,505,480	1,604,150
Fidelity Growth and Income	2,631,163	77,350
American Century VP Ultra	2,883,130	31,833
American Century International	571,783	29,192
American Century VP Income & Growth	561,183	12,002
Federated US Government II	1,232,676	33,806
Templeton Developing Markets	21,365	4,200
Templeton Health Care	179,171	5,985
INVESCO Dynamics	211,671	12,158
INVESCO Health Sciences	192,815	18,595
INVESCO Financial Services	239,180	6,590
INVESCO Real Estate	87,000	28,734
MFS Utility	108,954	42,265
MFS Total Return	790,707	31,762
Seligman Small Cap	1,553,234	1,090,057

	$56,750,341	$45,861,452

(6) FINANCIAL HIGHLIGHTS

Account Division	Units	Unit value	Net assets	Expense as a % of average net assets*	Investment income ratio	2001 total return**
Federated Prime Money Fund II	212,170	$11.61 to 12.00	$2,484,836	0.70% to 0.90%	2.71%	2.83% to 3.03%
Growth Division	—	12.83 to 15.13	3	0.70% to 0.90%	(.77)	(18.43) to (18.26)
High Income Bond Division	—	8.86 to 9.88	—	0.70% to 0.90%	20.34	(1.43) to (1.23)
Multiple Strategies Division	—	12.17 to 14.24	—	0.70% to 0.90%	(.31)	(17.35) to (17.19)
Matrix Equity Division	—	10.45 to 12.68	—	0.70% to 0.90%	(.76)	(11.12) to (10.94)
U.S. Government Bond Division	—	12.01 to 13.06	—	0.70% to 0.90%	6.65	4.57 to 4.78
World Equity Division	—	12.36 to 13.60	—	0.70% to 0.90%	(.80)	(18.10) to (17.94)
Growth and Income Division	—	12.66 to 15.51	—	0.70% to 0.90%	.29	(0.91) to (0.71)
Small Capital Growth Division	—	9.27 to 10.80	5	0.70% to 0.90%	(.72)	(37.94) to (37.81)
AIM Capital Appreciation	292,122	9.38 to 9.44	2,753,000	0.70% to 0.90%	(.76)	(23.97) to (23.82)
AIM Growth	309,666	6.49 to 6.53	2,020,017	0.70% to 0.90%	(.49)	(34.48) to (34.35)
American Century VP Value	156,943	11.93 to 12.00	1,880,286	0.70% to 0.90%	(.25)	11.81 to 12.03
DeAM VIT Equity Index	257,842	8.62 to 8.67	2,231,679	0.70% to 0.90%	(.24)	(12.97) to (12.80)
DeAM VIT Small Cap Index	71,740	11.26 to 11.32	811,338	0.70% to 0.90%	.12	1.15 to 1.35
Templeton International Securities	132,036	9.04 to 9.10	1,199,782	0.70% to 0.90%	2.11	(16.75) to (16.58)
Lord Abbett Growth and Income	208,524	11.16 to 11.23	2,337,088	0.70% to 0.90%	(.05)	(7.56) to (7.37)
MFS New Discovery (IC)	54,424	14.95 to 15.04	815,504	0.70% to 0.90%	(.78)	(5.88) to (5.69)
MFS Growth (IC)	9,311	9.73 to 9.79	90,907	0.70% to 0.90%	(.62)	(24.83) to (24.67)
MFS Growth and Income (IC)	10,347	8.42 to 8.47	87,389	0.70% to 0.90%	(.21)	(16.71) to (16.54)
Templeton Growth Securities	78,679	10.33 to 10.37	815,188	0.70% to 0.90%	1.27	(2.20) to (2.00)
DeAM VIT EAFE Index	34,442	6.60 to 6.62	227,996	0.70% to 0.90%	(.72)	(25.37) to (25.22)
Fidelity Contrafund	147,927	8.14 to 8.17	1,207,456	0.70% to 0.90%	(.40)	(13.26) to (13.08)
Fidelity Growth Opportunities	24,004	7.24 to 7.27	174,370	0.70% to 0.90%	(.62)	(15.41) to (15.24)
Fidelity Equity Income	84,725	10.32 to 10.36	877,020	0.70% to 0.90%	(.54)	(6.08) to (5.89)
Federated High Income Bond II	99,543	9.37 to 9.41	935,079	0.70% to 0.90%	8.60	0.47 to 0.67
Seligman Communication & Information	161,735	5.79 to 5.81	939,246	0.70% to 0.90%	(.75)	4.13 to 4.34
MFS New discovery (SC)	221,741	8.98 to 9.01	1,997,416	0.70% to 0.90%	(.73)	(6.11) to (5.92)
MFS Growth (SC)	188,398	6.74 to 6.76	1,271,655	0.70% to 0.90%	(.71)	(25.51) to (25.36)
MFS Growth and Income (SC)	84,977	8.30 to 8.32	706,765	0.70% to 0.90%	(.38)	(16.86) to (16.69)
Pilgrim Baxter Small Cap***	213,375	8.44 to 8.45	1,802,379	0.70% to 0.90%	(.34)	(15.61) to (15.50)
Fidelity Growth and Income***	264,269	9.57 to 9.58	2,529,722	0.70% to 0.90%	(.29)	(5.45) to (5.32)
American Century VP Ultra***	295,168	9.47 to 9.49	2,798,471	0.70% to 0.90%	(.36)	(5.27) to (5.15)
American Century Int'l***	63,879	8.20 to 8.21	523,929	0.70% to 0.90%	(.38)	(18.73) to (18.62)
American Century VP Income & Growth***	57,636	9.31 to 9.32	536,831	0.70% to 0.90%	(.37)	(8.01) to (7.88)
Federated US Govt. II***	117,498	10.42 to 10.44	1,225,523	0.70% to 0.90%	(.46)	3.95 to 4.09
Templeton Developing Markets***	1,616	10.55 to 10.56	17,058	0.70% to 0.90%	(.30)	5.47 to 5.61
Templeton Health Care***	17,249	9.86 to 9.87	170,294	0.70% to 0.90%	(.38)	(1.52) to (1.39)
INVESCO Dynamics***	21,596	8.22 to 8.23	177,793	0.70% to 0.90%	(.45)	(19.06) to (18.95)
INVESCO Health Sciences***	17,084	10.26 to 10.27	175,514	0.70% to 0.90%	.02	2.09 to 2.22
INVESCO Financial Services***	23,223	9.72 to 9.74	226,079	0.70% to 0.90%	.06	(3.52) to (3.39)
INVESCO Real Estate***	5,559	10.14 to 10.16	56,450	0.70% to 0.90%	.78	1.13 to 1.27
MFS Utility***	7,137	7.61 to 7.62	54,343	0.70% to 0.90%	(.51)	(24.31) to (24.21)
MFS Total Return***	76,944	9.86 to 9.87	759,405	0.70% to 0.90%	(.47)	(1.82) to (1.69)
Seligman Small Cap***	44,268	12.09 to 12.11	535,976	0.70% to 0.90%	(.05)	20.50 to 20.66

*	These ratios represent the annualized contract expenses of the active contract owners of the separate account for each period indicated and includes only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units are excluded.

**	These amounts represents the total return for the periods indicated and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.
***	These are new subaccounts for 2001 that are an investment option for policyholders as of May 1, 2001.

(7) EXPENSES

        As more fully disclosed in the prospectus, First Variable Life charges the Fund, based on the value of the Fund, various charges. For Cap One Pay policies, First Variable Life charges the Fund at an annual rate of .90% for mortality and expense risks. For Cap Solutions policies, First Variable Life charges the Fund at an annual rate of .70% for mortality and expense risks. Total charges to the Fund for the years ended December 31, 2001 and 2000 were $103,334 and $170,405, $129,245 and $119,217 for Cap One Pay policies and Cap Solutions policies, respectively.

(8) DIVERSIFICATION REQUIREMENTS

        Under the provisions of Section 817(h) of the Internal Revenue Code (the Code), a variable life contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as a life contract for Federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

(9) PRINCIPAL UNDERWRITER AND GENERAL DISTRIBUTOR

        First Variable Capital Services, Inc., a wholly owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF ASSETS AND LIABILITIES
September 30, 2003
(unaudited)
(In Thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	American Century International	American Century VP Income & Growth	DeAM Small Cap Index	DeAM VIT EAFE Index
Assets
Investment in mutual funds at fair value	$2,035	$1,903	$1,800	$341	$549	$680	$271
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0

Total assets-	2,035	1,903	1,800	341	549	680	271

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0

Net assets-	$2,035	$1,903	$1,800	$341	$549	$680	$271

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
September 30, 2003
(unaudited)
(In Thousands)

	DeAM VIT Equity Index	Federated US Government II	Federated High Income Bond	Federated Prime Money Fund II	Templeton Developing Markets	Templeton Growth Securites	Franklin Small Cap	INVESCO Dynamics	INVESCO Health Sciences
Assets
Investment in mutual funds at fair value	$1,902	$1,419	$1,028	$2,846	$175	$801	$65	$307	$237
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Total assets-	1,902	1,419	1,028	2,846	175	801	65	307	237

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Net assets-	$1,902	$1,419	$1,028	$2,846	$175	$801	$65	$307	$237

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
September 30, 2003
(unaudited)
(In Thousands)

	INVESCO Financial Services	INVESCO Real Estate	Lord Abbett Growth and Income	MFS Investors Trust Series I	MFS Utility	MFS Total Return — SC	MFS Investors Growth Stock (SC)	MFS New Discovery (SC)	Investors Trust Series II
Assets
Investment in mutual funds at fair value	$333	$330	$1,919	$61	$108	$734	$855	$1,697	$633
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Total assets-	333	330	1,919	61	108	734	855	1,697	633

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	1	0

Net assets-	$333	$330	$1,919	$61	$108	$734	$855	$1,696	$633

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
September 30, 2003
(unaudited)
(In Thousands)

	MFS Growth (IC)	MFS New Discovery (IC)	Pilgrim Baxter Small Cap	Seligman Communication & Information	Seligman Small Cap	Templeton Int'l Securities
Assets
Investment in mutual funds at fair value	$46	$440	$1,689	$940	$521	$1,260
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0

Total assets-	46	440	1,689	940	521	1,260

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0

Net assets-	$46	$440	$1,689	$940	$521	$1,260

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
September 30, 2003
(unaudited)
(In Thousands)

	Fidelity Equity Income	Fidelity Contrafund	Fidelity Growth and Income	Fidelity Growth Opportunities	American Century VP Ultra	Total
Assets
Investment in mutual funds at fair value	$936	$1,265	$2,009	$283	$2,065	$34,483
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0

Total assets-	936	1,265	2,009	283	2,065	34,483

Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	1

Net assets-	$936	$1,265	$2,009	$283	$2,065	$34,482

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF OPERATIONS
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	American Century International	American Century VP Income & Growth	DeAM Small Cap Index	DeAM VIT EAFE Index
Investment income
Dividends	$0	$0	$18	$3	$8	$6	$11
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	10	9	9	2	3	3	1

Net investment income (loss)	(10)	(9)	9	1	5	3	10

Net realized and unrealized gains on investments
Realized gain (loss) on fund shares redeemed	(227)	(262)	(28)	(8)	(27)	(12)	(8)
Capital gain distribution	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(227)	(262)	(28)	(8)	(27)	(12)	(8)
Net unrealized appreciation (depreciation) on investments during the year	501	514	221	34	81	159	31

Net realized and unrealized gain (loss) on investments	274	252	193	26	54	147	23

Net increase (decrease) in net assets resulting from operations	$264	$243	$202	$27	$59	$150	$33

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF OPERATIONS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	DeAM VIT Equity Index	Federated US Government II	Federated High Income Bond	Federated Prime Money Fund II	Templeton Developing Markets	Templeton Growth Securites	Franklin Small Cap	INVESCO Dynamics	INVESCO Health Sciences
Investment income
Dividends	$24	$50	$68	$16	$1	$12	$0	$0	$0
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	10	8	6	17	1	4	0	1	1

Net investment income (loss)	14	42	62	(1)	0	8	0	(1)	(1)

Net realized and unrealized gains on investments
Realized gain (loss) on fund shares redeemed	(106)	14	(5)	0	3	(50)	(1)	(11)	(5)
Capital gain distribution	0	7	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(106)	21	(5)	0	3	(50)	(1)	(11)	(5)
Net unrealized appreciation (depreciation) on investments during the year	339	(42)	80	0	21	153	10	48	30

Net realized and unrealized gain (loss) on investments	233	(21)	75	0	24	103	9	37	25

Net increase (decrease) in net assets resulting from operations	$247	$21	$137	$(1)	$24	$111	$9	$36	$24

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF OPERATIONS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	INVESCO Financial Services	INVESCO Real Estate	Lord Abbett Growth and Income	MFS Investors Trust Series I	MFS Utility	MFS Total Return — SC	MFS Investors Growth Stock (SC)	MFS New Discovery (SC)	Investors Trust Series II
Investment income
Dividends	$0	$0	$0	$0	$2	$13	$0	$0	$3
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	2	2	10	0	1	4	5	8	4

Net investment income (loss)	(2)	(2)	(10)	0	1	9	(5)	(8)	(1)

Net realized and unrealized gains on investments
Realized gain (loss) on fund shares redeemed	(4)	3	(85)	(2)	(1)	(3)	(91)	(89)	(54)
Capital gain distribution	0	0	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(4)	3	(85)	(2)	(1)	(3)	(91)	(89)	(54)
Net unrealized appreciation (depreciation) on investments during the year	46	63	349	7	19	52	193	409	114

Net realized and unrealized gain (loss) on investments	42	66	264	5	18	49	102	320	60

Net increase (decrease) in net assets resulting from operations	$40	$64	$254	$5	$19	$58	$97	$312	$59

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF OPERATIONS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	MFS Growth (IC)	MFS New Discovery (IC)	Pilgrim Baxter Small Cap	Seligman Communication & Information	Seligman Small Cap	Templeton Int'l Securities
Investment income
Dividends	$0	$0	$0	$0	$0	$21
Expenses
Fees paid to First Variable Life Insurance Company—risk and administrative charges	0	3	8	4	3	6

Net investment income (loss)	0	(3)	(8)	(4)	(3)	15

Net realized and unrealized gains on investments
Realized gain (loss) on fund shares redeemed	(7)	(17)	(248)	(69)	(2)	(108)
Capital gain distribution	0	0	0	0	0	0

Net realized gain (loss) on investments	(7)	(17)	(248)	(69)	(2)	(108)
Net unrealized appreciation (depreciation) on investments during the year	13	103	734	264	116	275

Net realized and unrealized gain (loss) on investments	6	86	486	195	114	167

Net increase (decrease) in net assets resulting from operations	$6	$83	$478	$191	$111	$182

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF OPERATIONS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	Fidelity Equity Income	Fidelity Contrafund	Fidelity Growth and Income	Fidelity Growth Opportunities	American Century VP Ultra	Total
Investment income
Dividends	$15	$4	$20	$1	$0	$296
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	5	6	11	1	11	179

Net investment income (loss)	10	(2)	9	0	(11)	117

Net realized and unrealized gains on investments
Realized gain (loss) on fund shares redeemed	(24)	(38)	(24)	(6)	(50)	(1,652)
Capital gain distribution	0	0	0	0	0	7

Net realized gain (loss) on investments	(24)	(38)	(24)	(6)	(50)	(1,645)
Net unrealized appreciation (depreciation) on investments during the year	124	193	260	34	304	5,852

Net realized and unrealized gain (loss) on investments	100	155	236	28	254	4,207

Net increase (decrease) in net assets resulting from operations	$110	$153	$245	$28	$243	$4,324

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	American Century International	American Century VP Income & Growth	DeAM Small Cap Index	DeAM VIT EAFE Index
From operations
Net investment income (loss)	$(10)	$(9)	$9	$1	$5	$3	$10
Realized gain (loss) on fund shares redeemed	(227)	(262)	(28)	(8)	(27)	(12)	(8)
Net unrealized appreciation (depreciation) on investments during the period	501	514	221	34	81	159	31

Net increase (decrease) in net assets resulting from operations	264	243	202	27	59	150	33

From contract owner transactions
Contract owners' net payments	324	295	206	8	54	61	47
Contract maintenance fees	(165)	(130)	(97)	(12)	(39)	(45)	(15)
Surrenders	(90)	(74)	(31)	(4)	(12)	(11)	(5)
Death benefits		0	0	0	0	0	0
Annuity Benefits	(6)	(2)	(42)	0	(10)	(10)	0
Transfer (to) from other portfolios	1	106	(113)	3	(45)	16	(7)
Cost of Insurance	0	0	0	0	0	0	0
Net policy loan repayments	(26)	(8)	(6)	(7)	(3)	(8)	(1)

Net increase (decrease) in net assets from contract owner transactions	38	187	(83)	(12)	(55)	3	19

Increase (decrease) in net assets	302	430	119	15	4	153	52
Net assets
Net assets beginning of period	1,733	1,473	1,681	326	545	527	219

Net assets at end of period	$2,035	$1,903	$1,800	$341	$549	$680	$271

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	DeAM VIT Equity Index	Federated US Government II	Federated High Income Bond	Federated Prime Money Fund II	Templeton Developing Markets	Templeton Growth Securites	Franklin Small Cap	INVESCO Dynamics	INVESCO Health Sciences
From operations
Net investment income (loss)	$14	$42	$62	$(1)	$0	$8	$0	$(1)	$(1)
Realized gain (loss) on fund shares redeemed	(106)	21	(5)	0	3	(50)	(1)	(11)	(5)
Net unrealized appreciation (depreciation) on investments during the period	339	(42)	80	0	21	153	10	48	30

Net increase (decrease) in net assets resulting from operations	247	21	137	(1)	24	111	9	36	24

From contract owner transactions
Contract owners' net payments	189	157	106	421	11	104	5	41	47
Contract maintenance fees	(116)	(81)	(58)	(179)	(7)	(55)	(4)	(12)	(19)
Surrenders	(57)	(21)	(20)	(113)	(5)	(37)	(1)	(17)	(5)
Death benefits	0	0	0	0	0	0	0	0	0
Annuity Benefits	(1)	0	0	0	0	0	0	0	0
Transfer (to) from other portfolios	(150)	101	152	253	62	8	9	99	35
Cost of Insurance	0	0	0	0	0	0	0	0	0
Net policy loan repayments	(8)	(25)	5	32	0	(7)	0	(2)	(1)

Net increase (decrease) in net assets from contract owner transactions	(143)	131	185	414	61	13	9	109	57

Increase (decrease) in net assets	104	152	322	413	85	124	18	145	81
Net assets
Net assets beginning of period	1,798	1,267	706	2433	90	677	47	162	156

Net assets at end of period	$1,902	$1,419	$1,028	$2,846	$175	$801	$65	$307	$237

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	INVESCO Financial Services	INVESCO Real Estate	Lord Abbett Growth and Income	MFS Investors Trust Series I	MFS Utility	MFS Total Return — SC	MFS Investors Growth Stock (SC)	MFS New Discovery (SC)	MFS Investors Trust Series II
From operations
Net investment income (loss)	$(2)	$(2)	$(10)	$0	$1	$9	$(5)	$(8)	$(1)
Realized gain (loss) on fund shares redeemed	(4)	3	(85)	(2)	(1)	(3)	(91)	(89)	(54)
Net unrealized appreciation (depreciation) on investments during the period	46	63	349	7	19	52	193	409	114

Net increase (decrease) in net assets resulting from operations	40	64	254	5	19	58	97	312	59

From contract owner transactions
Contract owners' net payments	39	38	212	0	15	67	175	281	97
Contract maintenance fees	(16)	(21)	(114)	(2)	(11)	(44)	(61)	(160)	(40)
Surrenders	(2)	0	(60)	(1)	(2)	(34)	(62)	(156)	(49)
Death benefits	0	0	0	0	0	0	0	0	0
Annuity Benefits	0	0	(27)	0	0	(2)	0	(3)	0
Transfer (to) from other portfolios	30	2	(62)	0	18	(31)	(8)	(60)	(1)
Cost of Insurance	0	0	0	0	0	0	0	0	0
Net policy loan repayments	(2)	(1)	(13)	0	0	(2)	(1)	(14)	0

Net increase (decrease) in net assets from contract owner transactions	49	18	(64)	(3)	20	(46)	43	(112)	7

Increase (decrease) in net assets	89	82	190	2	39	12	140	200	66
Net assets
Net assets beginning of period	244	248	1,729	59	69	722	715	1,496	567

Net assets at end of period	$333	$330	$1,919	$61	$108	$734	$855	$1,696	$633

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	MFS Growth (IC)	MFS New Discovery (IC)	Pilgrim Baxter Small Cap	Seligman Communication & Information	Seligman Small Cap	Templeton Int'l Securities
From operations
Net investment income (loss)	$0	$(3)	$(8)	$(4)	$(3)	$15
Realized gain (loss) on fund shares redeemed	(7)	(17)	(248)	(69)	(2)	(108)
Net unrealized appreciation (depreciation) on investments during the period	13	103	734	264	116	275

Net increase (decrease) in net assets resulting from operations	6	83	478	191	111	182

From contract owner transactions
Contract owners' net payments	0	0	250	199	42	197
Contract maintenance fees	(2)	(19)	(191)	(98)	(41)	(107)
Surrenders	(4)	(6)	(88)	(39)	(6)	(44)
Death benefits	0	0	0	0	0	0
Annuity Benefits	0	(3)	(3)	(1)	0	(8)
Transfer (to) from other portfolios	(2)	(10)	(426)	9	(27)	(107)
Cost of Insurance	0	0	0	0	0	0
Net policy loan repayments	0	(4)	(17)	(6)	(3)	(8)

Net increase (decrease) in net assets from contract owner transactions	(8)	(42)	(475)	64	(35)	(77)

Increase (decrease) in net assets	(2)	41	3	255	76	105
Net assets
Net assets beginning of period	48	399	1,686	685	445	1,155

Net assets at end of period	$46	$440	$1,689	$940	$521	$1,260

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
For the Period Ended September 30, 2003
(unaudited)
(In Thousands)

	Fidelity Equity Income	Fidelity Contrafund	Fidelity Growth and Income	Fidelity Growth Opportunities	American Century VP Ultra	Total
From operations
Net investment income (loss)	$10	$(2)	$9	$0	$(11)	$117
Realized gain (loss) on fund shares redeemed	(24)	(38)	(24)	(6)	(50)	(1,645)
Net unrealized appreciation (depreciation) on investments during the period	124	193	260	34	304	5,852

Net increase (decrease) in net assets resulting from operations	110	153	245	28	243	4,324

From contract transactions
Contract owners' net payments	99	181	142	36	240	4,386
Contract maintenance fees	(50)	(88)	(96)	(17)	(132)	(2,344)
Surrenders	(37)	(35)	(43)	(6)	(78)	(1,255)
Death benefits	0	0	0	0	0	0
Annuity Benefits	0	0	(13)	0	(13)	(144)
Transfer (to) from other portfolios	(48)	(72)	(30)	91	(60)	(264)
Cost of Insurance	0	0	0	0	0	0
Net policy loan repayments	(8)	(10)	(16)	(1)	(9)	(180)

Net increase (decrease) in net assets from contract owner transactions	(44)	(24)	(56)	103	(52)	199

Increase (decrease) in net assets	66	129	189	131	191	4,523
Net assets
Net assets beginning of period	870	1,136	1,820	152	1,874	29,959

Net assets at end of period	$936	$1,265	$2,009	$283	$2,065	$34,482

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL

NOTES TO CONDENSED FINANCIAL STATEMENTS (unaudited)

For the Nine Months Ended September 30, 2003

1. ORGANIZATION

        First Variable Life Insurance Company — Separate Account VL (the Fund), which began operations on March 31, 1997, is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act).

        On December 28, 2001, the Fund executed and filed with the Securities and Exchange Commission a substitution of shares of the eight portfolios of the Variable Investors Series Trust for shares of certain other portfolios of other variable insurance product funds. The remaining sub-accounts are invested in the Federated Prime Money Fund II, AIM Capital Appreciation, AIM Growth, American Century VP Value, DeAM VIT Equity Index, DeAM VIT Small Capital Index, Franklin Templeton International Securities, Lord Abbett Growth and Income, MFS New Discovery (IC), MFS Growth (IC), MFS Growth and Income (IC), Templeton Growth Securities, DeAM VIT EAFE Index, Fidelity Contrafund, Fidelity Growth Opportunities, Fidelity Equity Income, Federated High Income Bond II, Seligman Communication & Information, MFS New Discovery (SC), MFS Growth (SC), MFS Growth and Income (SC), Pilgrim Baxter Small Cap, Fidelity Income and Growth, American Century VP Ultra, American Century International, American Century VP Income & Growth, Federated US Government II, Templeton Developing Markets, Franklin Small Cap, INVESCO Dynamics, INVESCO Health Sciences, INVESCO Financial Services, INVESCO Real Estate, MFS Utility, MFS Total Return, and Seligman Small Cap, all of which are open-end management investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

        First Variable Life is a wholly-owned subsidiary of Protective Life Insurance Company (Protective) located in Birmingham, Alabama. Protective purchased First Variable Life on October 1, 2001. Prior to the sale, First Life was a subsidiary of Ilona Financial Group, Inc. (Ilona). First Variable Life is domiciled in the State of Arkansas. Effective January 1, 2004, First Variable Life merged with Protective.

        The assets of the Fund are not available to meet the general obligations of First Variable Life or Protective, and are held for the exclusive benefit of the contract owners participating in the Fund.

2. SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

        Investments — The Fund's investments in the corresponding series of mutual funds are stated at the net asset values of the respective series, which approximates fair value. Investment transactions are accounted for on the date the shares are purchased or sold. For purposes of determining realized gains and losses on the sales of investments, the cost of such investments is determined on the weighted average method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the exdividend date.

        Federal Income Taxes — For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

        Contracts in Annuity Payment Period — Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

        Surrender Charges — First Variable Life may assess a surrender charge on some products against the net policy assets of a contract owner if the policy is surrendered early. This surrender charge is deducted prior to the payment of any amounts to the contract owner. This surrender charge is made to reimburse First Variable Life for some of the expenses incurred with the initial distribution of the policies. Surrender charges are assessed and calculated based on various factors within the policies, and generally decline as the term of the policy increases.

        Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

        The following table presents selected data for investments in each of the sub-accounts at September 30, 2003 (in thousands, except share data):

	Number of Shares	Cost	Market Value
AIM Capital Appreciation	106,871	$2,699	$2,035
AIM Growth	142,571	2,878	1,903
Amer Cent. VP Income & Growth	94,576	554	549
Amer Cent. VP International	60,316	403	341
Amer Cent. VP Ultra	246,068	2,310	2,065
Amer Cent. VP Value	262,409	1,762	1,800
DeAM VIT EAFE Index	38,349	342	271
DeAM VIT Equity 500 Index	183,012	2,282	1,902
DeAM VIT Small Cap Index	63,551	669	680
Federated High Income Bond — Class P	135,425	1,009	1,028
Federated Prime Money Fund	2,846,207	2,846	2,846
Federated US Government II — Class A	120,963	1,395	1,419
Fidelity Contrafund — Class 2	61,490	1,244	1,265
Fidelity Equity Income — Class 2	46,647	1,031	936
Fidelity Growth & Income — Class 2	165,364	2,096	2,009
Fidelity Growth Opportunities — Class 2	20,992	280	283
Franklin Small Cap — Class 2	4,229	67	65
INVESCO Dynamics	29,601	329	307
INVESCO Financial Services	27,380	330	333
INVESCO Health Sciences	15,010	241	237
INVESCO Real Estate Opportunities	25,043	269	330
Lord Abbett Grth&Income	88,403	1,965	1,919
MFS Investors Growth Stock Series — IC	5,723	81	46
MFS Investors Growth Stock Series — SC	107,316	1,072	855
MFS Investors Trust Series — SC	42,903	714	633
MFS Investors Trust Series — IC	4,142	84	61
MFS New Discovery — IC	34,212	505	440
MFS New Discovery — SC	133,131	1,876	1,696
MFS Total Return — SC	40,408	736	734
MFS Utility — SC	7,534	108	108
Pilgrim Baxter Small Cap Growth	232,337	1,580	1,689
Seligman Comm. & Info. — Class 2	92,023	1,138	940
Seligman Small Cap Portfolio — Class 2	37,418	463	521
Templeton Developing Markets Securities (Fund 2)	29,285	158	175
Templeton Growth Securities (Fund 2)	81,195	910	801
Templeton International Securities (Fund 2)	116,304	1,629	1,260

	5,748,408	$38,055	$34,482

        The cost of purchases and proceeds from sales of investments for the nine months September 30, 2003, were as follows (in thousands):

	Purchases	Sales
AIM Capital Appreciation	$560	$521
AIM Growth	565	377
Amer Cent. VP Income & Growth	439	494
Amer Cent. VP International	15	26
Amer Cent. VP Ultra	148	201
Amer Cent. VP Value	221	305
DeAM VIT EAFE Index	37	18
DeAM VIT Equity 500 Index	235	379
DeAM VIT Small Cap Index	109	105
Federated High Income Bond — Class P	455	271
Federated Prime Money Fund	2,700	2,286
Federated US Government II — Class A	626	494
Fidelity Contrafund — Class 2	303	326
Fidelity Equity Income — Class 2	78	122
Fidelity Growth & Income — Class 2	119	175
Fidelity Growth Opportunities — Class 2	265	161
Franklin Small Cap — Class 2	18	8
INVESCO Dynamics	146	36
INVESCO Financial Services	83	34
INVESCO Health Sciences	113	56
INVESCO Real Estate Opportunities	83	66
Lord Abbett Grth&Income	441	506
MFS Investors Growth Stock Series — IC	—	8
MFS Investors Growth Stock Series — SC	319	277
MFS Investors Trust Series — SC	324	318
MFS Investors Trust Series — IC	0	3
MFS New Discovery — IC	0	43
MFS New Discovery — SC	176	286
MFS Total Return — SC	70	116
MFS Utility — SC	39	21
Pilgrim Baxter Small Cap Growth	236	711
Seligman Comm. & Info. — Class 2	205	141
Seligman Small Cap Portfolio — Class 2	57	92
Templeton Developing Markets Securities (Fund 2)	165	104
Templeton Growth Securities (Fund 2)	236	223
Templeton International Securities (Fund 2)	148	226

	$9,734	$9,536

4. CHANGES IN UNITS OUTSTANDING

        The changes in units outstanding for the nine months ended September 30, 2003, were as follows:

	Units Issued	Units Redeemed	Net Change
AIM Capital Appreciation	71,404	66,678	4,726
AIM Growth	112,873	79,758	33,115
Amer Cent. VP Income & Growth	54,069	62,354	(8,285)
Amer Cent. VP International	2,126	4,008	(1,882)
Amer Cent. VP Ultra	19,184	26,767	(7,583)
Amer Cent. VP Value	20,436	28,862	(8,426)
DeAM VIT EAFE Index	6,974	3,446	3,528
DeAM VIT Equity 500 Index	33,400	52,350	(18,950)
DeAM VIT Small Cap Index	11,437	10,680	757
Federated High Income Bond — Class P	45,442	25,928	19,514
Federated Prime Money Fund	228,562	193,525	35,037
Federated US Government II — Class A	55,295	43,579	11,716
Fidelity Contrafund — Class 2	40,469	44,587	(4,118)
Fidelity Equity Income — Class 2	8,742	13,666	(4,924)
Fidelity Growth & Income — Class 2	13,987	21,092	(7,105)
Fidelity Growth Opportunities — Class 2	41,971	25,502	16,469
Franklin Small Cap — Class 2	2,268	1,215	1,053
INVESCO Dynamics	22,684	6,065	16,619
INVESCO Financial Services	9,554	4,021	5,533
INVESCO Health Sciences	13,470	6,745	6,725
INVESCO Real Estate Opportunities	7,352	5,851	1,501
Lord Abbett Grth&Income	48,292	54,358	(6,066)
MFS Investors Growth Stock Series — IC	—	1,066	(1,066)
MFS Investors Growth Stock Series — SC	59,636	51,668	7,968
MFS Investors Trust Series — SC	49,378	48,082	1,296
MFS Investors Trust Series — IC	0	465	(465)
MFS New Discovery — IC	3	3,954	(3,951)
MFS New Discovery — SC	27,029	44,646	(17,617)
MFS Total Return — SC	7,515	11,990	(4,475)
MFS Utility — SC	6,417	3,106	3,311
Pilgrim Baxter Small Cap Growth	42,970	139,919	(96,949)
Seligman Comm. & Info. — Class 2	50,278	35,684	14,594
Seligman Small Cap Portfolio — Class 2	4,734	8,371	(3,637)
Templeton Developing Markets Securities (Fund 2)	14,566	9,611	4,955
Templeton Growth Securities (Fund 2)	27,724	25,956	1,768
Templeton International Securities (Fund 2)	19,752	29,697	(9,945)

	1,179,993	1,195,252	(15,259)

5. FINANCIAL HIGHLIGHTS

        A summary of unit values and units outstanding for variable annuity contracts, net investment income ratios, and the expense ratios, excluding expenses of the underlying funds, for the nine months ended September 30, 2003 follows:

Account Division	Units	Min Unit Value	Max Unit Value	Net Assets	Min Expense as a % of Average Net Assets*	Max Expense as a % of Average Net Assets*	Investment Income Ratio**	Min Total Return***	Max Total Return***
AIM Capital Appreciation	249,425	8.10	8.17	2,034,830	0.70%	0.90%	(0.85%)	15.11%	15.28%
AIM Growth	362,326	5.21	5.26	1,903,318	0.70%	0.90%	(0.91%)	17.35%	17.53%
Amer Cent. VP Income & Growth	64,788	8.45	8.49	549,487	0.70%	0.90%	0.83%	13.62%	13.79%
Amer Cent. VP International	48,375	7.03	7.06	340,786	0.70%	0.90%	(0.54%)	8.67%	8.84%
Amer Cent. VP Ultra	250,050	8.23	8.27	2,064,512	0.70%	0.90%	(1.00%)	13.38%	13.55%
Amer Cent. VP Value	153,379	11.65	11.76	1,800,125	0.70%	0.90%	0.15%	12.80%	12.97%
DeAM VIT EAFE Index	46,061	5.83	5.87	270,362	0.70%	0.90%	4.39%	13.74%	13.91%
DeAM VIT Equity 500 Index	250,376	7.54	7.61	1,901,496	0.70%	0.90%	0.96%	13.63%	13.80%
DeAM VIT Small Cap Index	59,885	11.26	11.37	680,002	0.70%	0.90%	0.36%	27.14%	27.33%
Federated High Income Bond — Class P	94,206	10.87	10.94	1,027,879	0.70%	0.90%	5.48%	15.32%	15.49%
Federated Prime Money Fund	240,669	11.70	12.05	2,846,207	0.70%	0.90%	(0.34%)	(0.12%)	0.03%
Federated US Government II — Class A	123,940	11.41	11.47	1,418,902	0.70%	0.90%	2.66%	1.33%	1.49%
Fidelity Contrafund — Class 2	150,952	8.33	8.39	1,265,456	0.70%	0.90%	(0.61%)	14.29%	14.46%
Fidelity Equity Income — Class 2	97,301	9.57	9.64	936,216	0.70%	0.90%	0.88%	12.90%	13.07%
Fidelity Growth & Income — Class 2	223,347	8.97	9.02	2,009,168	0.70%	0.90%	0.21%	13.81%	13.98%
Fidelity Growth Opportunities — Class 2	43,446	6.48	6.53	283,180	0.70%	0.90%	(0.62%)	15.75%	15.92%
Franklin Small Cap — Class 2	8,072	8.01	8.05	64,914	0.70%	0.90%	(1.09%)	20.06%	20.24%
INVESCO Dynamics	45,654	6.70	6.73	307,253	0.70%	0.90%	(1.12%)	20.73%	20.91%
INVESCO Financial Services	35,161	9.44	9.49	333,218	0.70%	0.90%	(1.09%)	15.13%	15.30%
INVESCO Health Sciences	26,922	8.75	8.79	236,703	0.70%	0.90%	(1.07%)	13.92%	14.09%
INVESCO Real Estate Opportunities	24,638	13.36	13.42	330,316	0.70%	0.90%	(1.89%)	24.90%	25.08%
Lord Abbett Grth&Income	183,550	10.38	10.48	1,918,352	0.70%	0.90%	(0.96%)	14.47%	14.64%
MFS Investors Growth Stock	5,807	7.93	8.00	46,300	0.70%	0.90%	(0.88%)	13.50%	13.67%
MFS Investors Growth Stock Class 2	155,622	5.46	5.50	855,311	0.70%	0.90%	(0.88%)	13.26%	13.43%
MFS Investors Trust	88,456	7.12	7.17	633,241	0.70%	0.90%	(0.39%)	9.85%	10.02%
MFS Investors Trust Class 2	8,427	7.26	7.33	61,432	0.70%	0.90%	(0.20%)	10.12%	10.28%
MFS New Discovery	35,400	12.38	12.50	439,622	0.70%	0.90%	(1.05%)	22.26%	22.44%
MFS New Discovery Class 2	227,742	7.41	7.46	1,697,419	0.70%	0.90%	(1.05%)	22.01%	22.19%
MFS Total Return Class 2	73,448	9.96	10.00	733,813	0.70%	0.90%	0.88%	7.64%	7.80%
MFS Utilities Class 2	15,208	7.03	7.06	107,356	0.70%	0.90%	1.46%	20.92%	21.10%
Pilgrim Baxter Small Cap Growth	236,614	7.11	7.15	1,689,087	0.70%	0.90%	(0.17%)	41.04%	41.25%
Seligman Comm. & Info. — Class 2	201,032	4.65	4.68	940,473	0.70%	0.90%	(1.23%)	27.05%	27.24%
Seligman Small Cap Portfolio — Class 2	40,235	12.90	12.97	520,863	0.70%	0.90%	(1.37%)	27.44%	27.63%
Templeton Developing Markets Securities (Fund 2)	14,534	12.00	12.06	175,123	0.70%	0.90%	(0.78%)	28.17%	28.37%
Templeton Growth Securities (Fund 2)	82,490	9.65	9.72	800,579	0.70%	0.90%	0.56%	15.65%	15.82%
Templeton International Securities (Fund 2)	147,325	8.48	8.56	1,259,568	0.70%	0.90%	0.62%	16.20%	16.37%

	4,114,863			34,482,869

*	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

REPORT OF INDEPENDENT AUDITORS

To the Directors and Share Owner
Protective Life Insurance Company

        We have reviewed the accompanying consolidated condensed balance sheet of Protective Life Insurance Company and subsidiaries as of September 30, 2003, and the related consolidated condensed statements of income for each of the three-month and nine-month periods ended September 30, 2003 and 2002, and the consolidated condensed statements of cash flows for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

        We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

        We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2002, and the related consolidated statements of income, share-owner's equity, and cash flows for the year then ended (not presented herein), and in our report dated March 19, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of December 31, 2002 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Birmingham, Alabama
November 7, 2003

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
REVENUES
Premiums and policy fees	$420,244	$392,471	$1,197,430	$1,146,545
Reinsurance ceded	(233,768)	(121,744)	(620,874)	(498,739)

Premiums and policy fees, net of reinsurance ceded	186,476	270,727	576,556	647,806
Net investment income	239,257	248,265	741,021	722,052
Realized investment gains (losses)
Derivative financial instruments	(7,492)	(9,532)	(23,089)	(9,384)
All other investments	27,042	5,237	62,288	13,298
Other income	9,586	10,299	40,709	31,000

	454,869	524,996	1,397,485	1,404,772

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: three months: 2003 — $214,347; 2002 — $140,504 nine months: 2003 — $643,118; 2002 — $469,638)	281,693	306,464	863,901	873,485
Amortization of deferred policy acquisition costs	56,243	112,022	176,804	214,167
Other operating expenses (net of reinsurance ceded: three months: 2003 — $27,767; 2002 — $30,896 nine months: 2003 — $90,781; 2002 — $106,529)	33,342	42,471	112,922	120,458

	371,278	460,957	1,153,627	1,208,110

INCOME BEFORE INCOME TAX	83,591	64,039	243,858	196,662
Income tax expense	28,811	22,290	82,180	65,368

NET INCOME	$54,780	$41,749	$161,678	$131,294

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED BALANCE SHEETS

(Dollars in thousands)

	September 30 2003 (Unaudited)	December 31 2002
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 2003 — $11,799,123; 2002 — $11,212,765)	$12,449,525	$11,655,465
Equity securities, at market (amortized cost: 2003 — $35,291; 2002 — $51,095)	36,250	48,799
Mortgage loans on real estate	2,678,360	2,518,151
Investment in real estate, net	11,723	15,499
Policy loans	523,869	543,161
Other long-term investments	241,130	210,381
Short-term investments	576,930	447,155

Total investments	16,517,787	15,438,611
Cash	80,694	85,850
Accrued investment income	193,074	180,950
Accounts and premiums receivable, net	42,655	50,544
Reinsurance receivables	2,259,664	2,333,800
Deferred policy acquisition costs	1,817,442	1,709,254
Goodwill	35,143	35,143
Property and equipment, net	43,352	38,878
Other assets	235,717	262,127
Assets related to separate accounts
Variable annuity	1,813,738	1,513,824
Variable universal life	148,511	114,364
Other	4,380	4,330

	23,192,157	21,767,675

LIABILITIES
Policy liabilities and accruals	$9,491,923	$9,090,462
Stable value investment contract deposits	4,135,212	4,018,552
Annuity account balances	3,538,368	3,697,495
Other policyholders' funds	172,131	174,665
Other liabilities	883,433	620,731
Accrued income taxes	8,784	36,859
Deferred income taxes	312,865	206,845
Debt
Notes payable	2,249	2,264
Indebtedness to related parties		2,000
Securities sold under repurchase agreements	111,725	0
Liabilities related to separate accounts
Variable annuity	1,813,738	1,513,824
Variable universal life	148,511	114,364
Other	4,380	4,330

	20,623,319	19,482,391

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE B SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1.00 par value, shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	846,619	846,619
Note receivable from PLC Employee Stock Ownership Plan	(3,426)	(3,838)
Retained earnings	1,361,456	1,201,587
Accumulated other comprehensive income:
Net unrealized gains on investments (net of income tax: 2003 — $192,161; 2002 — $128,145)	356,871	237,983
Accumulated gain (loss) — hedging (net of income tax: 2003 — $1,247; 2002 — $(1,114))	2,316	(2,069)

	2,568,838	2,285,284

	$23,192,157	$21,767,675

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$161,678	$131,294
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	(39,199)	(3,914)
Amortization of deferred policy acquisition costs	176,804	214,167
Capitalization of deferred policy acquisition costs	(296,582)	(353,266)
Depreciation expense	8,500	8,234
Deferred income tax	38,519	34,448
Accrued income tax	(28,075)	(66,084)
Interest credited to universal life and investment products	494,054	742,426
Policy fees assessed on universal life and investment products	(240,747)	(195,393)
Change in accrued investment income and other receivables	69,901	(59,737)
Change in policy liabilities and other policyholders' funds of traditional life and health products	92,014	144,386
Change in other liabilities	(123,917)	27,431
Other (net)	32,366	(5,194)

Net cash provided by operating activities	345,316	618,798

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reductions of investments
Investments available for sale	10,013,774	7,298,674
Other	314,810	242,797
Sale of investments
Investments available for sale	12,692,100	14,090,163
Other	6,915	13,818
Cost of investments acquired
Investments available for sale	(23,027,659)	(22,470,156)
Other	(458,230)	(299,451)
Acquisitions and bulk reinsurance assumptions	0	130,515
Purchase of property and equipment	(13,224)	(8,021)
Sale of property and equipment	0	48

Net cash used in investing activities	(471,514)	(1,001,613)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings under line of credit arrangements and debt	2,654,501	2,029,272
Principal payments on line of credit arrangement and debt	(2,542,791)	(2,104,292)
Dividend to share owner	(1,808)	0
Principal payment on surplus notes to PLC	0	(2,000)
Investment product deposits and change in universal life deposits	1,325,893	1,244,764
Investment product withdrawals	(1,314,753)	(832,044)

Net cash provided by financing activities	121,042	335,700

DECREASE IN CASH	(5,156)	(47,115)
CASH AT BEGINNING OF PERIOD	85,850	107,166

CASH AT END OF PERIOD	$80,694	$60,051

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)
(Amounts in tables are in thousands)

NOTE A — BASIS OF PRESENTATION

        The accompanying unaudited consolidated condensed financial statements of Protective Life Insurance Company and subsidiaries ("Protective Life") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement have been included. Operating results for the nine month period ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. For further information, refer to the consolidated financial statements and notes thereto included in Protective Life's annual report on Form 10-K for the year ended December 31, 2002.

        Protective Life is a wholly-owned subsidiary of Protective Life Corporation ("PLC").

NOTE B — COMMITMENTS AND CONTINGENT LIABILITIES

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective Life does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Protective Life, like other financial services companies, in the ordinary course of business is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective Life.

NOTE C — OPERATING SEGMENTS

        Protective Life operates several business segments. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows:

  Life Marketing.    The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

  Acquisitions.    The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

  Annuities.    The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

  Stable Value Contracts.    The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.

  Asset Protection.    The Asset Protection segment primarily markets vehicle and recreational marine extended service contracts. The segment also markets credit life and disability insurance products through banks, consumer finance companies and automobile dealers. On October 30, 2003, Protective Life announced that it has entered into an agreement with Life of the South Corporation ("LOTS") in which LOTS will assume the administration and marketing responsibilities for a portion of the Asset Protection segment's credit insurance business based in Raleigh, North Carolina.

  Corporate and Other.    Protective Life has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital). This segment also includes earnings from several lines of business which Protective Life is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

        Protective Life uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. The measure used by Protective Life's chief operating decision maker to assess segment performance is operating income. Operating segment income is generally income before income tax adjusted to exclude any pretax minority interest in income of consolidated subsidiaries, net realized investment gains and losses, and the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. Asset adjustments represent the inclusion of assets related to discontinued operations.

	Operating Segment Income for the Nine Months Ended September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Premiums and policy fees	$607,770	$216,292	$19,134
Reinsurance ceded	(433,645)	(54,730)

Net of reinsurance ceded	174,125	161,562	19,134
Net investment income	171,654	185,820	170,881	$174,063
Realized investment gains (losses)			19,815	7,303
Other income	518	2,118	2,655

Total revenue	346,297	349,500	212,485	181,366

Benefits and settlement expenses	205,638	218,070	152,710	140,096
Amortization of deferred policy acquisition cost	52,705	26,372	31,861	1,660
Other operating expenses	(28,895)	32,214	17,480	3,548

Total benefits and expenses	229,448	276,656	202,051	145,304

Income before income tax	116,849	72,844	10,434	36,062
Less: realized investment gains (losses)			19,815	7,303
Add back: related amortization of deferred policy acquisition cost			18,265

Operating income	116,849	72,844	8,884	28,759
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$324,715	$29,519		$1,197,430
Reinsurance ceded	(128,838)	(3,661)		(620,874)

Net of reinsurance ceded	195,877	25,858		576,556
Net investment income	29,728	8,875		741,021
Realized investment gains (losses)			$12,081	39,199
Other income	33,114	2,304		40,709

Total revenue	258,719	37,037	12,081	1,397,485

Benefits and settlement expenses	123,998	23,389		863,901
Amortization of deferred policy acquisition cost	63,324	882		176,804
Other operating expenses	64,142	24,433		112,922

Total benefits and expenses	251,464	48,704		1,153,627

Income (loss) before income tax	7,255	(11,667)		243,858
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	7,255	(11,667)
Income tax expense			82,180	82,180

Net income				$161,678

	Operating Segment Income for the Three Months Ended September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Premiums and policy fees	$219,410	$71,903	$6,864
Reinsurance ceded	(167,706)	(17,573)

Net of reinsurance ceded	51,704	54,330	6,864
Net investment income	57,885	61,004	54,660	$56,441
Realized investment gains (losses)			8,583	9,745
Other income	(663)	(329)	1,058

Total revenue	108,926	115,005	71,165	66,186

Benefits and settlement expenses	68,541	72,500	48,385	45,374
Amortization of deferred policy acquisition cost	12,788	7,817	13,508	542
Other operating expenses	(11,369)	9,584	6,356	1,002

Total benefits and expenses	69,960	89,901	68,249	46,918

Income from continuing operations before income tax	38,966	25,104	2,916	19,268
Less: realized investment gains (losses)			8,583	9,745
Add back: related amortization of deferred policy acquisition cost			8,167

Operating income	38,966	25,104	2,500	9,523
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$113,090	$8,977		$420,244
Reinsurance ceded	(48,006)	(483)		(233,768)

Net of reinsurance ceded	65,084	8,494		186,476
Net investment income	10,275	(1,008)		239,257
Realized investment gains (losses)			$1,222	19,550
Other income	8,602	918		9,586

Total revenue	83,961	8,404	1,222	454,869

Benefits and settlement expenses	39,301	7,592		281,693
Amortization of deferred policy acquisition cost	21,354	234		56,243
Other operating expenses	19,791	7,978		33,342

Total benefits and expenses	80,446	15,804		371,278

Income (loss) before income tax	3,515	(7,400)		83,591
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	3,515	(7,400)
Income tax expense			28,811	28,811

Net income				$54,780

	Operating Segment Income for the Nine Months Ended September 30, 2002
	Life Marketing	Acquisition	Annuities	Stable Value Contracts
Premiums and policy fees	$474,195	$223,600	$19,864
Reinsurance ceded	(275,102)	(48,360)

Net of reinsurance ceded	199,093	175,240	19,864
Net investment income	153,918	184,639	162,211	$183,258
Realized investment gains (losses)			3,602	(6,110)
Other income	843	1,242	2,549

Total revenue	353,854	361,121	188,226	177,148

Benefits and settlement expenses	181,255	227,597	135,914	147,201
Amortization of deferred policy acquisition cost	104,518	28,597	19,411	1,741
Other operating expenses	(20,795)	35,431	19,214	3,378

Total benefits and expenses	264,978	291,625	174,539	152,320

Income before income tax	88,876	69,496	13,687	24,828
Less: realized investment gains (losses)			3,602	(6,110)
Add back: related amortization of deferred policy acquisition costs			1,684

Operating income	88,876	69,496	11,769	30,938
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$386,332	$42,554		$1,146,545
Reinsurance ceded	(159,881)	(15,396)		(498,739)

Net of reinsurance ceded	226,451	27,158		647,806
Net investment income	33,001	5,025		722,052
Realized investment gains (losses)			$6,422	3,914
Other income	25,320	1,046		31,000

Total revenue	284,772	33,229	6,422	1,404,772

Benefits and settlement expenses	153,675	27,843		873,485
Amortization of deferred policy acquisition cost	58,763	1,137		214,167
Other operating expenses	60,964	22,266		120,458

Total benefits and expenses	273,402	51,246		1,208,110

Income (loss) before income tax	11,370	(18,017)		196,662
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition costs

Operating income (loss)	11,370	(18,017)
Income tax expense			65,368	65,368

Net income				$131,294

	Operating Segment Income for the Three Months Ended September 30, 2002
	Life Marketing	Acquisition	Annuities	Stable Value Contracts
Premiums and policy fees	$164,904	$79,341	$6,414
Reinsurance ceded	(51,959)	(12,468)

Net of reinsurance ceded	112,945	66,873	6,414
Net investment income	52,409	67,127	56,757	$61,725
Realized investment gains (losses)			365	(6,366)
Other income	463	169	754

Total revenue	165,817	134,169	64,290	55,359

Benefits and settlement expenses	57,365	83,332	48,466	48,290
Amortization of deferred policy acquisition cost	76,221	11,891	5,734	581
Other operating expenses	(8,081)	13,522	7,637	1,431

Total benefits and expenses	125,505	108,745	61,837	50,302

Income before income tax	40,312	25,424	2,453	5,057
Less: realized investment gains (losses)			365	(6,366)
Add back: related amortization of deferred policy acquisition cost			365

Operating income	40,312	25,424	2,453	11,423
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$127,874	$13,938		$392,471
Reinsurance ceded	(52,304)	(5,013)		(121,744)

Net of reinsurance ceded	75,570	8,925		270,727
Net investment income	11,018	(771)		248,265
Realized investment gains (losses)			$1,706	(4,295)
Other income	8,370	543		10,299

Total revenue	94,958	8,697	1,706	524,996

Benefits and settlement expenses	58,262	10,749		306,464
Amortization of deferred policy acquisition cost	17,267	328		112,022
Other operating expenses	20,593	7,369		42,471

Total benefits and expenses	96,122	18,446		460,957

Income (loss) before income tax	(1,164)	(9,749)		64,039
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	(1,164)	(9,749)
Income tax expense			22,290	22,290

Net income				$41,749

	Operating Segment Assets September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Investments and other assets	$4,826,714	$4,438,724	$4,758,117	$4,010,543
Deferred policy acquisition costs	1,131,814	385,703	94,400	4,301
Goodwill

Total assets	$5,958,528	$4,824,427	$4,852,517	$4,014,844

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,015,567	$2,177,648	$112,259	$21,339,572
Deferred policy acquisition costs	193,654	7,570		1,817,442
Goodwill	35,143			35,143

Total assets	$1,244,364	$2,185,218	$112,259	$23,192,157

	Operating Segment Assets December 31, 2002
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Investments and other assets	$4,193,732	$4,553,955	$4,821,398	$3,930,669
Deferred policy acquisition costs	973,631	435,592	93,140	4,908
Goodwill

Total assets	$5,167,363	$4,989,547	$4,914,538	$3,935,577

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,043,933	$1,355,762	$123,829	$20,023,278
Deferred policy acquisition costs	194,281	7,702		1,709,254
Goodwill	35,143			35,143

Total assets	$1,273,357	$1,363,464	$123,829	$21,767,675

NOTE D — STATUTORY REPORTING PRACTICES

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. In accordance with statutory reporting practices, at September 30, 2003, and for the nine months then ended, Protective Life and its insurance subsidiaries had combined share-owners' equity of $917.6 million and net income of $94.7 million.

NOTE E — REINSURANCE RECEIVABLE

        In 2002, Protective Life discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.5 million. At December 31, 2002, Protective Life had recorded cash and receivables totaling $69.7 million, which reflected the amounts received and Protective Life's then current estimate of amounts to be recovered in the future, based upon the information then available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs took into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected.

        As of the date of this report, Protective Life has received payment from substantially all of the affected reinsurance companies. As a result, Protective Life increased premiums and policy fees by $2.8 million in the first quarter of 2003 and $15.6 million in the second quarter of 2003. The increase in premiums and policy fees resulted in $1.0 million of additional amortization of deferred policy acquisition costs in the first quarter of 2003 and $5.1 million in the second quarter of 2003. As a result, Protective Life's pretax income for the first quarter of 2003 increased by $1.8 million and $10.5 million in the second quarter of 2003. There were no changes in estimates recorded during the third quarter of 2003.

NOTE F — RECENTLY ISSUED ACCOUNTING STANDARDS

        In April 2003, the Derivatives Implementation Group of the Financial Accounting Standards Board (FASB) cleared Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as investment assets the third-party securities to which the creditor is exposed. The effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after September 15, 2003, and should be applied on a prospective basis. Protective Life is currently evaluating the impact of this pronouncement on its financial statements, but does not anticipate a material impact on its financial condition or results of operations.

        In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The adoption of SFAS No. 149 did not have a material effect on Protective Life's financial position or results of operations.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have a material effect on Protective Life's financial position or results of operations.

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Had the provision been effective at September 30, 2003, Protective Life would have reported a GMDB accrual $1.2 million higher than currently reported. Protective Life is currently evaluating the impact of the other requirements of SOP 03-1, but does not anticipate a material impact on its financial condition or results of operations.

        In January 2003, the FASB issued FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. The FASB has deferred implementation of FIN 46 for variable interest entities (VIEs) created before February 1, 2003, until periods ending after December 15, 2003. Protective Life does not expect that FIN 46 will have a material impact on its financial condition or results of operations.

NOTE G — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    Fair-Value Hedges

        As of September 30, 2003, and during the nine months then ended, Protective Life had no hedging relationships designated as a fair-value hedge.

    Cash-Flow Hedges

        Protective Life has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, Protective Life pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, Protective Life designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. In the third quarter of 2003, the income recognized by Protective Life related to the ineffective portion of the hedging instrument was immaterial. For the nine months ended September 30, 2003, Protective Life recognized income of $0.3 million related to the ineffective portion of the hedging instrument. There were no components of the hedging instrument excluded from the assessment of hedge ineffectiveness. During the three and nine month periods ended September 30, 2003, a pretax loss of $5.3 million and $35.6 million, respectively, representing the change in fair value of the hedged contracts during the period, and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in Realized Investment Gains (Losses) — Derivative Financial Instruments in Protective Life's consolidated condensed statements of income. Additionally, at September 30, 2003, Protective Life reported an increase in accumulated other comprehensive income of $2.3 million (net of income tax of $1.2 million) related to its derivatives designated as cash flow hedges. During the next twelve months, Protective Life expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expense, approximately $1.5 million.

    Other Derivatives

        Protective Life uses certain interest rate swaps, caps, floors, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments of Protective Life. For the three and nine months ended September 30, 2003, Protective Life recognized total pretax losses of $9.8 million and $26.1 million, respectively, representing the change in fair value of these derivative instruments as well as the realized gain or loss on contracts closed during the period.

        On its foreign currency swaps, Protective Life recognized a $1.9 million pretax gain for the first nine months of fiscal 2003 and a $22.7 million pretax loss for the current quarter while recognizing a $1.4 million foreign exchange pretax loss on the related foreign-currency-denominated stable value contracts for the nine month period and a $23.2 million pretax gain for the current quarter. The net change primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net change is reflected in Realized Investment Gains (Losses) — Derivative Financial Instruments in Protective Life's consolidated condensed statements of income.

        Protective Life has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. For the nine months ended September 30, 2003, Protective Life recognized a $1.5 million pretax gain for the change in the asset swaps' fair value and recognized a $0.7 million pretax gain to separately record the embedded equity options at fair value. For the three months ended September 30, 2003, Protective Life recognized a $0.5 million pretax gain for the change in the asset swaps' fair value and recognized a $1.3 million pretax gain to separately record the embedded equity options at fair value.

NOTE H — COMPREHENSIVE INCOME

        The following table sets forth Protective Life's comprehensive income for the periods shown:

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Net income	$54,780	$41,749	$161,678	$131,294
Change in net unrealized gains/losses on investments (net of income tax: three months: 2003 — $(46,261); 2002 — $87,547 nine months: 2003 — $85,817; 2002 — $118,978)	(85,914)	162,588	159,375	220,960
Change in accumulated gain-hedging (net of income tax: three months: — 2003 — $615; 2002 — $(2,411) nine months: — 2003 — $2,361; 2002 — $(2,411))	1,143	(4,477)	4,385	(4,477)
Reclassification adjustment for amounts included in net income (net of income tax: three months: 2003 — $(9,465); 2002 — $(1,833); nine months: 2003 — $(21,801); 2002 — $(4,654))	(17,577)	(3,404)	(40,487)	(8,644)

Comprehensive income (loss)	$(47,568)	$196,456	$284,951	$339,133

NOTE I — RECLASSIFICATIONS

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owner's equity.

NOTE J — ACQUISITIONS

        In June 2002, Protective Life coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company. The transaction has been accounted for as a purchase, and the results of the transaction have been included in the accompanying financial statements since the transaction's effective date.

        Summarized below are the consolidated results of operations for the period presented below on an unaudited pro forma basis, as if the acquisition had occurred as of January 1, 2002. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

Nine Months Ended September 30, 2002 (UNAUDITED)
Total revenues	$1,419,816
Net income	135,043

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Share Owner
Protective Life Insurance Company
Birmingham, Alabama

        In our opinion, the consolidated financial statements listed in the index on page F-1 of this Form S-6 present fairly, in all material respects, the financial position of Protective Life Insurance Company and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note A of the Notes to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

PricewaterhouseCoopers LLP

Birmingham, Alabama
March 19, 2003

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands)

	Year Ended December 31
	2002	2001	2000
REVENUES
Premiums and policy fees	$1,529,834	$1,389,819	$1,175,943
Reinsurance ceded	(746,980)	(771,151)	(686,108)

Net of reinsurance ceded	782,854	618,668	489,835
Net investment income	980,059	839,103	692,081
Realized investment gains (losses):
Derivative financial instruments	(12,959)	(1,718)	2,157
All other investments	12,314	(6,123)	(16,756)
Other income	41,483	38,578	35,194

	1,803,751	1,488,508	1,202,511

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: 2002 — $699,808; 2001 — $609,996; 2000 — $538,291)	1,162,231	972,624	760,778
Amortization of deferred policy acquisition costs	239,490	147,058	143,180
Amortization of goodwill	0	2,827	2,514
Other operating expenses (net of reinsurance ceded: 2002 — $177,509; 2001 — $167,243; 2000 — $223,498)	160,407	152,041	121,417

	1,562,128	1,274,550	1,027,889

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	241,623	213,958	174,622
INCOME TAX EXPENSE
Current	75,335	118,421	12,180
Deferred	8,894	(47,964)	49,298

	84,229	70,457	61,478

Net income from continuing operations before cumulative effect of change in accounting principle	157,394	143,501	113,144
Income (loss) from discontinued operations, net of income tax	0	(9,856)	16,299
Loss from sale of discontinued operations, net of income tax	0	(17,754)	0

Net income before cumulative effect of change in accounting principle	157,394	115,891	129,443
Cumulative effect of change in accounting principle, net of income tax	0	(8,341)	0

NET INCOME	$157,394	$107,550	$129,443

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

	December 31
	2002	2001
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 2002 — $11,212,765; 2001 — $9,719,057)	$11,655,465	$9,812,091
Equity securities, at market (cost: 2002 — $51,095; 2001 — $62,051)	48,799	60,493
Mortgage loans on real estate	2,518,151	2,512,844
Investment real estate, net of accumulated depreciation (2002 — $1,099; 2001 — $1,452)	15,499	24,173
Policy loans	543,161	521,840
Other long-term investments	210,381	100,686
Short-term investments	447,155	228,396

Total investments	15,438,611	13,260,523
Cash	85,850	107,166
Accrued investment income	180,950	158,841
Accounts and premiums receivable, net of allowance for uncollectible amounts (2002 — $2,825; 2001 — $3,025)	50,544	55,809
Reinsurance receivables	2,382,223	2,173,987
Deferred policy acquisition costs	1,683,224	1,532,683
Goodwill, net	35,143	35,992
Property and equipment, net	38,878	46,337
Other assets	259,627	219,355
Assets related to separate accounts:
Variable Annuity	1,513,824	1,910,651
Variable Universal Life	114,364	77,162
Other	4,330	3,997

	$21,787,568	$19,582,503

LIABILITIES
Policy liabilities and accruals:
Future policy benefits and claims	$8,316,171	$6,974,685
Unearned premiums	781,008	901,653

Total policy liabilities and accruals	9,097,179	7,876,338
Stable value contract deposits	4,018,552	3,716,530
Annuity deposits	3,744,000	3,248,218
Other policyholders' funds	141,336	132,124
Other liabilities	620,731	410,621
Accrued income taxes	36,859	125,835
Deferred income taxes	206,845	72,403
Note payable	2,264	2,291
Indebtedness to related parties	2,000	6,000
Securities sold under repurchase agreements	0	117,000
Liabilities related to separate accounts:
Variable Annuity	1,513,824	1,910,651
Variable Universal Life	114,364	77,162
Other	4,330	3,997

Total liabilities	19,502,284	17,699,170

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE G
SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1.00 par value, shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	846,619	785,419
Note receivable from PLC Employee Stock Ownership Plan	(3,838)	(4,499)
Retained earnings	1,201,587	1,044,243
Accumulated other comprehensive income
Net unrealized gains (losses) on investments (net of income tax: 2002 — $128,145; 2001 — $28,629)	237,983	53,168
Accumulated gain (loss) — hedging (net of income tax: 2002 — $(1,114))	(2,069)

Total share-owner's equity	2,285,284	1,883,333

	$21,787,568	$19,582,503

See notes to consolidated financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY

(Dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumu- lated Gain (Loss) Hedging	Total Share- Owner's Equity
Balance, December 31, 1999	$2	$5,000	$570,419	$(5,148)	$812,302	$(146,080)	$0	$1,236,495

Net income for 2000					129,443			129,443
Change in net unrealized gains/losses on investments (net of income tax — $45,887)						85,221		85,221
Reclassification adjustment for amounts included in net income (net of income tax — $5,110)						9,489		9,489

Comprehensive income for 2000								224,153

Capital contribution			81,000					81,000
Common dividend ($0.40 per share)					(2,000)			(2,000)
Decrease in note receivable from PLC ESOP				307				307

Balance, December 31, 2000	2	5,000	651,419	(4,841)	939,745	(51,370)	0	1,539,955

Net income for 2001					107,550			107,550
Change in net unrealized gains/losses on investments (net of income tax — $52,019)						96,607		96,607
Reclassification adjustment for amounts included in net income (net of income tax — $2,143)						3,980		3,980
Transition adjustment on derivative financial instruments (net of income tax — $2,127)						3,951		3,951

Comprehensive income for 2001								212,088

Capital contribution			134,000					134,000
Common dividend — transfer of subsidiary to PLC (See Note A					(2,052)			(2,052)
Preferred dividend ($500.00 per share)					(1,000)			(1,000)
Decrease in note receivable from PLC ESOP				342				342

Balance, December 31, 2001	2	5,000	785,419	(4,499)	1,044,243	53,168	0	1,883,333

Net income for 2002					157,394			157,394
Change in net unrealized gains/losses on investments (net of income tax — $103,826)						192,819		192,819
Reclassification adjustment for amounts included in net income (net of income tax — $(4,310))						(8,004)		(8,004)
Change in accumulated gain (loss) — hedging (net of income tax — $(1,114))							(2,069)	(2,069)

Comprehensive income for 2002								340,140

Capital contribution			61,200					61,200
Preferred dividend ($25.00 per share)					(50)			(50)
Decrease in note receivable from PLC ESOP				661				661

Balance, December 31, 2002	$2	$5,000	$846,619	$(3,838)	$1,201,587	$237,983	$(2,069)	$2,285,284

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	December 31
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$157,394	$107,550	$129,443
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	645	7,841	14,599
Amortization of deferred policy acquisition costs	239,490	154,383	149,574
Amortization of goodwill	0	8,328	7,797
Capitalization of deferred policy acquisition costs	(437,325)	(317,626)	(338,685)
Loss from sale of discontinued operations	0	17,754	0
Depreciation expense	10,409	11,651	9,581
Deferred income taxes	8,894	(40,970)	55,161
Accrued income taxes	(88,976)	139,016	13,715
Interest credited to universal life and investment products	900,930	944,098	766,004
Policy fees assessed on universal life and investment products	(268,191)	(222,415)	(197,581)
Change in accrued investment income and other receivables	(303,497)	(238,097)	(158,107)
Change in policy liabilities and other policyholder funds of traditional life and health products	493,714	444,119	499,674
Change in other liabilities	93,368	132,497	(21,592)
Other (net)	76,597	9,306	(35,103)

Net cash provided by operating activities	883,452	1,157,435	894,480

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reduction of investments:
Investments available for sale	12,780,736	3,062,262	12,828,276
Other	485,639	283,181	133,814
Sale of investments:
Investments available for sale	22,862,420	8,943,123	810,716
Other	15,798	0	5,222
Cost of investments acquired:
Investments available for sale	(37,145,100)	(13,652,930)	(14,369,630)
Corporate owned life insurance	0	(100,000)	0
Other	(475,733)	(378,520)	(463,909)
Acquisitions and bulk reinsurance assumptions	130,515	(118,557)	(162,409)
Purchase of property and equipment	(8,982)	(10,099)	(5,084)
Sale of discontinued operations, net of cash transferred	0	216,031	0
Sale of property and equipment	48	70	0

Net cash used in investing activities	(1,354,659)	(1,755,439)	(1,223,004)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit arrangements and long-term debt	2,050,772	2,574,954	2,197,800
Capital contribution from PLC	60,785	134,000	81,000
Principal payments on line of credit arrangements and long-term debt	(2,167,799)	(2,457,979)	(2,197,823)
Principal payment on surplus note to PLC	(4,000)	(4,000)	(4,000)
Dividends to share owner	(50)	(1,000)	(2,000)
Investment product deposits and change in universal life deposits	1,687,213	1,735,653	1,811,484
Investment product withdrawals	(1,177,030)	(1,315,179)	(1,553,282)

Net cash provided by financing activities	449,891	666,449	333,179

INCREASE (DECREASE) IN CASH	(21,316)	68,445	4,655
CASH AT BEGINNING OF YEAR	107,166	38,721	34,066

CASH AT END OF YEAR	$85,850	$107,166	$38,721

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All dollar amounts in tables are in thousands)

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

        The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries (Protective) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

    Entities Included

        The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation (PLC), an insurance holding company. The consolidated financial statements also include the accounts of special trusts or entities that do not have substantive residual equity holders which bear risks and rewards of ownership, formed to purchase funding agreements issued by Protective.

        On October 1, 2000, PLC transferred its ownership of twenty companies (that marketed prepaid dental products) to Protective. On May 1, 2001, PLC transferred its ownership of another five companies (that marketed prepaid dental products) to Protective. Protective has recorded these transactions on a pooling of interests basis whereby Protective's financial statements reflect the consolidation of the contributed entities as if they had been wholly owned by Protective for all periods in which common control existed.

        On December 31, 2001, Protective sold substantially all of the companies transferred from PLC as part of the sale of the Dental Benefits Division. For more information see the discussion under the heading "Discontinued Operations" included in Note A herein.

    Nature of Operations

        Protective provides financial services through the production, distribution, and administration of insurance and investment products. Protective markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. Protective also maintains a separate division devoted to the acquisition of insurance policies from other companies.

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

    Recently Issued Accounting Standards

        On January 1, 2001, Protective adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires Protective to record all derivative financial instruments, at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of

SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $8.3 million and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in Protective's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. Prospectively, the adoption of SFAS No. 133 may introduce volatility into Protective's reported net income and other comprehensive income depending on future market conditions and Protective's hedging activities.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS Nos. 141, "Business Combinations", and 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. Protective adopted SFAS No. 142 in the first quarter of 2002. Protective has performed an impairment test and determined that its goodwill was not impaired at January 1, or October 31, 2002.

        The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if these pronouncements were adopted as of January 1, 2000:

	Year Ended December 31
	2002	2001	2000
Adjusted net income:
Income from continuing operations before cumulative effect of change in accounting principle	$157,394	$143,501	$113,144
Add back amortization of goodwill, net of income tax	0	1,838	1,634

Adjusted income from continuing operations before cumulative effect of change in accounting principle	$157,394	$145,339	$114,778
Income (loss) from discontinued operations, net of income tax	0	(9,856)	16,299
Loss from sale of discontinued operations, net of income tax	0	(17,754)	0

Adjusted net income before cumulative effect of change in accounting principle	157,394	117,729	131,077
Cumulative effect of change in accounting principle, net of income tax	0	(8,341)	0

Adjusted net income	$157,394	$109,388	$131,077

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. Protective does not expect the adoption of SFAS No. 143 go have a material effect on Protective's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operations accounting is applied. Protective adopted SFAS No. 144 on January 1, 2002, and the adoption did not have a material effect on Protective's financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Protective does not accept the adoption of SFAS No. 145 to have a material effect on Protective's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. Protective does not expect the adoption of SFAS No. 146 to have a material effect on Protective's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to offer alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Protective adopted the fair value based method prescribed by SFAS No. 123 in 1995, therefore SFAS No. 148 will have no effect on Protective's financial position or results of operations.

        In November, 2002, the FASB issued FASB Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others." FIN 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies" relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Protective does not expect FIN 45 to have a material effect on Protective's financial position or results of operations.

        In January, 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. Protective is currently assessing the impact that FIN 46 will have on its financial condition and results of operations. FIN 46 potentially will affect the accounting related to a lease arrangement currently accounted for as an operating lease that involves a special purpose vehicle (SPV). Although Protective does not expect the provisions of FIN 46 to have a material impact on its results of operations, had the provision been effective at December 31, 2002, Protective's reported assets and liabilities would have increased by approximately $75 million.

        In May 2002, the Derivatives Implementation group of the FASB exposed for comment Issue No. B36, "Bifurcation of Embedded Credit Derivatives" (DIG B36). DIG B36 would require the bifurcation of potential embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements in which the terms require the future payment of a principal amount plus a return based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets. The proposed effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after June 15, 2003 and would be applied on a prospective basis. Protective is currently evaluating the impact of this pronouncement on its financial statements but does not anticipate a material impact on its financial condition or results of operations.

    Investments

        Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

        Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

  •
  Fixed maturities (bonds and redeemable preferred stocks) — at current market value. Where market values are unavailable, Protective obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

  •
  Equity securities (common and nonredeemable preferred stocks) — at current market value.

  •
  Mortgage loans — at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

  •
  Investment real estate — at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

  •
  Policy loans — at unpaid balances.

  •
  Other long-term investments — at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

  •
  Short-term investments — at cost, which approximates current market value.

        Estimated market values were derived from the durations of Protective's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of Protective's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

        Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

        As prescribed by generally accepted accounting principles, certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owner's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise.

        Protective believes that an insurance company's balance sheet may be difficult to analyze without disclosing the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments). The carrying value of Protective's investments, deferred policy acquisition costs, deferred income taxes and share-owner's equity are all affected by recording unrealized gains and losses on investments, therefore these items are separately identified in the table below. The captions "all other assets" and "all other liabilities" represent the assets and liabilities unaffected by recording unrealized gains and losses on investments. Protective's balance sheets at December 31, adjusted for the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments), are as follows:

	2002	2001
Total investments	$14,982,469	$13,157,623
Deferred policy acquisition costs	1,776,421	1,553,786
All other assets	4,665,733	4,789,297

	$21,424,623	$19,500,706

Deferred income taxes	$79,814	$43,774
All other liabilities	19,295,439	17,626,767

	19,375,253	17,670,541
Share-owner's equity	2,049,370	1,830,165

	$21,424,623	$19,500,706

        Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    Derivative Financial Instruments

        Protective utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

        Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involved exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. Protective uses interest rate swap contracts, caps, and floors to modify the interest characteristics of certain investments and liabilities. Swap contracts are also used to alter the effective durations of assets and liabilities. Protective uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

        Derivative instruments expose Protective to credit and market risk. Protective minimizes its credit risk by entering into transactions with highly rated counterparties. Protective manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

        Protective monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. Protective's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into Protective's overall interest rate and currency exchange risk management strategies.

        All derivatives are recognized on the balance sheet (in "other long-term investments" or "other liabilities") at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, Protective designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (3) as a derivative either held for investment purposes or held as a natural hedging instrument designed to act as an economic hedge against the changes in value or cash flows of a hedged item ("other" derivative). Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualified as — a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Protective formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Protective also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Protective discontinues hedge accounting prospectively, as discussed below.

        Protective discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

        Fair-Value Hedges.  Protective has designated, as a fair value hedge, callable interest rate swaps used to modify the interest characteristics of certain stable value contracts. In assessing hedge effectiveness, Protective excludes the embedded call option's time value component from each derivative's total gain or loss. In 2002 and 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $0 and $1.3 million, respectively. Both the measured ineffectiveness and the excluded time value component are reported in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Cash-Flow Hedges.  Protective has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, Protective pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, Protective designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. During 2002, a pretax loss of $19.8 million representing the change in fair value of the hedged contracts and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income. For the year ended December 31, 2002, the amount of the hedge's ineffectiveness reported as a loss was insignificant. Additionally, as of December 31, 2002, Protective reported a reduction to accumulated other comprehensive income of $2.1 million (net of income tax of $1.1 million) related to its derivative designated as a cash flow hedge. During 2003, Protective expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expenses, approximately $0.9 million.

        Other Derivatives.  Protective uses certain interest rate swaps, caps, floors, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments. In 2002 and 2001, Protective recognized total pre-tax losses of $3.0 million and $1.2 million, respectively, representing the change in fair value of these derivative instruments as well as realized gain or loss on contracts closed during the period.

        On its foreign currency swaps, Protective recognized a $70.8 million pre-tax gain in 2002 while recognizing a $74.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2001, Protective recognized an $8.2 million pre-tax loss on its foreign currency swaps while recognizing an $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net loss and net gain in 2002 and 2001, respectively, primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net loss and net gain is reflected in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Protective has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2002 and 2001, Protective recognized a $2.0 million and $12.2 million pre-tax gain, respectively, for the change in the asset swaps' fair value and recognized a $7.8 million and $16.9 million pre-tax loss, respectively, to separately record the embedded equity options at fair value.

        At December 31, 2002 and 2001, contracts with a notional amount of $6.0 billion were in an $83.9 million net gain position. At December 31, 2001, contracts with a notional amount of $4.5 billion were in a $3.5 million net loss position.

        Protective's derivative financial instruments are with highly rated counterparties.

    Cash

        Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. Protective has deposits with certain financial institutions which exceed federally insured limits. Protective has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

    Deferred Policy Acquisition Costs

        Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 3.0% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. Protective amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $542.5 million and $523.4 million at December 31, 2002 and 2001, respectively. During 2002, $62.5 million of present value of future profits was capitalized (relating to acquisitions and adjustments made during the year), a $2.1 million reduction came from the sale of a small subsidiary, and $41.3 was amortized. During 2001, $221.9 million of present value of future profits was capitalized and $42.1 million was amortized.

        The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2003	$33,600
2004	32,400
2005	30,500
2006	29,100
2007	28,100

    Goodwill

        The goodwill balance at December 31, 2002 and 2001, was $35.1 million and $36.0 million, respectively. The decrease of $0.9 million in 2002 relates to the sale of a small subsidiary in the first quarter. At October 31, 2002, Protective evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

    Property and Equipment

        Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Protective's Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

        Property and equipment consisted of the following at December 31:

	2002	2001
Home office building	$45,297	$42,980
Other, principally furniture and equipment	67,059	67,128

	112,356	110,108
Accumulated depreciation	73,478	63,771

	$38,878	$46,337

    Separate Accounts

        The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

    Stable Value Contracts Account Balances

        Protective markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. GICs and funding agreements are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value contract account balances include GICs and funding agreements issued by Protective as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by Protective. At December 31, 2002 and 2001 Protective had $2.2 billion and $1.7 billion of stable value contract account balances marketed through structured programs. Most GICs and funding agreements written by Protective have maturities of three to five years. At December 31, 2002, maturities of stable value contracts were $1.1 billion in 2003, $1.6 billion in 2004-2005, $1.3 billion in 2006-2007, and $59.2 million after 2007.

    Revenues and Benefits Expense

  •
  Traditional Life, Health, and Credit Insurance Products — Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

  Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

        Activity in the liability for unpaid claims is summarized as follows:

	2002	2001	2000
Balance beginning of year	$100,023	$109,973	$120,575
Less reinsurance	33,723	25,830	47,661

Net balance beginning of year	66,300	84,143	72,914

Incurred related to:
Current year	258,612	383,371	311,633
Prior year	(338)	(1,080)	(4,489)

Total incurred	258,274	382,291	307,144

Paid related to:
Current year	243,206	312,748	241,566
Prior year	22,528	81,220	60,972

Total paid	265,734	393,968	302,538

Other changes:
Acquisitions and reserve transfers	2,609	(6,166)	6,623

Net balance end of year	61,449	66,300	84,143
Plus reinsurance	54,765	33,723	25,830

Balance end of year	$116,214	$100,023	$109,973

  •
  Universal Life and Investment Products — Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 2002.

        Protective's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

    Income Taxes

        Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis of assets and liabilities determined for financial reporting purposes and the basis for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    Discontinued Operations

        On December 31, 2001, Protective completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

        The operating results and charges related to the sale of the Dental Division and discontinuance of other related operations at December 31 are as follows:

	2002	2001	2000
Total revenues	$15,809	$350,988	$368,319
Income (loss) before
income taxes from discontinued operations	$0	$(12,749)	$26,988
Income tax (expense)
Benefit	0	2,893	(10,689)

Income (loss) from discontinued operations	$0	$(9,856)	$16,299

Gain from sale of discontinued operations before income tax		$27,221
Income tax expense related to sale		(44,975)

Loss from sale of discontinued operations		$(17,754)

        Assets and liabilities related to the discontinued lines of business of approximately $5.1 million and $6.7 million, respectively, remain at December 31, 2002.

    Supplemental Cash Flow Information

        The following table sets forth supplemental cash flow information for the years ended December 31:

	December 31
	2002	2001	2000
Cash paid during the year:
Interest on debt	$987	$1,390	$3,310
Income taxes	$125,039	$27,395	$25,638

Noncash investing and financing activities
Reduction of principal on note from ESOP	$661	$342	$307
Acquisitions, related reinsurance transactions and subsidiary transfer
Assets acquired	$358,897	$2,549,484	$533,866
Liabilities assumed	$(489,412)	$(2,430,927)	$(371,457)

Net	$(130,515)	$118,557	$162,409

    Reclassifications

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

NOTE B — RECONCILIATION WITH STATUTORY REPORTING PRACTICES

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on Protective's statutory capital.

        The reconciliations of net income and share-owners' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owner's Equity
	2002	2001	2000	2002	2001	2000
In conformity with statutory reporting practices:(1)	$67,242	$163,181	$66,694	$852,645	$775,138	$628,274
Additions (deductions) by adjustment:
Deferred policy acquisition costs, net of amortization	197,835	163,243	157,617	1,683,224	1,532,683	1,189,380
Deferred income tax	(8,894)	47,964	(52,580)	(206,844)	(74,083)	(72,065)
Asset Valuation Reserve				189,828	108,062	103,853
Interest Maintenance Reserve	(3,344)	(10,444)	(3,540)	24,015	16,959	9,715
Nonadmitted items				272,137	139,500	97,447
Other timing and valuation adjustments	(63,189)	(32,564)	(38,349)	(357,244)	(334,198)	(195,445)
Discontinued operations		(193,688)
Noninsurance affiliates	15,920	19,022	21,276
Consolidation elimination	(48,176)	(49,164)	(21,675)	(172,477)	(280,728)	(221,204)

In conformity with generally accepted accounting principles	$157,394	$107,550	$129,443	$2,285,284	$1,883,333	$1,539,955

(1)	Consolidated

        As of December 31, 2002, Protective had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $81.4 million.

NOTE C — INVESTMENT OPERATIONS

        Major categories of net investment income for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$673,393	$609,578	$529,990
Equity securities	3,500	2,247	2,532
Mortgage loans	218,165	208,830	177,917
Investment real estate	881	2,094	2,027
Policy loans	37,463	31,763	14,977
Other	103,826	36,695	12,532

	1,037,228	891,207	739,975
Investment expenses	57,169	52,104	47,894

	$980,059	$839,103	$692,081

        Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$12,606	$(4,693)	$(14,787)
Equity securities	65	2,462	1,685
Mortgage loans and other investments	(357)	(3,892)	(3,654)

	$12,314	$(6,123)	$(16,756)

        In 2002, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $73.0 million, and gross losses were $60.3 million. In 2001, gross gains were $27.5 million, and gross losses were $29.7 million. In 2000, gross gains were $8.7 million, and gross losses were $28.4 million.

        Each quarter Protective reviews investments with material unrealized losses and tests for other-than-temporary impairments. Protective analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2002 and 2001, respectively, Protective recorded other than temporary impairments in its investments of $17.8 million and $12.6 million. Protective did not record any other-than-temporary impairments in its investments in 2000.

        Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Derivative financial instruments	$(12,959)	$(1,718)	$2,157

        The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$4,168,026	$199,316	$28,311	$4,339,031
United States Government and authorities	90,647	5,752	0	96,399
States, municipalities, and political subdivision	27,005	2,349	0	29,354
Public utilities	1,153,710	61,831	42,139	1,173,402
Convertibles and bonds with warrants	115,728	2,656	5,872	112,512
All other corporate bonds	5,655,949	348,809	101,818	5,902,940
Redeemable preferred stocks	1,700	127	0	1,827

	11,212,765	620,840	178,140	11,655,465
Equity securities	51,095	2,409	4,705	48,799
Short-term investments	447,155	0	0	447,155

	$11,711,015	$623,249	$182,845	$12,151,419

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$3,709,118	$84,965	$33,759	$3,760,324
United States Government and authorities	98,967	4,088	0	103,055
States, municipalities, and political subdivision	94,022	4,009	0	98,031
Public utilities	807,773	19,763	4,860	822,676
Convertibles and bonds with warrants	96,951	7,423	6,184	98,190
All other corporate bonds	4,910,614	117,092	99,500	4,928,206
Redeemable preferred stocks	1,612	0	3	1,609

	9,719,057	237,340	144,306	9,812,091
Equity securities	62,051	3,565	5,123	60,493
Short-term investments	228,396	0	0	228,396

	$10,009,504	$240,905	$149,429	$10,100,980

        The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

2002	Estimated Amortized Cost	Estimated Market Values
Due in one year or less	$844,795	$845,577
Due after one year through five years	2,678,879	2,742,360
Due after five years through ten years	2,601,183	2,765,927
Due after ten years	5,087,908	5,301,601

	$11,212,765	$11,655,465

        At December 31, 2002 and 2001, Protective had bonds which were rated less than investment grade of $860.6 million and $421.3 million, respectively, having an amortized cost of $960.8 million and $499.9 million, respectively. At December 31, 2002, approximately $70.9 million of the bonds rated less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Approximately $1,968.1 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

	2002	2001	2000
Fixed maturities	$227,283	$108,307	$109,625
Equity securities	(480)	715	(820)

        At December 31, 2002, all of Protective's mortgage loans were commercial loans of which 76% were retail, 8% were apartments, 7% were office buildings, and 7% were warehouses, and 2% were other. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 3.1% of mortgage loans. Approximately 75% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, North Carolina, South Carolina, Alabama, Florida, Virginia, California, Mississippi, Pennsylvania, Washington, and Ohio.

        Many of the mortgage loans have call provisions after 3 to 10 years. Assuming the loans are called at their next call dates, approximately $86.7 million would become due in 2003, $399.6 million in 2004 to 2007, and $355.0 million in 2008 to 2012, and $27.2 million thereafter.

        At December 31, 2002, the average mortgage loan was approximately $2.1 million, and the weighted average interest rate was 7.5%. The largest single mortgage loan was $24.8 million.

        For several years Protective has offered a type of commercial mortgage loan under which Protective will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2002 and 2001, approximately $475.5 million and $548.4 million respectively, of Protective's mortgage loans have this participation feature.

        At December 31, 2002 and 2001, Protective's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $20.6 million and $29.6 million, respectively. Since Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

        At December 31, 2002 and 2001, Protective had investments related to retained beneficial interests of mortgage loan securitizations of $295.7 million and $286.4 million, respectively.

        Certain investments with a carrying value of $87.6 million were non-income producing for the twelve months ended December 31, 2002.

        Policy loan interest rates generally range from 4.5% to 8.0%.

        On December 31, 2001, Protective Life Insurance Company had $117.0 million of securities sold under repurchase agreements with an interest rate of 2.0%. The agreement-to-repurchase liability is recorded as securities sold under repurchase agreements.

NOTE D — FEDERAL INCOME TAXES

        Protective's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2002	2001	2000
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Dividends received deduction and tax-exempt interest	(2.3)	(1.7)	(0.6)
Low-income housing credit	(0.5)	(0.5)	(0.4)
Other	2.1	(0.1)	0.0
State income taxes	0.6	0.2	1.2

Effective income tax rate	34.9%	32.9%	35.2%

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

	2002	2001	2000
Deferred policy acquisition costs	$51,998	$81,015	$41,533
Benefits and other policy liability changes	(22,359)	(127,189)	10,969
Temporary differences of investment income	(28,637)	7,145	(3,333)
Other items	7,892	(8,935)	129

	$8,894	$(47,964)	$49,298

        The components of Protective's net deferred income tax liability as of December 31 were as follows:

	2002	2001
Deferred income tax assets:
Policy and policyholder liability reserves	$320,081	$334,876
Other	3,001	10,893

	323,082	345,769

Deferred income tax liabilities:
Deferred policy acquisition costs	431,069	379,072
Unrealized gains (losses) on investments	98,857	39,100

	529,926	418,172

Net deferred income tax liability	$206,844	$72,403

        Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2002 was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $1.1 billion, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, Protective does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

        Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

NOTE E — DEBT

        Under revolving line of credit arrangements with several banks, PLC can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. These lines of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 40% of its total capital. At December 31, 2002, PLC had $30.0 million of borrowings outstanding under these credit arrangements at an interest rate of 1.92%.

        Protective has a mortgage note on investment real estate amounting to approximately $2.3 million that matures in 2003.

        Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 2002, the balance of the surplus debenture was $2 million. The debenture matures in 2003 and has an interest rate of 8.5%.

        Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

        Interest expense on debt totaled $1.4 million, $1.8 million, and $3.8 million in 2002, 2001, and 2000, respectively.

NOTE F — RECENT ACQUISITIONS

        In January 2001, Protective coinsured a block of individual life policies from Standard Insurance Company.

        In October 2001, Protective completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $166.1 million of present value of future profits.

        In June 2002, Protective coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company.

        These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

        Summarized below are the consolidated results of operations for 2002 and 2001, on an unaudited pro forma basis, as if the Inter-State, First Variable, and Conseco transactions had occurred as of January 1, 2001. The pro forma information is based on Protective's consolidated results of operations for 2002 and 2001, and on data provided by the acquired companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	2002	2001
Total revenues	$1,844,221	$1,649,798
Net income	160,020	121,577

NOTE G — COMMITMENTS AND CONTINGENT LIABILITIES

        Protective leases administrative and marketing office space in approximately 60 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $10.8 million.

        In February 2000, Protective entered into an arrangement related to the construction of a building contiguous to its existing home office complex. In connection with the arrangement Protective established a special purpose vehicle (SPV) that owns the building and leases it to Protective. The lease is accounted for as an operating lease under SFAS No. 13 "Accounting For Leases". The SPV is funded and its equity is held by outside investors, and as a result, neither the debt nor the building owned by the SPV are included in Protective's consolidated financial statements. Lease payments commence upon completion, which occurred January 31, 2003, and is based on then current LIBOR interest rates and the cost of the building. At the end of the lease term, February 1, 2007, Protective may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.6 million. Were Protective not to purchase the building, a payment of approximately $66.8 million would be due at the end of the lease term.

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives' relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Protective, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

NOTE H — SHARE-OWNER'S EQUITY AND RESTRICTIONS

        At December 31, 2002, approximately $1,384.0 million of consolidated share-owner's equity, excluding net unrealized gains on investments, represented net assets of Protective and its subsidiaries that cannot be transferred to PLC in the form of dividends, loans, or advances. In addition, Protective and its subsidiaries are subject to various state statutory and regulatory restrictions on their ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 2003 is estimated to be $93.1 million.

NOTE I — PREFERRED STOCK

        PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, Protective Life and Annuity Insurance Company (PL&A). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2002, PL&A paid a $50.0 thousand preferred dividend to PLC. PL&A paid a $1.0 million preferred dividend to PLC in 2001, and paid no preferred dividend during 2000.

NOTE J — RELATED PARTY MATTERS

        On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $3.8 million at December 31, 2002, is accounted for as a reduction to share-owner's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

        Protective leases furnished office space and computers to affiliates. Lease revenues were $3.5 million in 2002, $4.0 million in 2001, and $4.0 million in 2000. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $88.0 million, $82.6 million, and $76.7 million in 2002, 2001, and 2000, respectively. Commissions paid to affiliated marketing organizations of $8.2, $10.0 million, and $12.0 million in 2002, 2001, and 2000, respectively, were included in deferred policy acquisition costs.

        Certain corporations with which PLC's directors were affiliated paid Protective premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $16.0 million, $19.6 million and $50.9 million in 2002, 2001, and 2000, respectively. Protective and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $1.6 million, $5.9 million and $28.2 million in 2002, 2001, and 2000, respectively.

        For a discussion of indebtedness to related parties, see Note E.

NOTE K — OPERATING SEGMENTS

        Protective operates business segments, each having a strategic focus which can be grouped into three general categories: life insurance, retirement savings and investment products, and specialty insurance products. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

Life Insurance

        The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

        The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

Retirement Savings and Investment Products

        The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The segment also markets fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Additionally, the segment sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations.

        The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

Specialty Insurance Products

        The Asset Protection segment markets credit life and disability insurance products through banks, consumer finance companies, and automobile dealers, and markets vehicle and recreational marine extended service contracts.

Corporate and Other

        Protective has an additional business segment herein referred to as the Corporate and Other segment. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earning from several lines of business which Protective is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several subsidiaries.

        Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

        In December 2001, Protective sold substantially all of its Dental Division and discontinued other Dental related operations. Additionally, other adjustments were made to combine its life insurance marketing operations into a single segment, and to reclassify certain smaller businesses. Prior period segment results have been restated to reflect these changes.

	Life Insurance		Retirement Savings and Investment Products
Operating Segment Income	Life Marketing	Acquisitions	Stable Value Contracts	Annuities
2002
Gross premiums and policy fees	$642,852	$315,347	—	$25,826
Reinsurance ceded	(422,668)	(76,333)	—	—

Net premium and policy fees	220,184	239,014	—	25,826
Net investment income	208,451	252,147	$246,098	220,433
Realized investment gains (losses)	—	—	(7,061)	2,277
Other income	1,344	1,826	—	3,229

Total revenues	429,979	492,987	239,037	251,765

Benefits and settlement expenses	228,225	315,929	196,576	186,107
Amortization of deferred policy acquisition costs	117,836	35,245	2,304	24,669
Other operating expenses	(41,501)	45,395	4,946	26,037

Total benefits and expenses	304,560	396,569	203,826	236,813

Income from continuing operations before income tax	125,419	96,418	35,211	14,952
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

2001
Gross premiums and policy fees	$542,407	$243,914	—	$28,145
Reinsurance ceded	(421,411)	(61,482)	—	—

Net premium and policy fees	120,996	182,432	—	28,145
Net investment income	178,866	187,535	$261,079	167,809
Realized investment gains (losses)	—	—	7,218	1,139
Other income	1,134	345	—	3,441

Total revenues	300,996	370,312	268,297	200,534

Benefits and settlement expenses	190,538	238,877	222,306	137,204
Amortization of deferred policy acquisition costs and goodwill	41,399	20,500	1,662	24,021
Other operating expenses	(22,957)	41,684	3,961	24,073

Total benefits and expenses	208,980	301,061	227,929	185,298

Income from continuing operations before income tax	92,016	69,251	40,368	15,236
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

2000
Gross premiums and policy fees	$487,720	$134,099	—	$30,127
Reinsurance ceded	(387,907)	(31,102)	—	—

Net premium and policy fees	99,813	102,997	—	30,127
Net investment income	152,317	116,940	$243,133	132,204
Realized investment gains (losses)	—	—	(6,556)	410
Other income	(1,379)	(4)	—	2,809

Total revenues	250,751	219,933	236,577	165,550

Benefits and settlement expenses	149,430	125,151	207,143	109,607
Amortization of deferred policy acquisition costs and goodwill	48,770	17,081	900	24,156
Other operating expenses	(23,255)	24,077	3,882	18,203

Total benefits and expenses	174,945	166,309	211,925	151,966

Income from continuing operations before income tax	75,806	53,624	24,652	13,584
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

Operating Segment Assets
2002
Investments and other assets	$4,193,732	$4,574,470	$3,930,669	$4,821,398
Deferred policy acquisition costs	973,631	438,092	4,908	93,140
Goodwill	—	—	—	—

Total assets	$5,167,363	$5,012,562	$3,935,577	$4,914,538

2001
Investments and other assets	3,431,441	$4,091,672	$3,872,637	$4,501,667
Deferred policy acquisition costs	829,021	418,268	6,374	128,488
Goodwill	—	—	—	—

Total assets	$4,260,462	$4,509,940	$3,879,011	$4,630,155

(1)	Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

	Specialty Insurance Products
Operating Segment Income	Asset Protection	Corporate And Other	Adjustments(1)	Total Consolidated
2002
Gross premiums and policy fees	$490,452	$55,357	—	$1,529,834
Reinsurance ceded	(228,719)	(19,260)	—	(746,980)

Net premium and policy fees	261,733	36,097	—	782,854
Net investment income	43,789	9,141	—	980,059
Realized investment gains (losses)	—	—	$4,139	(645)
Other income	33,670	1,414	—	41,483

Total revenues	339,192	46,652	—	1,803,751

Benefits and settlement expenses	200,958	34,436	—	1,162,231
Amortization of deferred policy acquisition costs	57,957	1,479	—	239,490
Other operating expenses	95,469	30,061	—	160,407

Total benefits and expenses	354,384	65,976	—	1,562,128

Income from continuing operations before income tax	(15,192)	(19,324)	4,139	241,623
Income tax expense			84,229	84,229
Discontinued operations, net of income tax			—	—
Change in accounting principle, net of income tax			—	—

Net income				$157,394

2001
Gross premiums and policy fees	$524,281	$51,072	—	$1,389,819
Reinsurance ceded	(274,220)	(14,038)	—	(771,151)

Net premium and policy fees	250,061	37,034	—	618,668
Net investment income	48,617	(4,803)	—	839,103
Realized investment gains (losses)	—	—	$(16,198)	(7,841)
Other income	31,907	1,751	—	38,578

Total revenues	330,585	33,982	(16,198)	1,488,508

Benefits and settlement expenses	154,893	28,806	—	972,624
Amortization of deferred policy acquisition costs and goodwill	60,508	1,795	—	149,885
Other operating expenses	79,453	25,827	—	152,041

Total benefits and expenses	294,854	56,428	—	1,274,550

Income from continuing operations before income tax	35,731	(22,446)	(16,198)	213,958
Income tax expense			70,457	70,457
Discontinued operations, net of income tax			(27,610)	(27,610)
Change in accounting principle, net of income tax			(8,341)	(8,341)

Net income				$107,550

2000
Gross premiums and policy fees	$479,397	$44,600	—	$1,175,943
Reinsurance ceded	(258,931)	(8,168)	—	(686,108)

Net premium and policy fees	220,466	36,432	—	489,835
Net investment income	46,464	1,023	—	692,081
Realized investment gains (losses)	—	—	$(8,453)	(14,599)
Other income	28,352	5,416	—	35,194

Total revenues	295,282	42,871	(8,453)	1,202,511

Benefits and settlement expenses	135,494	33,953	—	760,778
Amortization of deferred policy acquisition costs and goodwill	52,646	2,141	—	145,694
Other operating expenses	72,316	26,194	—	121,417

Total benefits and expenses	260,456	62,288	—	1,027,889

Income from continuing operations before income tax	34,826	(19,417)	(8,453)	174,622
Income tax expense			61,478	61,478
Discontinued operations, net of income tax			16,299	16,299
Change in accounting principle, net of income tax			—	—

Net income				$129,443

Operating Segment Assets
2002
Investments and other assets	$1,069,341	$1,355,762	$123,829	$20,069,201
Deferred policy acquisition costs	165,751	7,702	—	1,683,224
Goodwill	34,795	348	—	35,143

Total assets	$1,269,887	$1,363,812	$123,829	$21,787,568

2001
Investments and other assets	$1,050,546	$955,984	$109,881	$18,013,828
Deferred policy acquisition costs	142,230	8,302	—	1,532,683
Goodwill	35,644	348	—	35,992

Total assets	$1,228,420	$964,634	$109,881	$19,582,503

(1)	Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

NOTE L — EMPLOYEE BENEFIT PLANS

        PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

        The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:

	2002	2001
Projected benefit obligation, beginning of the year	$50,869	$45,538
Service cost — benefits earned during the year	3,724	3,739
Interest cost — on projected benefit obligation	4,111	3,531
Actuarial gain (loss)	6,353	(357)
Plan amendment		1,162
Divestiture		(2,165)
Benefits paid	(2,878)	(579)

Projected benefit obligation, end of the year	62,179	50,869

Fair value of plan assets beginning of the year	44,024	40,822
Actual return on plan assets	(7,845)	(1,440)
Employer contribution	16,149	5,221
Benefits paid	(2,878)	(579)

Fair value of plan assets end of the year	49,450	44,024

Plan assets less than the projected benefit obligation	(12,729)	(6,845)
Unrecognized net actuarial loss from past experience different from that assumed.	28,252	10,213
Unrecognized prior service cost	1,886	2,026

Net pension asset recognized in balance sheet	$17,409	$5,394

        Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$3,723	$3,739	$3,338
Interest cost	4,111	3,531	3,195
Expected return on plan assets	(4,265)	(3,669)	(3,049)
Amortization of prior service cost	263	176	176
Amortization of transition asset			(17)
Amortization of losses	302	141
Recognized net actuarial loss
Cost of divestiture		186

Net pension cost	$4,134	$4,104	$3,643

        Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2002	2001	2000
Weighted average discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation level	4.50	5.00	5.25
Expected long-term rate of return on assets	8.50	8.50	8.50

        At December 31, 2002 approximately $7.7 million of the assets of the pension plan were in a group annuity contract with Protective and therefore are included in the general assets of Protective. Approximately $41.7 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

        Prior to July 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1999, retiree obligations are being fulfilled from pension plan assets.

        PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2002 and 2001, the projected benefit obligation of this plan totaled $17.1 million and $15.9 million, respectively, of which $14.5 million and $13.8 million, respectively, have been recognized in PLC's financial statements.

        Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$455	$686	$736
Interest cost	1,178	1,121	1,067
Amortization of prior service cost	16	19	19
Amortization of transition asset		37	37
Recognized net actuarial loss	71	233	194
Cost of divestiture and special termination benefits		1,807

Net pension cost	$1,720	$3,903	$2,053

        In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2002 and 2001, the liability for such benefits was approximately $1.2 million. The expense recorded by PLC was $0.1 million in 2002, 2001 and 2000. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

        PLC sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. PLC established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 2002, PLC had committed approximately 134,293 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million in 2002, 2001, and 2000.

        PLC sponsors a deferred compensation plan for certain directors, officers, agents, and others. Compensation deferred is credited to the participants in cash, PLC Common Stock, or as a combination thereof.

        Protective's share of net costs related to employee benefit plans was approximately $3.4 million, $5.4 million, and $4.1 million, in 2002, 2001, and 2000, respectively.

NOTE M — STOCK BASED COMPENSATION

        Certain Protective employees participate in PLC's stock-based incentive plans and receive stock appreciation rights (SARs) from PLC.

        Since 1973, Protective has had stock-based incentive plans to motivate management to focus on PLC's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

        The criteria for payment of performance awards is based primarily upon a comparison of PLC's average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life and multiline insurance companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC Common Stock.

        Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2000, 2001, and 2002, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	P-SARs	Estimated Fair Value
2002	192,360		$5,700
2001	153,490	40,000	4,900
2000	3,330	513,618	3,700

        A performance share is equivalent in value to one share of PLC Common Stock. Each P-SAR will convert to the equivalent of one stock appreciation right (SAR) if earned. Of the 2000 P-SARs awarded, 68,392 have been canceled and 100,072 have been converted to SARs. The remaining 345,154 P-SARs will convert to SARs in 2004 if earned. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, if earned and converted to SARs, expire 10 years after the grant date. At December 31, 2002, the total outstanding performance shares and P-SARs related to these performance-based plans measured at maximum payouts were 589,029 and 540,689, respectively.

        Between 1996 and 2002 SARs were granted (in addition to the P-SARs discussed above) to certain officers of PLC to provide long-term incentive compensation based solely on the performance of Protective's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2000, 2001, and 2002 is as follows:

	Wtd. Avg. Base Price	No. of SARs
Balance at December 31, 1999	$17.44	675,000
SARs Granted	22.31	217,500
SARs Cancelled	18.14	(17,500)

Balance at December 31, 2000	$18.64	875,000
SARs Granted	26.34	138,751
P-SARs Converted	22.31	100,072

Balance at December 31, 2001	$19.92	1,113,823
SARs Granted	32.00	480,000
SARs Exercised	32.60	(80,000)
SARs Cancelled	22.31	(15,000)

Balance at December 31, 2002	$23.90	1,498,823

        The outstanding SARs at December 31, 2002, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$17.44	580,000	3	580,000
22.31	376,323	7	183,823
31.26	50,000	8	0
31.29	12,500	8	2,500
32.00	480,000	9	0

        The SARs issued in 2000, 2001, and 2002 had estimated fair values at grant date of $1.5 million, $0.6 million, and $3.7 million, respectively. The fair value of the 2002 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 24.6% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.4%, a dividend rate of 2.0%, and an expected exercise date of 2008.

        PLC will pay an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date for each SAR.

        The expense recorded by PLC for its stock-based compensation plans was $5.2 million, $5.6 million, and $4.1 million in 2002, 2001, and 2000, respectively. PLC's obligations of its stock-based compensation plans that are expected to be settled in shares of PLC's Common Stock are reported as a component of share-owners' equity.

NOTE N — REINSURANCE

        Protective reinsures certain of its risks with, and assumes risks from other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, Protective generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of Protective's new life insurance and credit insurance sales is being reinsured. Protective reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

        Protective has reinsured approximately $216.1 billion, $169.5 billion and $126.0 billion in face amount of life insurance risks with other insurers representing $546.0 million, $565.1 million and $496.4 million of premium income for 2002, 2001, and 2000, respectively. Protective has also reinsured accident and health risks representing $61.5 million, $122.7 million and $125.8 million of premium income for 2002, 2001, and 2000, respectively. In 2002 and 2001, policy and claim reserves relating to insurance ceded of $2,304.9 million and $2,059.0 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 2002 and 2001, Protective had paid $45.5 million and $46.4 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2002, Protective had receivables of $66.1 million related to insurance assumed.

        In 2002, Protective discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.6 million. At December 31, 2002, Protective had recorded cash and receivables totaling $69.7 million, which reflects the amounts received and Protective's current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. As a result of the foregoing, Protective's 2002 pretax income increased $7.2 million.

NOTE O — ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

        The carrying amount and estimated fair values of Protective's financial instruments at December 31 are as follows:

	2002		2001
	Carrying Amount	Estimated Fair Values	Carrying Amount	Estimated Fair Values
Assets (see Notes A and C):
Investments:
Fixed maturities	$11,655,465	$11,655,465	$9,812,091	$9,812,091
Equity securities	48,799	48,799	60,493	60,493
Mortgage loans on real estate	2,518,151	2,826,133	2,512,844	2,671,074
Short-term investments	447,155	447,155	228,396	228,396
Liabilities (see Notes A and E):
Stable value account balances	4,018,552	4,124,192	3,716,530	3,821,955
Annuity account balances	3,744,000	3,795,794	3,248,218	3,166,052
Notes payable	2,264	2,264	2,291	2,291
Other (see Note A):
Derivative Financial Instruments	86,766	86,766	(1,634)	(1,634)

        Except as noted below, fair values were estimated using quoted market prices.

        Protective estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

        Protective believes the fair value of its short-term investments and notes payable to banks approximates book value due to either being short-term or having a variable rate of interest.

        Protective estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

        Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

        Protective estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair value represents the net amount of cash Protective would have received (or paid) had the contracts been terminated on December 31.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	GIC, Annuity Deposits and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs	Other Operating Expenses(1)
Year Ended December 31, 2002:
Life Marketing	$973,631	$4,031,021	$318	$48,558	$220,184	$208,451	$228,225	$117,836	$(41,501)
Acquisitions	438,092	3,240,407	395	1,054,031	239,014	252,147	315,929	35,245	45,395
Stable Value Contracts	4,908	0	0	3,930,668	0	246,098	196,576	2,304	4,945
Annuities	93,140	571,109	0	2,742,642	25,826	220,433	186,107	24,669	26,038
Asset Protection	165,751	328,849	777,797	8,714	261,733	43,789	200,958	57,957	95,469
Corporate and Other	7,702	55,863	2,212	96,118	36,097	9,141	34,436	1,479	30,061
Adjustments(2)	0	88,922	286	23,157	0	0	0	0	0

TOTAL	$1,683,224	$8,316,171	$781,008	$7,903,888	$782,854	$980,059	$1,162,231	$239,490	$160,407

Year Ended December 31, 2001:
Life Marketing	$829,021	$3,326,841	$303	$86,937	$120,996	$178,866	$190,538	$41,399	$(22,957)
Acquisitions	418,268	3,046,401	434	876,221	182,432	187,535	238,877	20,500	41,684
Stable Value Contracts	6,374	0	0	3,872,637	0	261,079	222,306	1,662	3,961
Annuities	128,488	281,074	0	2,232,779	28,145	167,809	137,204	24,021	24,073
Asset Protection	142,230	211,713	898,340	3,856	250,061	48,617	154,893	57,681	82,280
Corporate and Other	8,302	16,572	2,242	247	37,034	(4,803)	28,806	1,795	25,827
Adjustments(2)	0	92,084	334	24,195	0	0	0	0	0

TOTAL	$1,532,683	$6,974,685	$901,653	$7,096,872	$618,668	$839,103	$972,624	$147,058	$154,868

Year Ended December 31, 2000:
Life Marketing					$99,813	$152,317	$149,430	$48,771	$(23,255)
Acquisitions					102,997	116,940	125,151	17,081	24,077
Stable Value Contracts					—	243,133	207,143	900	3,882
Annuities					30,127	132,204	109,607	24,156	18,203
Asset Protection					220,466	46,464	135,494	50,132	74,830
Corporate and Other					36,432	1,024	33,953	2,140	26,196
Adjustments(2)					0	0	0	0	0

TOTAL					$489,835	$692,082	$760,778	$143,180	$123,933

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2)	Asset adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2002:
Life insurance in force	$248,994,479	$219,025,215	$21,523,110	$51,492,374	41.8%

Premiums and policy fees:
Life insurance	$854,813	$545,976	$235,198	$544,035	43.2%
Accident and health insurance	103,858	61,512	44,337	86,683	51.1%
Property and liability insurance	194,601	152,730	110,543	152,414	72.5%

TOTAL	$1,153,272	$760,218	$390,078	$783,132

Year Ended December 31, 2001:
Life insurance in force	$191,105,511	$171,449,182	$23,152,614	$42,808,943	54.1%

Premiums and policy fees:
Life insurance	$774,294	$565,130	$198,832	$407,996	48.7%
Accident and health insurance	181,508	122,747		58,761	0.0%
Property and liability insurance	158,890	83,274	76,295	151,911	50.2%

TOTAL	$1,114,692	$771,151	$275,127	$618,668

Year Ended December 31, 2000:
Life insurance in force	$153,371,754	$128,374,583	$17,050,342	$42,047,513	40.6%

Premiums and policy fees:
Life insurance	$670,113	$493,793	$112,668	$288,988	39.0%
Accident and health insurance	203,475	128,520	17,164	92,119	18.6%
Property and liability insurance	159,354	63,795	13,169	108,728	12.1%

TOTAL	$1,032,942	$686,108	$143,001	$489,835

SCHEDULE V — VALUATION ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
Additions
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charges to other accounts	Deductions	Balance at end of period
Allowance for Uncollected Reinsurance Receivable	$0	$0	$24,833	$0	$24,833

 APPENDIX: A

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES,
CASH SURRENDER VALUES AND ACCUMULATED VALUE OF PREMIUMS

        The tables in this Appendix A show how a Policy's Death Benefit, Cash Surrender Value and Account Value could change over an extended period of time, assuming constant gross annual rates of return for the Separate Account of 0%, 6% and 12%. ("Gross return" for this purpose means the assumed rate of return the underlying Portfolio has earned before deducting any of its expenses or any Policy Charges and deductions). The tables are based on an initial premium of $30,000 to provide insurance coverage on females aged 55 and males aged 65. The insureds are assumed to be in the nonsmoker standard risk classification. The first version of each of the tables assumes our current (i.e., non-guaranteed) rates for the cost of insurance charge, and other charges we make under a Policy on a daily or monthly basis. The next table is based on our contractually guaranteed rates for those items.

        The Death Benefits, Cash Surrender Values and Account Values shown in the tables also reflect an unweighted average of the investment advisory fees and other operating expenses incurred as of December 31, 2000 by the Portfolios that were available to Contract Owners on May 1, 2001, at an annual rate of 1.01% of the average daily net assets of the Portfolios. This average reflects a voluntary "cap" on the investment advisory fees. If the investment adviser discontinued these caps, the values illustrated on the following pages could be less. (See "Highlights"). If the unweighted average included the investment advisory fees and other operating expenses after expense waiver reimbursement or cap, incurred as of December 31, 2002, by the Portfolios currently available to Contract Owners, the average investment advisory fee and other operating expenses would be less and the values illustrated on the following pages would be more.

        Taking account of the charges for mortality and expense risks and administrative expense in the Separate Account and the average investment advisory fee and operating expenses of the Portfolios, the gross current annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.91%, 4.09% and 10.09% and -2.21%, 3.79% and 9.79%, respectively for the "current" and "guaranteed" tables. The tables do not reflect any tax charges attributable to the Separate Account since we currently make no such charges. If we impose any such charges in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Account Values illustrated.

        The second column of each table shows the amount that would accumulate if you instead invested your assumed premiums to earn interest, after taxes of 5% per year, compounded annually.

$30,000 INITIAL PREMIUM
$97,565 SPECIFIED AMOUNT

M, 55 / F, 55		Hypothetical Gross Investment Return — Current Rates
End of Contract Year	Premium Paid plus Int. at 5%	0% Acct. Value	0% Surr. Value	0% Death Benefit	6% Acct. Value	6% Surr. Value	6% Death Benefit	12% Acct. Value	12% Surr. Value	12% Death Benefit
1	6,300	4,948	2,669	500,000	5,276	2,998	500,000	5,606	3,328	500,000
2	12,915	9,783	5,226	500,000	10,748	6,192	500,000	11,755	7,199	500,000
3	19,861	14,505	9,949	500,000	16,421	11,865	500,000	18,498	13,942	500,000
4	27,154	19,115	14,559	500,000	22,300	17,743	500,000	25,890	21,334	500,000
5	34,811	23,612	19,056	500,000	28,389	23,832	500,000	33,992	29,436	500,000
6	42,852	27,997	24,352	500,000	34,694	31,049	500,000	42,872	39,227	500,000
7	51,295	32,266	29,350	500,000	41,219	38,303	500,000	52,599	49,683	500,000
8	60,159	36,417	34,230	500,000	47,966	45,779	500,000	63,252	61,065	500,000
9	69,467	40,668	39,210	500,000	55,180	53,722	500,000	75,182	73,724	500,000
10	79,241	44,794	44,065	500,000	62,640	61,911	500,000	88,257	87,528	500,000
15	135,945	63,253	63,253	500,000	103,601	103,601	500,000	175,564	175,564	500,000
20	208,316	75,907	75,907	500,000	150,129	150,129	500,000	314,597	314,597	500,000
25	300,681	77,180	77,180	500,000	201,080	201,080	500,000	552,363	552,363	579,981
30	418,565	47,867	47,867	500,000	248,029	248,029	500,000	944,428	944,428	991,650

        THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST

        OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$30,000 INITIAL PREMIUM
$97,565 SPECIFIED AMOUNT

M, 55 / F, 55		Hypothetical Gross Investment Return — Guaranteed Rates
End of Contract Year	Premium Paid plus Int. at 5%	0% Acct. Value	0% Surr. Value	0% Death Benefit	6% Acct. Value	6% Surr. Value	6% Death Benefit	12% Acct. Value	12% Surr. Value	12% Death Benefit
1	6,300	4,579	2,301	500,000	4,888	2,609	500,000	5,197	2,919	500,000
2	12,915	8,985	4,428	500,000	9,885	5,329	500,000	10,824	6,268	500,000
3	19,861	13,210	8,654	500,000	14,984	10,428	500,000	16,909	12,353	500,000
4	27,154	17,246	12,690	500,000	20,176	15,619	500,000	23,483	18,926	500,000
5	34,811	21,081	16,525	500,000	25,446	20,889	500,000	30,575	26,019	500,000
6	42,852	24,700	21,055	500,000	30,777	27,132	500,000	38,216	34,571	500,000
7	51,295	28,082	25,166	500,000	36,147	33,231	500,000	46,434	43,518	500,000
8	60,159	31,196	29,009	500,000	41,522	39,335	500,000	55,251	53,064	500,000
9	69,467	34,114	32,656	500,000	46,971	45,513	500,000	64,800	63,342	500,000
10	79,241	36,681	35,952	500,000	52,337	51,608	500,000	74,996	74,267	500,000
15	135,945	42,446	42,446	500,000	75,841	75,841	500,000	136,519	136,519	500,000
20	208,316	27,214	27,214	500,000	83,558	83,558	500,000	217,607	217,607	500,000
25	300,681	0	0	0	41,730	41,730	500,000	323,453	323,453	500,000
30	418,565	0	0	0	0	0	0	495,294	495,294	520,058

        THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$30,000 INITIAL PREMIUM
$58,178 SPECIFIED AMOUNT

M, 55 / F, 55		Hypothetical Gross Investment Return — Current Rates
End of Contract Year	Premium Paid plus Int. at 5%	0% Acct. Value	0% Surr. Value	0% Death Benefit	6% Acct. Value	6% Surr. Value	6% Death Benefit	12% Acct. Value	12% Surr. Value	12% Death Benefit
1	7,350	5,926	3,647	500,000	6,314	4,036	500,000	6,703	4,425	500,000
2	15,068	11,717	7,161	500,000	12,863	8,307	500,000	14,057	9,501	500,000
3	23,171	17,375	12,819	500,000	19,654	15,097	500,000	22,123	17,566	500,000
4	31,679	22,900	18,343	500,000	26,692s	22,136	500,000	30,966	26,410	500,000
5	40,613	28,292	23,735	500,000	33,985	29,429	500,000	40,662	36,106	500,000
6	49,994	33,552	29,907	500,000	41,541	37,896	500,000	51,291	47,646	500,000
7	59,844	38,677	35,761	500,000	49,363	46,447	500,000	62,939	60,023	500,000
8	70,186	43,666	41,479	500,000	57,458	55,271	500,000	75,701	73,514	500,000
9	81,045	48,746	47,288	500,000	66,082	64,624	500,000	89,963	88,505	500,000
10	92,448	53,684	52,955	500,000	75,007	74,278	500,000	105,601	104,872	500,000
15	158,602	75,981	75,981	500,000	124,492	124,492	500,000	210,456	210,456	500,000
20	243,035	92,245	92,245	500,000	181,564	181,564	500,000	379,187	379,187	500,000
25	350,794	97,441	97441	500,000	249,198	249,198	500,000	667,785	667,785	701,174
30	488,326	73,500	73,500	500,000	321,539	321,539	500,000	1,141,068	1,141,068	1,198,121

        THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

$30,000 INITIAL PREMIUM
$58,178 SPECIFIED AMOUNT

M, 55 / F, 55		Hypothetical Gross Investment Return — Guaranteed Rates
End of Contract Year	Premium Paid plus Int. at 5%	0% Acct. Value	0% Surr. Value	0% Death Benefit	6% Acct. Value	6% Surr. Value	6% Death Benefit	12% Acct. Value	12% Surr. Value	12% Death Benefit
1	7,350	5,505	3,227	500,000	5,871	3,593	500,000	6,237	3,959	500,000
2	15,068	10,814	6,258	500,000	11,886	7,330	500,000	13,002	8,446	500,000
3	23,171	15,921	11,365	500,000	18,039	13,482	500,000	20,335	15,779	500,000
4	31,679	20,817	16,261	500,000	24,321	19,765	500,000	28,275	23,719	500,000
5	40,613	25,492	20,936	500,000	30,722	26,166	500,000	36,865	32,309	500,000
6	49,994	29,932	26,287	500,000	37,227	33,582	500,000	46,149	42,504	500,000
7	59,844	34,117	31,201	500,000	43,814	40,898	500,000	56,170	53,254	500,000
8	70,186	38,018	35,831	500,000	50,454	48,267	500,000	66,968	64,781	500,000
9	81,045	41,708	40,250	500,000	57,220	55,762	500,000	78,696	77,238	500,000
10	92,448	45,035	44,306	500,000	63,958	63,229	500,000	91,293	90,564	500,000
15	158,602	54,509	54,509	500,000	95,404	95,404	500,000	169,280	169,280	500,000
20	243,035	43,299	43,299	500,000	114,122	114,122	500,000	279,716	279,716	500,000
25	350,794	0	0	0	91,201	91,201	500,000	447,678	447,678	500,000
30	488,326	0	0	0	0	0	0	728,320	728,320	764,736

        THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING ECONOMIC CONDITIONS, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND ACCOUNT VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATION CAN BE MADE THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

PART II
UNDERTAKING TO FILE REPORTS

        Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

UNDERTAKING REGARDING INDEMNIFICATION

        Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors and officers and controlling persons of the Registrant and the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO
SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

        In accordance with section 26(e) of the Investment Company Act of 1940, Protective Life Insurance Company represents that the fees and charges deducted under the Policies described in this Registration Statement on Form S-6, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life Insurance Company. Protective Life Insurance Company bases its representation on its assessment of all the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Protective Life Insurance Company to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or in any variations thereof based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

CONTENTS OF REGISTRATION STATEMENT

        This Registration Statement comprises the following papers and documents:

        The facing sheet.

        Cross-Reference Sheet.

        The prospectus consisting of 112 pages.

        The undertaking to file reports.

        The undertaking regarding indemnification.

        The representation pursuant to section 26(e) under the Investment Company Act of 1940.

        The signatures.

        The following exhibits:

1.A	(1)		Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account.*
	(2)		Not Applicable.
	(3)	(a)	Underwriting Agreement.####
		(b)	Form of Sales Agreement.####
		(c)	Commission Schedule for the Policies###
	(4)		Not Applicable.
	(5)		Specimen Variable Life Insurance Policy.###
	(6)	(a)	Articles of Incorporation of Protective Life Insurance Company.†
		(b)	By-Laws of Protective Life Insurance Company.†
		(c)	Consent of Protective Life Insurance Company to Merger with First Variable Life Insurance††
	(7)		Not Applicable.
	(8)	(a)	Form of Fund Participation Agreement with Variable Investors Series Trust; Form of Fund Participation Agreements with AIM Variable Insurance Funds, Inc., et al; American Century Investment Management, Inc.; Deutsche Asset Management VIT Funds (formerly known as BT Insurance Funds, et al); Federated Insurance Series; Lord Abbett Series Fund, Inc., et al; MFS Variable Insurance Trust, et al; and Templeton Variable Insurance Products Series Fund, et al.####
		(b)	Form of Fund Participation Agreement with Fidelity Variable Insurance Products Fund; Fidelity Variable Insurance Products Funds II; Fidelity Variable Insurance Products Funds III; and Seligman Portfolios, Inc.####
		(c)	Form of Participation Agreement with Invesco Variable Investment Funds, Inc. and PBHG Insurance Series Fund, Inc.#####
	(9)		Not Applicable.
	(10)		Specimen Flexible Premium Variable Life Insurance Application.###
2.			Opinion and Consent of Nancy Kane, Esq.****
3.			Not Applicable.
4.			Not Applicable
5.			Not Applicable
6.			Opinion and consent of Actuary.****
7.		(a)	Consent of KPMG LLP Independent Auditors****
		(b)	Consent of PricewaterhouseCoopers LLP Independent Auditors****
8.			Powers of Attorney.****

*	Incorporated herein by reference to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on June 3, 1996 (File No. 333-05053).
**	Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File No. 333-05053).
***	Incorporated herein by reference to Post-Effective Amendment No. 22 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on September 18, 1996 (File Nos. 333-12197, 811-04092).

****	Filed herewith.
#	Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company and Separate Account VL, filed electronically with the Securities and Exchange Commission on January 3, 1997 (File No. 333-19193).
##	Incorporated herein by reference to Post-Effective Amendment No. 21 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on April 29, 1996 (File Nos. 33-86738, 811-04092).
###	Incorporated by Reference to the Post-Effective Amendment No. 5 to the Form N-4 Registration Statement of First Variable Life Insurance Company (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on or about April 28, 2000.
####	Incorporated by reference to Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on or about April 27, 1998 (File No. 333-19193).
#####	Incorporated by reference to Post-Effective Amendment No. 13 to the Form N-4 Registration Statement of First Variable Life Insurance Company and First Variable Annuity Fund E, filed electronically with the Securities and Exchange Commission on or about May 1, 2001 (File No. 333-35749).
†	Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement of Protective Life Insurance Company, (File No. 33-61599) as filed with the Commission on August 4, 1995.
††	Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement of Protective Life Insurance Company (File No. 333-111690) as filed with the Commission on January 2, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on January 2, 2004.

SEPARATE ACCOUNT VL

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

PROTECTIVE LIFE INSURANCE COMPANY

By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

        As required by the Securities Act of 1933, the amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board, President, and Director (Principal Executive Officer)	January 2, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Executive Vice President, Chief Financial Officer, and Director (Principal Financial Officer)	January 2, 2004
/s/ STEVE WALKER Steve Walker	Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	January 2, 2004
/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Director	January 2, 2004
/s/ WAYNE E. STUENKEL Wayne E. Stuenkel	Director	January 2, 2004

/s/ DEBORAH J. LONG Deborah J. Long	Director	January 2, 2004
/s/ CAROLYN KING Carolyn King	Director	January 2, 2004
/s/ RICHARD J. BIELEN Richard J. Bielen	Director	January 2, 2004
/s/ J. WILLIAM HAMER, JR. J. William Hamer, Jr.	Director	January 2, 2004
/s/ T. DAVIS KEYES T. Davis Keyes	Director	January 2, 2004

By:	/s/ NANCY KANE Nancy Kane Attorney-in-fact	January 2, 2004

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  Prospectus January 2, 2004
CAPITAL ESTATE BUILDER VUL JOINT SURVIVORSHIP FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES Issued by PROTECTIVE LIFE INSURANCE COMPANY Separate Account VL P.O. Box 830765 Birmingham, Alabama 35283-0765 Telephone: 1-800-228-1035 www.protective.com
TABLE OF CONTENTS
DEFINITIONS
HIGHLIGHTS
PROTECTIVE LIFE INSURANCE COMPANY
THE SEPARATE ACCOUNT
YOUR INVESTMENT OPTIONS
  The Available Options
  Transfers Among Investment Options
  Mixed and Shared Funding
MORE ABOUT CHARGES AND DEDUCTIONS
  Monthly Deductions
  Daily Deductions
  Surrender Charge
  Fund Expenses
  Other Charges and Deductions (Not Currently Charged)
  Elimination, Reduction or Refund of Charges and Deductions; Increases in Bonuses
  Purposes of Policy Charges
THE POLICIES
  Application and Issuance of a Policy
  Premiums
  Allocation of Premiums
  Telephone Transactions
POLICY BENEFITS AND VALUES
  Death Benefit
  Death Benefit Options A and B
  Premium Value Bonuses and Cash Value Bonuses
  Optional Additional Benefit Riders
  Policy Loans
  Surrender and Withdrawals
  Maturity Proceeds
  Lapse and Reinstatement
  Payment of Proceeds
  Tax Withholding
  Payout Options
  Right to Exchange for a Fixed Benefit Policy
  Right to Exchange for Two Insurance Policies
OTHER PROVISIONS OF THE POLICY
  Suicide Exclusion
  Representations and Contestability
  Misstatement of Age or Sex
  Owner and Beneficiary
  Assignments
  Reports and Records
  Voting Rights
  Suspension of Payments and Transfers
  Suspension of Policy
  Nonparticipation in Our Dividends
DISTRIBUTION AND OTHER AGREEMENTS
OUR MANAGEMENT
  Protective Directors and Executive Officers
FEDERAL TAX MATTERS
  General
  Our Taxation
  Income Tax Treatment of Policy Benefits
  Diversification Requirements
ADVERTISING PRACTICES
LEGAL MATTERS
  State Regulation
  Legal Proceedings
INDEPENDENT ACCOUNTANTS
REGISTRATION STATEMENT
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL NOTES TO FINANCIAL STATEMENTS For the Year Ended December 31, 2002
FIRST VARIABLE LIFE INSURANCE COMPANY — SEPARATE ACCOUNT VL NOTES TO FINANCIAL STATEMENTS December 31, 2001 and 2000
FIRST VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL NOTES TO CONDENSED FINANCIAL STATEMENTS (unaudited) For the Nine Months Ended September 30, 2003
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
CONSOLIDATED CONDENSED BALANCE SHEETS
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
PROTECTIVE LIFE INSURANCE COMPANY NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited) (Amounts in tables are in thousands)
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
PROTECTIVE LIFE INSURANCE COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (All dollar amounts in tables are in thousands)
APPENDIX: A
ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, CASH SURRENDER VALUES AND ACCUMULATED VALUE OF PREMIUMS